Exhibit 99.1

26 August 2023

DANAHER CORPORATION

(as Parent)

DIADEM HOLDCO LIMITED

(as Purchaser)

and

ABCAM PLC

(as Company)

TRANSACTION AGREEMENT

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44.20.7710.1000

www.lw.com

i

SCHEDULE 4	64

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SCHEDULE 5	87

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER

SCHEDULE 6	90

FORM OF SCHEME

SCHEDULE 7	100

FORM OF COMPANY SHAREHOLDER RESOLUTION

ii

THIS AGREEMENT is made on 26 August 2023 (this “Agreement”).

BETWEEN

(1)	DANAHER CORPORATION, a Delaware corporation with its principal place of business at 2200 Pennsylvania Avenue, NW Suite 800W, Washington, D.C. 20037, United States of America (the “Parent”);

(2)

DIADEM HOLDCO LIMITED, a private limited company incorporated in England and Wales with registered number 15096793, whose registered office is at Unit 4, Blythe Valley Innovation Centre, Central Boulevard, Blythe Valley Business Park, Solihull B90 8AJ, United Kingdom (the “Purchaser”); and

(3)

ABCAM PLC, a public limited company incorporated in England with registered number 03509322, whose registered office is at Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX, United Kingdom (the “Company”),

(each a “Party” and together the “Parties”).

WHEREAS

(A)

The Parties intend that the entire issued and to be issued share capital of the Company be acquired by the Purchaser, an indirect wholly-owned subsidiary of the Parent, or a DR Nominee, by way of the Scheme on the terms and subject to the conditions set out in this Agreement (the “Transaction”).

(B)

In accordance with the Scheme, at the Effective Time the Scheme Shares will transfer from the Scheme Shareholders to the Purchaser and the Scheme Shareholders will have the right to receive the Per-Share Consideration.

(C)

Immediately following the Effective Time and as an indirect consequence of the transfer of the Scheme Shares pursuant to the Scheme, the holders of Company ADSs shall have the right to receive an amount of cash equal to the Per-ADS Consideration in respect of each Company ADS that they hold as at the relevant record time set by the Depositary, subject to and in accordance with the terms and conditions of this Agreement, the Scheme and the Deposit Agreement.

(D)

The Company Board has resolved to unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and that Company Shareholders vote in favour of the Company Shareholder Resolution at the Company General Meeting.

(E)	The Parties have agreed to take certain steps to implement the Transaction and wish to enter into this Agreement to record their respective obligations relating to such matters.

1.	INTERPRETATION

1.1	In this Agreement the following terms have the following meanings:

“1933 Act” means the US Securities Act of 1933;

“1934 Act” means the US Securities Exchange Act of 1934;

“Acceptable Confidentiality Agreement” means a confidentiality agreement that either:

(a)

does not contain any provision that would prevent the Company from complying with its obligation to provide disclosure to the Purchaser relating to any Superior Proposal pursuant to Clause 10.6 and contains provisions that are not materially less favourable to the Company than those contained in the Confidentiality Agreement (provided that no such confidentiality agreement shall be required to contain any standstill or similar provisions); or

(b)	is in effect as of the date of this Agreement;

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person and, for the purposes of this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto;

“Ancillary Scheme Documentation” has the meaning given in Clause 5.3(a);

“Applicable Law” means, with respect to any Person, any federal, state, foreign national or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement;

“Burdensome Condition” has the meaning given in Clause 4.7;

“Business Day” means a day, other than a Saturday, a Sunday or a public holiday, on which banks in the City of London and New York City are open for business generally;

“Clearances” means any antitrust, merger control, or foreign investment approvals, consents, clearances, permissions, waivers required in connection with the Transaction;

“Companies Act” means the UK Companies Act 2006; “Company” has the meaning given in recital (3);

“Company ADS” means an American depositary share representing, as of the date of this Agreement, a beneficial ownership interest in one Company Ordinary Share registered in the name of the Depositary Shareholder issued subject to and in accordance with the terms of the Deposit Agreement;

“Company Articles” means the articles of association of the Company, as amended from time to time;

“Company Adverse Recommendation Change” means the Company Board (or any committee thereof):

(a)	recommending or approving or publicly proposing to recommend, adopt or approve any Competing Proposal;

(b)

withdrawing, qualifying, amending or modifying in a manner adverse to the Purchaser or the Parent (or publicly proposing to withdraw, or qualify, amend or modify in a manner adverse to the Purchaser or the Parent), the Company Board Recommendation, or resolving or agreeing to take any such action;

(c)	failing to include the Company Board Recommendation in the Scheme Circular; or

(d)	resolving to do any of the foregoing;

“Company Balance Sheet” means the consolidated balance sheet of Company and its Subsidiaries as of 31 December 2022 (including the notes thereto) set out in the Company’s annual report and accounts for the year ended 31 December 2022, filed with the SEC on Form 20-F on 20 March 2023;

“Company Board” means the board of directors of the Company, from time to time;

“Company Board Recommendation” means the unanimous recommendation of the Company Board that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and that Company Shareholders vote in favour of the Company Shareholder Resolution at the Company General Meeting;

“Company Disclosure Letter” means the disclosure letter delivered by the Company to the Purchaser and the Parent on the date of this Agreement;

“Company Employee Plan” means any (a) material “employee benefit plan” as defined in Section 3(3) of ERISA; or (b) other material plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit sharing, equity or equity based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (i) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the benefit of any current or former director, officer, employee, worker or individual consultant of the Company or any of its Subsidiaries, or (ii) for which the Company or any of its Subsidiaries has any liability and, in each case, other than any arrangement sponsored or maintained by a Governmental Authority or which is required to be maintained by Applicable Law;

“Company Equity Plans” means the AGP, the PGIP, the LTIP, the DSA, the SIP, the CSOP, the SOS 2005 and SOP 2015, each as defined in Schedule 3;

“Company General Meeting ” means the general meeting of the Company Shareholders (including any adjournment or postponement thereof) to be convened in connection with the Scheme in order for the Company Shareholders to consider and, if thought fit, approve the Company Shareholder Resolution, notice of which is to be set out in the Scheme Circular;

“Company Material Adverse Effect” means any Effect, individually or in the aggregate with other Effects, that has or would reasonably be expected to have a material adverse effect on (i) the ability of the Company to perform its obligations under this Agreement or to consummate the Transaction or (ii) the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole, provided that (with respect to (ii) only) no Effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect:

(a)	any changes in economic conditions in the United Kingdom, the United States or any other country or jurisdiction(s) or other general business, financial or market conditions;

(b)	any changes in conditions generally affecting the industry (including seasonal or business cycle fluctuations) in which the Company or any of its Subsidiaries operate;

(c)	fluctuations in the value of any currency;

(d)

regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets (including changes in interest or inflation rates), in each case in the United Kingdom, the United States or any other country or jurisdiction;

(e)

any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law of or by any Governmental Authority or any recommendations, statements or other pronouncements made, published or proposed by any industry body;

(f)	any changes or prospective changes in IFRS or, to the extent applicable to the Company or any of its Subsidiaries, US GAAP (or, in either case, authoritative interpretations thereof);

(g)

geopolitical conditions, the outbreak or escalation of hostilities, governmental shutdown, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of the foregoing;

(h)

any epidemic or pandemic (including any laws, guidelines, directives, rules or regulations introduced or changed, from time to time, by any Governmental Authority in relation to any such epidemic or pandemic) or any hurricane, earthquake, flood, calamity or other natural disasters, acts of God, any change resulting from weather conditions or any other force majeure event (or any worsening of any of the foregoing);

(i)

any suspension of trading in or decline, in and of itself, in the market price or trading volume of the Company ADSs (provided that any Effects giving rise to or contributing to such suspension or decline that are not otherwise excluded from this definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect);

(j)

any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided that any Effects giving rise to or contributing to such failure that are not otherwise excluded from this definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect);

(k)

the execution and delivery of this Agreement, the public announcement (including any leaks or unintentional announcements) or the pendency of this Agreement or the pendency or consummation of the Transaction, the taking of any action (or omitting to take any action) required by this Agreement, or the identity of, or any facts or circumstances relating to, the Parent or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with Governmental Authorities, customers, suppliers, partners, distributors, lenders, payors, officers, employees or other material business relations; provided that this paragraph (k) shall not apply with respect to (i) the representations and warranties in paragraphs 2, 5 and 6 of Schedule 4 or (ii) the Condition set out in paragraph 2(a) of Schedule 1 to the extent it relates to such representations and warranties, in each case solely to the extent that the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement;

(l)

the entry by any Governmental Authority into any Proceedings or Order relating to the Transaction, including any such Proceedings or Order requiring any assets or lines of business to be sold, licensed or otherwise disposed or held separate thereafter in connection with any Clearance;

(m)	any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to this Agreement or the Transaction;

(n)	any act or omission taken or not taken at the request of, or with the consent of, the Parent or the Purchaser or any matter Disclosed on the Company Disclosure Letter; or

(o)	the availability or cost of financing to the Parent or any of its Subsidiaries or any breach by the Parent or the Purchaser of this Agreement,

except that (i) the matters referred to in Clauses (a) through (h) may be taken into account (to the extent not excluded by another Clause of this definition) to the extent that the impact of any such Effect on the Company and its Subsidiaries, taken as a whole, is disproportionately adverse relative to the impact of such Effect on companies operating in the industry in which the Company and its Subsidiaries operate, and then solely to the extent of such disproportionate impact, and (ii) in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur, there shall be taken into account any right to insurance or indemnification available to the Company and its Subsidiaries;

“Company Ordinary Shares” means ordinary shares of £0.002 each in the capital of the Company including, for the avoidance of doubt, the Deposited Shares;

“Company Products” means any product sold, manufactured, marketed, developed or distributed by the Company or any of its Subsidiaries;

“Company Revolving Credit Facility” means the revolving credit facility made available under the facility agreement dated 7 March 2023 between, among others, the Company, Abcam US Group Holdings Inc., the Arrangers, the Original Lenders and the Agent (each term as defined therein), as amended, modified or supplemented from time to time;

“Company Share Option” means any option to acquire Company Ordinary Shares or Company ADSs outstanding under the Company Equity Plans;

“Company Shareholder” means a registered holder of Company Ordinary Shares as shown on the register of members of the Company, from time to time;

“Company Shareholder Approvals” means, together:

(a)

the approval by a majority in number of the Scheme Shareholders who are on the register of members of the Company at the Voting Record Time and who are present and vote, whether in person or by proxy, at the Court Meeting (and at any separate class meeting which may be required by the Court) and who represent not less than 75% in value of the Scheme Shares voted by those Scheme Shareholders; and

(b)

the passing of the Company Shareholder Resolution by Company Shareholders representing not less than 75% of the total voting rights of Company Shareholders present and voting, whether in person or by proxy, at the Company General Meeting;

“Company Shareholder Meetings” means the Court Meeting and the Company General Meeting;

“Company Shareholder Resolution” means the special resolution to amend the Company Articles and approve such other matters as may be necessary to facilitate the implementation of the Transaction and/or the Scheme, in substantially the form set out in Schedule 7 with or subject to any modification or addition which the Purchaser, the Parent and the Company may mutually agree;

“Company Termination Payment” has the meaning given in Clause 15.1;

“Competing Proposal” means any indication of interest, proposal or offer from any Person (or Persons acting in concert) or Group, other than any member of the Purchaser Group, relating to any:

(a)

direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company or any of its Subsidiaries (including securities of Subsidiaries) equal to more than 20% of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or to which more than 20% of the revenues or earnings of the Company and its Subsidiaries, taken as a whole, on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available;

(b)

direct or indirect acquisition (whether by issuance or transfer and whether in a single transaction or a series of related transactions) of more than 20% of the outstanding voting or equity securities of the Company, including Company ADSs (whether by voting power or number of shares);

(c)

takeover offer, tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning more than 20% of the outstanding voting or equity securities of the Company, including Company ADSs (whether by voting power or number of shares); or

(d)

merger, consolidation, share exchange, scheme of arrangement, business combination, joint venture, reorganisation, recapitalisation, liquidation, dissolution or similar transaction or series of related transactions involving the Company or any of its Subsidiaries pursuant to which persons other than the shareholders of the Company immediately preceding such transaction would hold more than 20% of the voting or equity securities in the Company (including Company ADSs) or, as applicable, in such surviving, resulting or ultimate parent entity as a result of such transaction (in each case whether by voting power or number of shares);

“Conditions” means the conditions to the implementation of the Transaction set out in Schedule 1, each a “Condition”;

“Confidentiality Agreement” means the confidentiality letter agreement dated as of 21 July 2023 between the Parent and the Company;

“Consent” means any consent, approval, waiver, license, permit, variance, certificate, registration, exemption, franchise, clearance, authorisation, acknowledgment, Order or other confirmation;

“Consideration Fund” has the meaning given in Clause 3.2;

“Contract ” means any contract, agreement, obligation, understanding or instrument, plant, machinery or equipment lease, license, concession, franchise, note, option, bond, mortgage, indenture, trust document, loan, insurance policy or other legally binding commitment or undertaking of any nature; provided that “Contracts” shall not include any Company Employee

Plan nor any leases, subleases or other agreements relating to the use or occupation of real property;

“Convening Order” has the meaning given in Clause 5.3(d)(ii);

“Co-obligor” has the meaning given in Clause 13.10;

“Court” means the High Court of Justice of England and Wales;

“Court Documentation” has the meaning given in Clause 5.3(h);

“Court Meeting” means such meeting(s) (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme;

“Court Sanction Condition” means the Condition set out in paragraph 1(b) of Schedule 1;

“Court Sanction Order” means the order of the Court sanctioning the Scheme under Part 26 of the Companies Act;

“D&O Parties ” means the directors, managers and officers of the Company and each of its Subsidiaries as at the Effective Date and any other person who was a director, manager or officer of the Company or any of its Subsidiaries in the six years prior to the Effective Date;

“Data Room” has the meaning given in the Company Disclosure Letter;

“Deposit Agreement” means the deposit agreement dated as of 26 October 2020 between the Company, the Depositary and all holders and beneficial owners of the Company ADSs issued thereunder, as amended, modified or supplemented from time to time;

“Depositary” means Citibank, N.A., or such other entity as may, from time to time, act as the “Depositary” (as such term is defined in the Deposit Agreement);

“Depositary Shareholder” means the Depositary and/or such nominee or custodian as may be appointed by the Depositary, from time to time, in accordance with the terms of the Deposit Agreement;

“Deposited Scheme Shares” means those Scheme Shares in respect of which the registered holder (as shown in the register of members of Company at the Scheme Record Time) is the Depositary Shareholder and which are held subject to and in accordance with the terms of the Deposit Agreement;

“Deposited Shares” means those Company Ordinary Shares in respect of which the registered holder (as shown in the register of members of Company) is the Depositary Shareholder and which are held subject to and in accordance with the terms of the Deposit Agreement;

“Disclosed” means fairly disclosed with sufficient detail to enable a reasonable party to identify the nature and scope of the matter disclosed and to form a view on whether to exercise any rights in respect of such matter;

“Dispute” has the meaning given in Clause 27.3;

“DR Nominee” means such company falling within Section 67(6) and Section 93(3) of the Finance Act 1986 as the Purchaser may in its sole discretion appoint;

“Effect” mean any event, change, effect, circumstance, fact, development or occurrence;

“Effective Date” means the date on which the Court Sanction Order is delivered to the Registrar of Companies, at which point the Scheme shall become effective in accordance with its terms;

“Effective Time” means the time on the Effective Date at which the Court Sanction Order is delivered to the Registrar of Companies;

“Encumbrance” means, with respect to any share, security, property or asset (as applicable), any mortgage, lien, pledge, charge, security interest, hypothecation, right of pre-emption, right of first refusal, contract for sale, or restriction of any nature or other encumbrance, whether voluntarily incurred or arising by operation of Applicable Law, including any Contract to give or grant any of the foregoing;

“Equity Securities” means, with respect to any Person:

(a)	any shares in the share capital or other equity securities of, or other membership, partnership or other ownership interest in, such Person, including American depositary shares;

(b)

any securities of such Person convertible into or exchangeable or exercisable for shares in the share capital or other equity or voting securities of, or other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries;

(c)

any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any share capital or other equity or voting securities of, or other membership, partnership or other ownership interests in, or securities convertible into or exchangeable or exercisable for share capital or other equity or voting securities of, or other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries; or

(d)

any restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital or other equity or voting securities of, other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries;

“ERISA” means the Employee Retirement Income Security Act of 1974;

“Excluded Shares” means any Company Ordinary Shares that, as at the Scheme Record Time, are:

(a)	registered in the name of, or beneficially owned by, the Purchaser, any member of the Purchaser Group or their respective nominees; or

(b)	held by the Company in treasury;

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing;

“Forms of Proxy” has the meaning given in Clause 5.3(a);

“Governmental Authority” means any national, transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal;

“Group” means a “group” as defined in section 13(d) of the 1934 Act;

“Identified Clearances” means the Clearances set out in Schedule 2;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, from time to time;

“Indebtedness” means, with respect to any Person:

(a)	all obligations for borrowed money, whether current, short-term or long-term and whether secured or unsecured;

(b)

all obligations evidenced by bonds, debentures, notes or similar instruments, including any lability in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock;

(c)	all indebtedness of others secured by any Encumbrance on owned or acquired property, whether or not the indebtedness secured thereby has been assumed;

(d)	all finance and capital lease obligations and all synthetic lease obligations;

(e)

all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments whether or not drawn;

(f)	all obligations under securitisation transactions;

(g)	all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business);

(h)	all obligations, contingent or otherwise, in respect of bankers’ acceptances, whether or not drawn;

(i)

net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination);

(j)

guarantees in respect of Indebtedness described in clauses (a) through (i), including guarantees of another person’s Indebtedness or any obligation of another person which is secured by assets of Company or any of its Subsidiaries; and

(k)	any accrued interest or penalties on any of the foregoing;

“Intellectual Property Rights” means any and all common law or statutory rights anywhere in the world arising under or associated with:

(a)	patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions (“Patents”);

(b)	trademarks, service marks, trade dress, trade names, logos, and other designations or indicia of origin (“Marks”);

(c)	domain names;

(d)	copyrights and any other equivalent rights in works of authorship (whether or not registerable, including rights in software as a work of authorship) (“Copyrights”);

(e)

trade secrets and industrial secret rights in confidential or proprietary business or technical information, including know-how, formulations, formulae, technical, research, clinical and other data, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons; and

(f)	other similar or equivalent intellectual property or proprietary rights anywhere in the world;

“Intervening Event” means any Effect that:

(a)

is material to the Company and its Subsidiaries (taken as a whole) that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement);

(b)	does not result from a breach of this Agreement by the Company or relate to any Clearance or the expiration or termination of any waiting period under Applicable Law; and

(c)	does not relate to or involve any Competing Proposal or any enquiry or communications relating thereto,

provided that in no event shall the following constitute, or be taken into account in determining the existence of an Intervening Event: (i) the fact alone that the Company meets or exceeds any internal or published forecasts or projections for any period, or any changes alone after the date of this Agreement in the market price or trading volume of Company ADSs or (ii) any event, fact or circumstance relating to or involving the Parent or its Affiliates;

“Joint Announcement” means the joint announcement to be made by the Parties in respect of their intention to proceed with the Transaction on and subject to the terms of this Agreement;

“Knowledge” means:

(a)

with respect to the Company, the actual knowledge of Alan Hirzel (CEO), Michael Baldock (CFO), Emma Sceats (VP Sales), Jonathan Baker (VP Ops & Supply Chain), Alejandra Solache (VP R&D), Juan-Carlos Sacristan (CIO), Nick Skinner (VP HR) and Marc Perkins (GC); and

(b)	with respect to the Parent or the Purchaser, the actual knowledge of Daniel Raskas (SVP Corporate Development) and Christopher Korves (VP Corporate Development);

“Liability” costs, losses, liabilities, damages, claims, demands, proceedings, expenses, penalties and legal and other professional fees, including any direct or indirect consequential losses, loss of profit and loss of reputation;

“Long Stop Date” means date that is 12 months from the date of this Agreement or such later date as specified in accordance with Clause 4.11 (or otherwise as the Purchaser and the Company may agree in writing and the Court may allow);

“Material Contracts” has the meaning given in paragraph 16.1 of Schedule 4;

“Nasdaq” means the NASDAQ Global Market or the NASDAQ Stock Market LLC, as applicable;

“Order” means any undertaking, condition, obligation, commitment, remedy, order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, made to or entered by or with any Governmental Authority;

“Panel” has the meaning given in Clause 13.14(b);

“Parent” has the meaning given in recital (1);

“Parent Material Adverse Effect” shall mean any Effect that would prevent, materially delay or materially impair the ability of the Parent or the Purchaser to perform their respective obligations under this Agreement or consummate the Transaction;

“Parent Termination Payment” has the meaning given in Clause 15.4; “Parties” and “Party” each have the meaning given in the recitals; “Paying Agent” has the meaning given in Clause 3.1;

“Permits” means any certificates, permits, licenses, franchises, approvals, concessions, orders, exemptions, variances, clearances, qualifications, registrations, certifications, designations, and similar authorisations required from any Governmental Authority;

“Permitted Encumbrance” means:

(a)

any Encumbrance for Taxes (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established to the extent required in accordance with IFRS or US GAAP;

(b)

vendors’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s Encumbrances, Encumbrances securing performance of bids, construction, trade contracts, plant, machinery or equipment leases, or other similar Encumbrances in the ordinary course of business including those arising by operation of Applicable Law in the ordinary course of business for amounts not yet delinquent;

(c)	pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, in each case in the ordinary course of business;

(d)

easements, rights-of-way, covenants, burdens, stipulations, reservations, encroachments, restrictions and other Encumbrances incurred in the ordinary course of business that do not materially detract from the value or the use or enjoyment of the Real Properties subject thereto;

(e)	statutory landlords’ liens and liens granted to or in favour of landlords under any Leases or any deeds or documents supplemental or ancillary thereto;

(f)

planning, zoning and building codes or regulations, conditions, restrictions and requirements, land use restrictions and other Applicable Laws regulating the use or occupancy of real properties or the activities conducted thereon which are not violated by the current use and operation of any Real Properties;

(g)

planning obligations, contributions or financial levies relating to Real Properties that are imposed by a Governmental Authority having jurisdiction over any Real Properties and any planning or statutory agreements and unilateral undertakings entered into with or in favour of any Governmental Authority, statutory undertaker or utility provider relating to any Real Properties;

(h)	Encumbrances contained or referred to in the deeds and documents relating to the Real Properties and in any surveys relating to the Real Properties;

(i)

Encumbrances which would be revealed by searches or enquiries, whether or not made, on this date of this Agreement, at the applicable land registries, local and central land charges registries, local authorities and all other public registers relevant to the Real Properties;

(j)	Encumbrances which would be revealed as a result of a physical inspection, whether or not made, of the Real Properties;

(k)	Encumbrances affecting the interest of any superior leasehold, freehold, fee or other superior interest held by entities other than the Company or its Subsidiaries in relation to the Real Properties;

(l)

other Encumbrances which, in the case of each of the foregoing paragraphs (d) through (k) would not, individually or in the aggregate, materially interfere with the ordinary conduct of business at each of the Real Properties;

(m)	non-exclusive licenses granted under Intellectual Property Rights in the ordinary course of business;

(n)	any purchase money security interests, equipment leases or similar financing arrangements;

(o)

any Encumbrances that do not secure a liquidated amount, have been incurred in the ordinary course of business and that would not individually or in the aggregate materially impact the business operations of the applicable Party;

(p)	Encumbrances that would be discharged or released at or prior to Effective Time; or

(q)	any Encumbrances which are disclosed on the Company Balance Sheet (in either case, in respect of Encumbrances applicable to the Company or any of its Subsidiaries) or in the Company Disclosure Letter;

“Per-ADS Consideration” means an amount equal to the Per-Share Consideration in cash per Company ADS, subject to such deductions and withholdings as may properly make in accordance with the terms of the Deposit Agreement;

“Per-Share Consideration” means $24.00 in cash per Company Ordinary Share;

“Person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organisation, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality);

“Proceeding” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings, in each case, by or before any Governmental Authority;

“Purchaser” has the meaning given in recital (2);

“Purchaser Group” means the Parent, the Purchaser and any other direct or indirect Subsidiaries of the Parent, from time to time including, for the avoidance of doubt, the Company and its Subsidiaries from the Effective Time;

“Registrar of Companies” means the Registrar of Companies in England and Wales;

“Relevant Period” means the period staring on the date of this Agreement and ending on the earlier to occur of:

(a)	the Effective Time; and

(b)	the termination of this Agreement in accordance with Clause 14;

“Representatives” means, with respect to any Person, its officers, directors, employees, investment bankers, attorneys, accountants, auditors, consultants and other agents, advisors and representatives;

“Residual Scheme Shares” means the Scheme Shares, excluding the Deposited Scheme Shares;

“Scheme” means the scheme of arrangement, in substantially the form set out in Schedule 6, to be proposed under section 899 of the Companies Act by the Company to the Company Shareholders to implement the Transaction, with or subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Circular” means the circular to be sent by the Company to the Company Shareholders setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Court Meeting and the Company General Meeting, including (as the context requires) any revised or supplementary scheme circular;

“Scheme Record Time” means the date and time to be specified in the Scheme Circular by reference to which the Scheme Shares transferring to the Purchaser under the Scheme, on and subject to the terms of the Scheme, shall be determined;

“Scheme Shareholder” means a holder of one or more Scheme Shares; “Scheme Shares” means Company Ordinary Shares:

(a)	in issue at the date of the Scheme;

(b)	(if any) issued after the date of the Scheme Circular but before the Voting Record Time; and

(c)

(if any) issued at or after the Voting Record Time but at or before the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Scheme or shall by such time have agreed in writing to be bound by the Scheme, in each case excluding any Excluded Shares;

“SEC” means the US Securities and Exchange Commission;

“Senior Employee” means any employee of Company or any of its Subsidiaries who is either:

(a)	in the executive leadership team; or

(b)

has an annual base salary in excess of £200,000 or the equivalent amount in any local currency as reasonably determined by the Company based on the prevailing exchange rate applicable on the date of this Agreement;

“Shareholder Approval Condition” means the Condition set out in paragraph 1(a) of Schedule 1;

“Subsidiary” means, with respect to any Person, another Person of which such first Person owns or controls, directly or indirectly, securities or other ownership interests representing more than 50% of the voting power of all outstanding share, stock or ownership interests of such second Person;

“Superior Proposal” means any bona fide, written Competing Proposal made after the date of this Agreement by any Person (or Persons acting in concert) or Group (other than any member of the Purchaser Group) (with all references to “20%” in the definition of Competing Proposal being deemed to be references to “50%”) on terms that the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the Competing Proposal (and taking into account any revised terms and conditions proposed by the Parent and the Purchaser under Clause 10.6) that the Company Board (or any committee thereof) considers to be appropriate, would result in a transaction that is more favourable to the Company Shareholders than the Transaction;

“Takeover Code” has the meaning given in Clause 13.14(a)

“Tax” means any US Federal, State, local or non-US income, capital gains, sales, use, goods and services, ad valorem, payroll, withholding, excise, transfer, social security, value added, stamp, environmental or profits taxes, and any other levies, imposts, duties or tariffs, in each case in the nature of a tax, together with any interest and penalties, imposed with respect thereto;

“Taxing Authority” means any Governmental Authority that has the power to impose, assess, determine, administer or collect any Taxes;

“Third Party” means any Person or Group, other than Company, Parent or any of their respective Subsidiaries or Representatives;

“Transaction” has the meaning given in recital (A);

“Transaction Documentation” has the meaning given in Clause 5.3(b);

“Transaction Litigation” has the meaning given in Clause 13.4;

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US” means the United States of America;

“US GAAP” means the standard of generally accepted accounting principles in the United States, as in effect from time to time;

“VAT” means (a) any value added tax imposed by the UK Value Added Tax Act 1994; (b) any Tax imposed pursuant to Council Directive 2006/112/EC in any member state of the European Union and (c) outside the UK or European Union, any similar or comparable Tax;

“Voting Record Time ” means in relation to the Court Meeting or the Company General Meeting, as the context requires, the date and time to be specified in the Scheme Circular by reference to which the entitlement to vote at the Court Meeting or Company General Meeting, as the case may be, will be determined; and

“Working Hours ” means 9:30 am to 5:30 pm (based on the time at the location of the address of the recipient of the relevant notice) on a Business Day.

1.2	In this Agreement, unless the context otherwise requires:

(a)

a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

(b)	references to a recital, paragraph, Clause or Schedule (other than a schedule to a statutory provision) shall refer to those of this Agreement, except where otherwise expressly stated;

(c)	headings do not affect the interpretation of this Agreement, the singular shall include the plural and vice versa, and references to one gender include all genders;

(d)	references to time are to the time in England, United Kingdom, except where otherwise expressly stated;

(e)	any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours running from midnight to midnight;

(f)

references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(g)	references to “writing” or “written” shall include any modes of reproducing words in any legible form and include email, except where otherwise expressly stated;

(h)	references to “£”, “GBP”, “pounds sterling”, “Sterling”, “pence” and “p” are references to the lawful currency from time to time of the United Kingdom;

(i)	references to “$”, “USD”, “dollars” and “cents” are references to the lawful currency from time to time of the United States;

(j)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(k)

the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(l)	the phrase “to the extent that” shall mean the degree to which a subject or other thing extends and shall not simply mean “if”;

(m)

the phrase “ordinary course of business” shall mean the ordinary course of business in all material respects and consistent with past custom and practice (including with respect to quantity and frequency) in all material respects;

(n)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms; and

(o)	any accounting term not specifically defined within the agreement will have the meaning in accordance with IFRS or US GAAP, as applicable.

1.3	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.	TRANSFER OF SCHEME SHARES

2.1

At the Effective Time, subject to and in accordance with the terms of the Scheme and any relevant instruments or forms of transfer (to the extent required), the Scheme Shares shall be transferred from the Scheme Shareholders to the Purchaser or at the Purchaser’s discretion and direction to a DR Nominee (and/or such of its nominee(s) as may be agreed between the Purchaser and the Company) fully paid, with full title guarantee, free from all Encumbrances (other than transfer restrictions arising under applicable securities laws) and together with all rights at or after the Effective Time attached or relating to such Scheme Shares.

2.2

The Parties acknowledge and agree that immediately following the Effective Time and as an indirect consequence of the Scheme, the holders of Company ADSs shall have the right to receive the Per-ADS Consideration in respect of each Company ADS that they hold as at the relevant record time set by the Depositary, in each case subject to and in accordance with the terms and conditions set out in this Agreement, the Scheme and the Deposit Agreement.

2.3

As soon as reasonably practicable after the Effective Time, and subject to the stamping of any relevant instruments or forms of transfer (to the extent required), the register of members of the Company will be updated to reflect the transfer of the Scheme Shares in accordance with this Agreement and the Scheme.

3.	CONSIDERATION

Settlement via the Paying Agent

3.1

Prior to the Effective Time, the Purchaser shall appoint a receiving agent, commercial bank or trust company reasonably acceptable to the Company (the “Paying Agent”) and enter into a paying agent agreement with the Paying Agent acceptable to the Company (acting reasonably).

3.2	Subject to and in accordance with the terms of the Scheme, the Purchaser shall:

(a)

as soon as reasonably practicable following the Effective Time, and in any event within two Business Days after the Effective Time, deposit or procure the deposit with the Paying Agent, for the benefit of the Scheme Shareholders (other than the Depositary Shareholder), cash in an amount equal to the aggregate amount of the Per-Share Consideration due in respect of the Residual Scheme Shares (as notified in writing by the Company to the Purchaser at or prior to the Effective Time) (the “Consideration Fund”); and

(b)

procure that the Paying Agent uses the Consideration Fund to settle the payment of the Per-Share Consideration to Scheme Shareholders who are the registered holders of the Residual Scheme Shares at the Scheme Record Time as soon as reasonably practicable following the Effective Time, and in any event within five Business Days after the Effective Time, in accordance with the terms of the Scheme.

Settlement via the Depositary Shareholder

3.3

Subject to and in accordance with the terms of the Scheme, as soon as reasonably practicable following the Effective Time, and in any event within two Business Days after the Effective Time, the Purchaser shall deposit or procure the deposit with the Depositary Shareholder (or its nominee(s)) cash in an amount equal to the aggregate amount of Per-Share Consideration due in respect of the Deposited Scheme Shares (as notified in writing by the Company to the Purchaser at or prior to the Effective Time).

3.4

The Parties acknowledge and agree that, subject to receiving the aggregate amount of Per-Share Consideration in respect of the Deposited Scheme Shares, the Depositary Shareholder (or its nominee(s)) shall promptly deliver the Per-ADS Consideration to each holder of a Company ADS subject to and in accordance with the terms of the Deposit Agreement.

3.5

The Purchaser will bear all fees, charges and expenses that the Company ADS holders are required to bear under the Deposit Agreement in connection with the Transaction, the cancellation of the Company ADSs and the receipt of the Per-ADS Consideration. No interest will be paid or accrued on any amount payable in respect of the Company ADSs.

General

3.6

Any portion of the Consideration Fund which has not been transferred to the holders of Residual Scheme Shares within 12 months of the Effective Date shall be delivered to the Purchaser or its designee(s) promptly upon demand by the Purchaser (it being understood that no such delivery shall affect any legal right that a Scheme Shareholder may have to receive the Per-Share Consideration), and thereafter such Scheme Shareholders shall be entitled to look only to the Purchaser for, and the Purchaser shall remain liable for, payment of their claims for the Per-Share Consideration pursuant to the provisions of this Clause 3.

3.7	No interest shall be paid or shall accrue for the benefit of Scheme Shareholders on the Per-Share Consideration.

3.8

Without prejudice to the Purchaser’s obligations under this Agreement and the Scheme with respect to the payment of the Per-Share Consideration, to the fullest extent permitted by Applicable Law, none of the Purchaser, any member of the Purchaser Group, the Company, the Paying Agent, the Depositary Shareholder or any other Person acting as agent for, or otherwise at the direction of, any of the foregoing Persons, including any of their respective Affiliates, directors, officers or employees, will be liable to the Company, the Scheme Shareholders or any other Person in respect of the Per-Share Consideration from the Consideration Fund or any other cash or property delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Laws.

3.9

If, between the date of this Agreement and the Effective Time, the outstanding Company Ordinary Shares are changed to, or exchanged for, a different number or class of shares or securities as a result of any share dividend, bonus issue, scrip dividend, subdivision, reorganisation, merger, consolidation, reclassification, redesignation, recapitalisation, share split, combination or exchange of shares, or a share or scrip dividend has been declared with a record date within such period, or any similar event occurs (or if the number of Company Ordinary Shares represented by each Company ADS is changed pursuant to the Deposit Agreement), then the amount of the Per-Share Consideration (and/or the Per-ADS Consideration, as applicable) shall be appropriately adjusted to provide to the Purchaser and the Scheme Shareholders the same economic effect as contemplated by this Agreement prior to such event, provided that nothing in this Clause 3.9 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by Clause 9 or the other terms of this Agreement.

3.10

The Purchaser, any member of the Purchaser Group, any Affiliates of any member of the Purchaser Group, the Paying Agent and any other Person shall be entitled to deduct and withhold from the payment or delivery of the Per-Share Consideration and the Per-ADS Consideration such amounts, if any, of Tax as it is required to deduct and withhold with respect to the making of such payment or delivery under Applicable Law. The Parties will cooperate in good faith to implement payment arrangements in respect of the settlement of the Per-Share Consideration and/or the Per-ADS Consideration (including through the use of appropriate agents that will, to the extent legally permissible, minimise both the amount of, and the administrative burdens associated with, such deduction or withholding). To the extent that amounts of Tax are so deducted and withheld, such deducted and withheld amounts:

(a)	shall be remitted to the applicable Taxing Authority within the time limits imposed by Applicable Law; and

(b)	shall be treated for all purposes of this Agreement and the Scheme as having been paid to the person in respect of which such deduction and withholding was made.

4.	CONDITIONS

General

4.1

The obligations of the Parties to implement and give effect to the Scheme are subject to the satisfaction or, where permitted or required under this Agreement, waiver of the Conditions by the Parent, the Purchaser or the Company, as applicable.

4.2	The Purchaser undertakes that, by 8.00 p.m. on the day immediately prior to the hearing of the Court to sanction the Scheme, it shall deliver a notice in writing to the Company either:

(a)

confirming that all Conditions are satisfied or (to the extent permitted by Applicable Law) waived (other than (i) those Conditions that by their nature are to be satisfied on the Effective Date (but subject to those Conditions being able to be satisfied or having been waived) and (ii) the Court Sanction Condition); or

(b)

confirming its intention to invoke one or more Conditions, identifying such Condition or Conditions and providing reasonable details of the event which has occurred, or the circumstances which have arisen, that it considers entitle it to invoke that Condition or those Conditions.

4.3

The Purchaser undertakes to the Company to keep the Company informed promptly of the progress towards the satisfaction (or otherwise) of the Conditions and, if the Purchaser is, or becomes, aware of any matter which might reasonably be considered to be material in the context of the satisfaction or waiver of any of the Conditions, it will in each case as soon as reasonably practicable make the substance of any such matter known to the Company and, so far as it is aware of the same, provide such details and further information as the Company may reasonably request. Nothing in this Agreement shall oblige the Purchaser to provide any information to the Company which the Purchaser is not permitted to provide pursuant to Applicable Law or contractual obligation (provided that the Purchaser shall use all reasonable endeavours to make substitute arrangements or permit such disclosure in a manner that would not violate such restrictions).

4.4

The Company undertakes to the Purchaser to keep the Purchaser informed promptly of the progress towards the satisfaction (or otherwise) of the Conditions and, if the Company is, or becomes, aware of any matter which might reasonably be considered to be material in the context of the satisfaction or waiver of any of the Conditions (including but not limited to a breach of any representation or warranty under this Agreement), it will in each case as soon as reasonably practicable make the substance of any such matter known to the Purchaser and, so far as it is aware of the same, provide such details and further information as the Purchaser may reasonably request. Nothing in this Agreement shall oblige the Company to provide any information to the Purchaser which the Company is not permitted to provide pursuant to Applicable Law or contractual obligation (provided that the Company shall use all reasonable endeavours to make substitute arrangements or permit such disclosure in a manner that would not violate such restrictions).

Identified Clearances

4.5

The Purchaser shall be responsible for contacting and corresponding with the relevant Governmental Authorities in relation to the Identified Clearances, including preparing and submitting all necessary filings, notifications and submissions as soon as reasonably practicable and no later than 15 Business Days following the date of this Agreement (except for the filing related to paragraph (ii) of Schedule 2, which the Purchaser shall prepare and submit as soon as reasonably practicable following the date of this Agreement). The Purchaser shall consult with the Company and keep the Company updated as to progress towards obtaining such Identified Clearances, including by taking the steps set out in Clause 4.7.

4.6

The Company undertakes to cooperate with the Purchaser and the Parent in relation to the Identified Clearances and to assist the Purchaser in communicating with any Governmental Authority in relation to such Identified Clearances and promptly to provide such information and assistance to the Purchaser as they may reasonably require for the purposes of obtaining any such Identified Clearances and for the purpose of making a submission, filing or notification to any Governmental Authority in connection with any such Identified Clearances as soon as reasonably practicable. Without limiting the generality of the foregoing, the Company shall file a notification and report form with respect to the Transaction pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as soon as reasonably practicable and no later than 15 Business Days following the date of this Agreement.

4.7	Without prejudice to the generality of Clauses 4.5 and 4.6, the Purchaser undertakes to the Company that it shall:

(a)

make as promptly as reasonably practicable such filings with any Governmental Authority as are necessary or expedient for the implementation of the Transaction including by making complete filings required to be made by the Purchaser to the Governmental Authorities for the Identified Clearances by the date falling 15 Business Days after the date of this Agreement (except for the filing related to paragraph (ii) of Schedule 2, which the Purchaser shall prepare and submit as soon as reasonably practicable following the date of this Agreement);

(b)

take all such steps and make as promptly as reasonably practicable, and in any event within applicable deadlines and due dates, such filings with all appropriate Governmental Authorities, jointly or separately, as are necessary or reasonably desirable to obtain the Identified Clearances;

(c)

subject to Applicable Law, promptly notify the Company and provide copies of any significant communications with any Governmental Authority in connection with obtaining the Identified Clearances, provided that the Purchaser shall not be obliged to provide to the Company, or shall be permitted to redact, any confidential or other sensitive information of the Purchaser (including concerning the Purchaser’s valuation of or future plans for the Company);

(d)

subject to Applicable Law, use all reasonable endeavours to procure that the Company and its Representatives are able to attend any meetings or hearings and participate in any discussions with any Governmental Authority in connection with obtaining the Identified Clearances, provided that the Purchaser shall be permitted to take the lead in all joint meetings and communications with Governmental Authorities and in devising and implementing strategy in connection with the Identified Clearances; and

(e)

notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent relating to any Applicable Law, the Purchaser shall (and shall cause its Subsidiaries and Affiliates to) cooperate in good faith with the Governmental Authorities and shall promptly take any and all actions to complete lawfully the Transaction as soon as reasonably practicable (but in any event prior to the Long Stop Date) and any and all action, including litigation, necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Order that would (or to obtain the agreement or consent of any Governmental Authority to the Transaction the absence of which would) delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transaction, including but not limited to:

(i)

proffering and consenting and/or agreeing to an Order or other agreement providing for the sale, licensing or other disposition, or the holding separate of, or other limitations or restrictions on, or limiting any freedom of action with respect to, any assets, categories of assets or lines of business of the Company (including Affiliates); and

(ii)

promptly effecting the disposition, licensing or holding separate of assets or lines of business of the Company (including Affiliates), in each case, at such time as may be necessary to permit the lawful consummation of the Transaction prior to the Long Stop Date, provided that neither the Purchaser nor its Affiliates shall be required to, and the Company and its Affiliates shall not without the Purchaser’s prior written consent, offer or agree to divest or hold separate, or enter into any licensing or similar arrangement or any limitations or restrictions with respect to, any assets, categories of assets or lines of business of the Purchaser or its Affiliates (a “Burdensome Condition”).

4.8

The entry by any Governmental Authority into any Proceeding or Order permitting the consummation of the Transaction but requiring any assets or lines of business of the Company (including Affiliates) to be sold, licensed or otherwise disposed or held separate thereafter (including the business and assets of the Company or any of its Subsidiaries) shall not, individually, or in the aggregate (together with one or more other changes, events, circumstances, developments or facts) be deemed a failure to satisfy any Condition, provided that any such requirements do not contain any Burdensome Condition.

4.9

The Parent shall not, and shall procure that no other member of the Purchaser Group shall, make any filing or notification in respect of any Clearance other than the Identified Clearances without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned). Except as set out in Clause 4.6, the Company shall not, and shall procure that none of its Affiliates shall, make any filing or notification in respect of any Clearance without the prior written consent of the Parent (such consent not to be unreasonably withheld, delayed or conditioned).

4.10

Each of the Parent and the Company undertakes that, prior to the Effective Time, it shall not, and shall procure that other members of the Purchaser Group and any Subsidiaries of the Company, respectively, shall not, either alone or acting in concert with others, acquire or agree to acquire any business or a part of any business if such acquisition or agreement would be reasonably expected to materially prejudice or materially delay the satisfaction of the Condition set out in paragraph 1(d) of Schedule 1.

4.11

If the Condition set out in paragraph 1(d) of Schedule 1 is not fulfilled by 5.00 p.m. on the Long Stop Date, either the Purchaser or the Company may, by notice in writing to the other Party no later than 5.00 p.m. on the Business Day immediately following the Long Stop Date, extend the Long Stop Date to date that is six months after the Long Stop Date.

5.	IMPLEMENTATION OF THE SCHEME

General

5.1	The Parties shall use all reasonable endeavours to:

(a)

procure that the Joint Announcement is published by no later than 5.00 p.m. on the day following the execution of this Agreement (or by such later time or such other date as may be agreed between the Company and the Purchaser, subject to Applicable Law); and

(b)

do and execute, or procure the doing and executing of, each necessary or desirable act, document and thing reasonably within its power to implement the Transaction on the terms and subject to the conditions set out or referred to in this Agreement and the Scheme.

5.2	The Parties agree that the conditions to the Scheme set out in the Scheme Circular shall be the same as the Conditions set out in this Agreement.

Specific obligations of the Company

5.3	Without prejudice to the generality of Clause 5.1, the Company shall:

(a)

as soon as reasonably practicable following the date of this Agreement, prepare (i) a draft Scheme Circular and (ii) a draft of any other documentation which is to be filed, published and/or mailed in connection with the Scheme Circular (including the forms of proxy for use by the Company Shareholders at the Company General Meeting and by the Scheme Shareholders at the Court Meeting (the “Forms of Proxy”)) (such other documentation, the “Ancillary Scheme Documentation”);

(b)

use all reasonable endeavours to cause the Scheme Circular and the Ancillary Scheme Documentation (together, the “Transaction Documentation”) to comply in all material respects with Applicable Law (including the Companies Act);

(c)

for the purpose of implementing the Scheme, instruct a King’s Counsel and promptly provide the Purchaser and its advisers with a summary of any advice given by such counsel that is material to the Scheme (including its terms, structure and implementation) and, subject to prior agreement from such counsel, provide the Purchaser and its advisers with reasonable access to such counsel and attendance at any key discussions or conferences with such counsel, as may be considered appropriate by such counsel and the Company;

(d)

as soon as reasonably practicable following the date of this Agreement, apply to the Court under Part 26 of the Companies Act to schedule a hearing of the Court (including any adjournments thereof, the “Convening Hearing”) at which the Court will be invited to:

(i)	provide directions in connection with the Scheme (including any issue which may arise in connection with the constitution of the Court Meeting) and the Scheme Circular; and

(ii)	grant an order for the convening of the Court Meeting (the “Convening Order”),

and shall make all necessary applications, prepare and file such documents required in connection with the Convening Hearing including, to the extent that the Company deems necessary or appropriate after consultation with its outside legal counsel, advertising or otherwise providing due notice of the Convening Hearing to any person affected by the Scheme in accordance with Court’s Practice Statement (Companies: Schemes of Arrangement under Part 26 and Part 26A of the Companies Act 2006) dated 26 June 2020;

(e)

use all reasonable endeavours to cause the Scheme Circular and Forms of Proxy (together with any other Ancillary Scheme Documentation to be mailed) to be mailed to the Company Shareholders, and publish such other notices as the Court may require in the Convening Order, prior to 31 October 2023 and, in any event, as promptly as reasonably practicable after the Court grants the Convening Order;

(f)

unless the Company Board (or any committee thereof) has effected a Company Adverse Recommendation Change permitted under and in accordance with Clauses 10.5 or 10.7, procure that the Scheme Circular includes the Company Board Recommendation;

(g)

prior to filing, publishing or mailing any Transaction Documentation, consult with the Purchaser Group as to the form and content of such Transaction Documentation, and, for such purpose, afford the Purchaser Group reasonably sufficient time to consider the Transaction Documentation and take into consideration in good faith all comments reasonably proposed by the Purchaser, except that no such consultation or consideration shall be required with respect to disclosure regarding a Company Adverse Recommendation Change permitted under and in accordance with Clauses 10.5 or 10.7;

(h)

provide the Purchaser with drafts of any further documents, witness statements, affidavits or evidence to be submitted to the Court in relation to the Scheme (the “Court Documentation”) and take into consideration in good faith all comments reasonably proposed by the Purchaser, other than comments regarding a Company Adverse Recommendation Change permitted under and in accordance with Clauses 10.5 or 10.7;

(i)	establish a record date and time for, and convene and hold, the Court Meeting and the Company General Meeting as soon as reasonably practicable following the date of the Scheme Circular;

(j)

keep the Purchaser informed on a reasonably regular basis, as requested by the Purchaser, during the period between the dispatch of the Transaction Documentation to Company Shareholders and the date of the Company Shareholder Meetings of the number of valid proxy votes received in respect of resolutions to be proposed at the Court Meeting and the Company General Meeting;

(k)	not, unless required by the Court, withdraw the Scheme or allow it to lapse without the prior written consent of the Purchaser;

(l)

as promptly as practicable following the receipt of the Company Shareholder Approvals and the satisfaction or (to the extent permitted by Applicable Law) waiver of all other Conditions (other than (i) those Conditions that by their nature are to be satisfied on the Effective Date (but subject to those Conditions being able to be satisfied or having been waived) and (ii) the Court Sanction Condition) use all reasonable endeavours to take all necessary steps on the part of Company, including to prepare and issue, serve and lodge all such Court documents as are required, to seek the Court Sanction Order; and

(m)

as promptly as practicable (and in any event within five Business Days) following the receipt of the Court Sanction Order and the satisfaction or (to the extent permitted by Applicable Law) waiver of the Conditions (other than the Condition set out in paragraph 1(c) of Schedule 1) procure that a copy of the Court Sanction Order is delivered to the Registrar of Companies.

5.4

The obligations of the Company under Clause 5.3 shall continue in full force and effect following any Company Adverse Recommendation Change unless this Agreement is validly terminated in accordance with Clause 14 or as expressly provided in Clause 5.3.

Specific obligations of the Parent and the Purchaser

5.5	Without prejudice to the generality of Clause 5.1, each of the Parent and the Purchaser shall:

(a)

instruct counsel to appear on its behalf at the Court hearing to sanction the Scheme, and undertake to the Court to be bound by the terms of the Scheme insofar as it relates to the Purchaser or the Parent (as applicable);

(b)

subject to the terms of this Agreement, afford all such prompt cooperation and assistance and provide all such documentation and information, and procure that each member of the Purchaser Group affords all such prompt cooperation and assistance and provides all such documentation and information, as may be reasonably requested by the Company in respect of the preparation and verification of the Transaction Documentation, the Court Documentation and any other document required for the implementation of the Scheme or any other matter covered by this Clause 5, including the prompt and timely provision to the Company of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors, officers or employees as the Company may reasonably request;

(c)	notify the Company promptly of:

(i)

any changes in the information disclosed in any document or announcement published by the Company, the Purchaser or the Parent in connection with the Transaction which are material in the context of that document or announcement; and

(ii)

any material new information which may be relevant to a Scheme Shareholder in considering the merits of the Transaction, and agree that any such information may be published by the Company if: (A) the Company determines that such disclosure is necessary to ensure that all Scheme Shareholders have sufficient information to consider the merits of the Transaction; and (B) the Purchaser or the Parent (as applicable) has consented to the content and form of the disclosure (such consent not to be unreasonably withheld, delayed or conditioned); and

(d)	provide any comments on all Transaction Documentation and Court Documentation submitted to it as promptly as reasonably practicable.

5.6

The Purchaser shall, as soon as reasonably practicable after the date of this Agreement and in any event prior to the Effective Date, obtain confirmation from His Majesty’s Revenue & Customs that the Court Sanction Order shall not be subject to stamp duty or stamp duty reserve tax on the basis that the Court Sanction Order will not be the principal instrument of transfer (and in connection therewith, will provide an undertaking to His Majesty’s Revenue & Customs that the Purchaser will pay all applicable stamp duty on the relevant instrument of transfer).

6.	COMPANY EQUITY PLANS AND EMPLOYEE MATTERS

Each Party undertakes to take the relevant steps and other actions provided for in Schedule 3 in relation to the Company Equity Plans and certain Company employee-related matters.

7.	RESPONSIBILITY FOR INFORMATION AND STANDARDS OF CARE

7.1

The Parent and the Purchaser will procure that the their respective directors and officers accept responsibility for all of the information in the Scheme Circular relating to members of the Purchaser Group.

7.2

The Company will procure that the Company Board accept responsibility for their views set out in the Scheme Circular and all information in the Scheme Circular other than information for which responsibility is accepted by the directors and officers of the Parent and the Purchaser under Clause 7.1.

7.3	Each Party acknowledges and agrees that:

(a)	each document, announcement or other information published, or statement made during the Relevant Period must be prepared with the highest standards of care and accuracy; and

(b)	these requirements apply whether the document, announcement or other information is published, or the statement is made, by the Party concerned or by a Representative on its behalf.

7.4

Each Party undertakes to use all their reasonable endeavours not to make statements in relation to this Transaction during the Relevant Period which, while not factually inaccurate, may be misleading or may create uncertainty.

8.	REPRESENTATIONS AND WARRANTIES

8.1	Except as Disclosed in the Company Disclosure Letter, the Company hereby represents and warrants to the Purchaser and the Parent as set out in Schedule 4.

8.2	The Purchaser and the Parent hereby represent and warrant to the Company as set out in Schedule 5.

8.3	Each of the representations and warranties in Schedule 4 and Schedule 5 shall be construed as being separate and independent.

9.	CONDUCT PENDING THE EFFECTIVE DATE

9.1	The Company undertakes that during the Relevant Period, except:

(a)	as expressly required or otherwise expressly contemplated under this Agreement, as set out in the Company Disclosure Letter or as required by Applicable Law; or

(b)	with the written consent of the Purchaser (which consent shall not be unreasonably withheld or delayed),

it shall, and shall cause each of its Subsidiaries to, use all reasonable endeavours to (i) carry on its business in the ordinary course of business, and (ii) preserve intact its business organisation, keep available the services of its key employees and maintain its existing relations and goodwill with material customers, distributors, suppliers, licensors, licensees and other Third Parties with whom it has material business relations.

9.2

Without prejudice to the generality of Clause 9.1, except as prohibited or required by Applicable Law or as otherwise expressly required or expressly contemplated by this Agreement (including, for the avoidance of doubt, Schedule 3), without the Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), during the Relevant Period the Company shall not, and shall cause each of its Subsidiaries not to:

(a)	adopt or propose any amendment to its Company Articles or amend the terms of the Deposit Agreement;

(b)

acquire (including by merger, takeover offer, scheme of arrangement or acquisition of securities or assets or by any other means) or authorise or announce an intention to so acquire, or enter into any agreements providing for any acquisition of, any securities of or other equity interest in or assets comprising a business or division of any other Person, except for:

(i)	transactions solely between the Company and a wholly owned Subsidiary of the Company or solely between wholly owned Subsidiaries of the Company; or

(ii)	subject to Clause 4.10, any transaction involving cash consideration of less than £10 million (including any “earnout”, deferred or contingent payments) in the aggregate for all such transactions;

(c)

authorise, declare, set aside, make or pay any dividends or distribution with respect to its shares or other Equity Securities (whether in cash, assets, shares or other securities of the Company or any of its Subsidiaries), other than dividends or distributions made by any wholly owned Subsidiary of the Company to the Company or to any wholly owned Subsidiary of the Company;

(d)

split, combine, consolidate, subdivide, reduce, reclassify or redesignate any of its share capital or other Equity Securities, or redeem, purchase, cancel or otherwise acquire or offer to acquire any of its share capital or other Equity Securities, except for:

(i)	the acceptance of Company Ordinary Shares or Company ADSs as payment of the exercise price of Company Share Options or for withholding Taxes in respect of Company Share Options;

(ii)	any such transaction involving the Company and its wholly owned Subsidiary or only wholly owned Subsidiaries of the Company; or

(iii)	transactions required to be taken by the Depositary or the Company under the Deposit Agreement in accordance with its terms;

(e)

issue, deliver, grant, sell, pledge, dispose of, charge, mortgage or encumber, or authorise the issuance, delivery, grant, sale, pledge, disposition, charging, mortgaging or Encumbrance of, any shares, voting securities or other Equity Securities (including any Company ADS) in the Company or any Subsidiary of the Company or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or Equity Securities (including any Company ADS) or take any action to cause to be exercisable or vested any otherwise un-exercisable or unvested Company Share Option under any existing Company Equity Plan (except as otherwise provided by the terms of any Company Equity Plan), other than:

(i)

issuances or grants of Company Ordinary Shares, Company ADSs or other securities as required pursuant to equity awards or obligations under the Company Equity Plans outstanding on the date of this Agreement in accordance with the terms of the applicable Company Equity Plan in effect on the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement;

(ii)	in accordance with Schedule 3;

(iii)

sales of Company Ordinary Shares or Company ADSs pursuant to the exercise of Company Share Options if necessary to effectuate an optionee or award holder’s direction upon exercise or pursuant to the settlement of Company Share Options in order to satisfy Tax withholding obligations;

(iv)	transactions solely between the Company and a wholly owned Subsidiary of the Company or solely between wholly owned Subsidiaries of the Company; or

(v)	transactions required to be taken by the Depositary or the Company under the Deposit Agreement in accordance with its terms;

(f)

except as required by Applicable Law or any Company Employee Plan or any contract as in existence as of the date of this Agreement (or established after the date of this Agreement not in contravention of this Clause 9.2(f)) or in accordance with the terms of this Agreement:

(i)

increase the compensation or benefits payable or to become payable to any of its directors, executive officers or employees, except for (A) annual or other regular merit-based increases of salaries or wage rates in the ordinary course of business (provided that such increases in base salaries or wage rates shall not exceed 6.0% in the aggregate), (B) in connection with hires and promotions not otherwise prohibited by Clause 9.2(f)(vi) or (C) non-material changes to group health or welfare plan benefits in connection with annual renewals;

(ii)

grant or pay or commit to grant or pay to any of its directors, executive officers or employees any bonuses, incentive compensation, retention awards or increases in severance or termination pay other than annual bonuses pursuant to paragraph 3 of Part 2 of Schedule 3 and retention awards pursuant to paragraph 4 of Part 2 of Schedule 3;

(iii)

establish, adopt, enter into, amend in any material respect or terminate any collective bargaining agreement or Company Employee Plan, or any plan, contract, policy or arrangement that would be a Company Employee Plan if it were in effect on the date hereof, other than non-material changes to group health or welfare plan benefits in connection with annual renewals;

(iv)	take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Equity Plan;

(v)	terminate the employment of any Senior Employee, other than for cause, provided that the Company shall promptly notify the Purchaser in writing if any such termination is effected;

(vi)

hire or promote any new Senior Employees except to replace any departed Senior Employee (other than any departed Senior Employee who is the Chief Executive Officer, Chief Financial Officer and any member of the executive leadership team); or

(vii)	enter into or amend any agreement or arrangement that provides for the recognition of or requirement to bargain with any union, works council or other body that represents any Company Employee;

(g)

liquidate (completely or partially), wind up, dissolve, place into administration or receivership, enter into any voluntary arrangement or other compromise with creditors, restructure, recapitalise or effect any other reorganisation (including any restructuring, recapitalisation or reorganisation between or among any of the Company or its Subsidiaries), or adopt any plan or resolution, or take any other action providing for any of the foregoing other than the winding up and dissolution of dormant or immaterial Subsidiaries of the Company;

(h)	make any loans, advances or capital contributions to, or investments in, any other Person, except for:

(i)	loans solely among the Company and its wholly owned Subsidiaries or solely among the Company’s wholly owned Subsidiaries;

(ii)	advances for reimbursable employee expenses in the ordinary course of business;

(iii)	the extension of trade credit in the ordinary course of business; or

(iv)	investments in cash equivalents and marketable securities in the ordinary course of business;

(i)

sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Encumbrance (other than Permitted Encumbrance), any of its properties, rights or assets (including shares in the capital of any Subsidiaries), other than:

(i)	the sub-leasing of any Real Property by the Company or any of its Subsidiaries as sublessor on arm’s length commercial terms;

(ii)	sales of inventory and dispositions of obsolete equipment in the ordinary course of business; or

(iii)	to the Company or any of its wholly owned Subsidiaries;

(j)	other than in the ordinary course of business or as would not be adverse to the Company or any of its Subsidiaries in any material respect:

(i)	enter into any Contract that would constitute a Material Contract if in effect on the date of this Agreement; or

(ii)

materially modify, materially amend, extend or terminate (other than non-renewals or auto-renewals occurring in the ordinary course of business or termination at the end of the Contract term in accordance with the terms of the Contract) any Material Contract, provided that this Clause 9.2(j) shall not prohibit or restrict the Company or any of its Subsidiaries from entering into a Contract to the extent that such Contract implements an action or omission that is permitted by Clauses 9.1 or 9.2;

(k)

make any capital expenditure or expenditures or enter into agreements or arrangements providing for capital expenditure or expenditures except that are not included in the Company’s capex plan provided to the Purchaser prior to the date of this Agreement, or any subsequent capex plan(s) prepared in the ordinary course with the approval of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), that are individually in excess of £2.5 million or in the aggregate in excess of £5 million;

(l)

(i) initiate any material Proceeding or (ii) waive, release, assign, compromise or settle any Proceeding to which the Company or any of its Subsidiaries is a defendant, other than the compromise or settlement of any Proceeding that provides for the payment by the Company or its Subsidiaries of an amount in cash not to exceed £10 million individually or in the aggregate (excluding any amounts paid by any insurer or other third party), provided that any Proceeding related to Taxes shall be governed by Clause 9.2(n);

(m)

make any material change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by IFRS, US GAAP (to the extent applicable to the Company or any of its Subsidiaries) or Applicable Law;

(n)

make or change any material Tax election, change any Tax accounting period, adopt or change any material method of Tax accounting, make any amendment to any Tax Return that would have a material effect enter into any closing agreement or seek any ruling from any Governmental Authority in respect of a material amount of Taxes, initiate any voluntary Tax disclosure with any Governmental Authority with respect to Taxes, or settle or compromise any Proceeding related to material Taxes and for these purposes a Proceeding shall be deemed to relate to material Taxes to the extent such settlement or compromise provides for the payment by the Company or its Subsidiaries of an amount of Tax exceeding £10 million;

(o)

enter into any material transaction, or amend, extend or modify any existing material transaction, with any person with whom the Company or any of its Subsidiaries is considered related or otherwise connected for the purposes of any Tax, where such resulting transaction is carried out on terms other than those that would be agreed at arm’s length;

(p)

incur, assume, guarantee, endorse or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for:

(i)	for the incurrence of any Indebtedness solely among the Company and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of the Company;

(ii)	currency derivatives in all material respects in the ordinary course of business and not for speculative purposes;

(iii)

the incurrence of Indebtedness under the Company Revolving Credit Facility, provided that the amount drawn under the Company Revolving Credit Facility (after having taken into account amount paid down by the Company or any of its Subsidiaries, from time to time) shall not at any time exceed £160 million;

(q)

enter into any transaction, agreement or understanding with any Company Shareholder, holder of Company ADS, or director or named executive officer (as defined in 17 CFR 229.402) of the Company or any of its Subsidiaries (or any immediate family member or Affiliate of the foregoing), except for any such transactions, agreements or understandings with any holders of Company Ordinary Shares and/or Company ADSs who hold less than 5 per cent. of the outstanding equity securities of the Company that (i) are in the ordinary course of business, (ii) are not with a director or named executive officer of the Company and (iii) do not otherwise require the consent of the Purchaser under this Clause 9.2;

(r)	enter into, amend, modify or supplement any term of any engagement letter between the Company and any of its financial or professional advisers in connection with the Transaction;

(s)

terminate, amend, modify or intentionally release or intentionally waive any provision of any confidentiality agreement to which the Company or any of its Affiliates is a party (except as expressly permitted by Clause 10.3(c)), or fail to enforce all such provisions of any such agreement, to the extent such provisions are still effective; or

(t)	agree or authorise, in writing or otherwise, to take any of the foregoing actions.

9.3

Notwithstanding anything to the contrary in this Agreement the Company shall be permitted to take commercially reasonable actions that would otherwise require the prior written consent of the Parent under this Clause 9 to the extent that the Company, acting reasonably, deems such action to be necessary to prevent the occurrence of, or mitigate the existence of, emergency situations or as may be reasonably necessary to address significant risks to human health or safety or material damage to the environment, material equipment or other material assets of the Company and its Subsidiaries.

9.4

Nothing contained in this Agreement shall give the Purchaser, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ businesses or operations prior to the Effective Time and the Company shall continue to exercise, consistent with the terms of this Agreement, complete control and supervision over its Subsidiaries and its and their business and operations.

10.	NON-SOLICITATION

Non-solicitation obligations of the Company

10.1

The Company shall, and shall direct its and its Representatives to, promptly cease any and all existing discussions or negotiations with any Third Party ongoing as of the date of this Agreement with respect to any Competing Proposal and shall as promptly as practicable (and in any event within two Business Days) after the date of this Agreement:

(a)	terminate access of any third party to any data room containing confidential information of the Company; and

(b)

request the return or destruction of all confidential information provided to third parties prior to the date of this Agreement that have entered into a confidentiality agreement with the Company relating to any Competing Proposal.

10.2

During the Relevant Period, except as otherwise permitted by the provisions of this Clause 10, the Company shall not, and shall cause its Subsidiaries and direct its Representatives not to, directly or indirectly:

(a)	solicit, initiate, participate in, knowingly facilitate, knowingly assist or knowingly encourage any enquiries regarding, or the making or submission of, any Competing Proposal;

(b)	enter into, continue or participate in any discussions or negotiations in respect of any Competing Proposal or furnish to any Third Party any information in connection with any Competing Proposal;

(c)

enter into or adopt any letter of intent, heads of terms, memorandum of understanding or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Competing Proposal (other than an Acceptable Confidentiality Agreement in compliance with Clause 10.4(b));

(d)	make a Company Adverse Recommendation Change; or

(e)	resolve or agree to do any of the foregoing.

Competing Proposals

10.3

During the Relevant Period, to the extent permitted by Applicable Law the Company shall (i) promptly (and in any event within 24 hours) notify the Purchaser if any Competing Proposal has been received and such notice shall include the identity of the Third Party making such Competing Proposal and copies of any written Competing Proposal (including any proposed term sheet, letter of intent, agreement or other documents provided in connection with such Competing Proposal), (ii) keep the Purchaser reasonably informed of any material developments, discussions or negotiations regarding such Competing Proposal (including any change of terms) and (iii) respond as promptly as reasonably practicable to any reasonable requests made by the Purchaser in connection with such Competing Proposal. The Company or any of its Representatives may, in response to a Competing Proposal or any enquiry, indication of interest, proposal, offer or request from a Third Party:

(a)

seek to clarify (but not negotiate) the terms and conditions of such Competing Proposal, enquiry, indication of interest, proposal, offer or request (including by requesting that an oral communication be made in writing);

(b)	inform such Third Party or its Representative of the restrictions imposed by the provisions of this Clause 10; and

(c)

grant waivers, amendments or releases under any standstill restriction in effect on the date of this Agreement to the extent necessary to allow such Third Party to make a confidential Competing Proposal.

10.4

If, at any time prior to the satisfaction of the Shareholder Approval Condition, the Company Board receives a bona fide Competing Proposal made after the date of this Agreement that has not resulted from a material breach of Clause 10.1 or 10.2, the Company Board, directly or indirectly through its Representatives, may, if the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that any such Competing Proposal constitutes or would reasonably be likely to lead to a Superior Proposal and that a failure to take action in response to such Competing Proposal would be inconsistent with its fiduciary duties under Applicable Law:

(a)	engage in negotiations or discussions with such Third Party and its Representatives and financing sources; and

(b)

provide to such Third Party and its Representatives and financing sources information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement, provided that all such information (to the extent that it has not been previously provided or made available to the Purchaser) shall also be provided or made available to the Purchaser concurrently with provision to such Third Party.

10.5

If, at any time prior to the satisfaction of the Shareholder Approval Condition, the Company Board receives a bona fide Competing Proposal made after the date of this Agreement that has not resulted from a material breach of Clauses 10.1 or 10.2 and the Company has complied with its obligations under Clause 10.6 and the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal and that a failure to take action in response to such Superior Proposal would be inconsistent with its fiduciary duties under Applicable Law then, subject to Clause 10.6, the Company Board (or any committee thereof) may:

(a)	make a Company Adverse Recommendation Change; and/or

(b)	terminate this Agreement in accordance with Clause 14.1(d)(ii).

10.6	The Company may only exercise its rights under Clause 10.5 if it first satisfies the following requirements:

(a)

the Company notifies the Purchaser and the Parent in writing at least five Business Days before taking such action, and such notice includes an unredacted copy of the Superior Proposal (or, to the extent not in writing, the material terms and conditions thereof and the identity of the Person(s) making any such Superior Proposal);

(b)

the Company and its Representatives negotiate in good faith with the Purchaser, the Parent and their Representatives during such five Business Day notice period, to the extent that the Purchaser and the Parent affirmatively seek to negotiate and make themselves reasonably available to negotiate, to enable the Purchaser and the Parent to jointly propose revisions to the terms of this Agreement that would cause a Competing Proposal to no longer constitute a Superior Proposal; and

(c)

following the five Business Day period set out in Clause 10.6(b), the Company Board (or any committee thereof) considers in good faith any revisions to the terms of this Agreement proposed in a binding written proposal by the Purchaser and the Parent, and, following the satisfaction of such requirements, the Company Board (or any committee thereof) determines in good faith that the Superior Proposal would nevertheless continue to constitute a Superior Proposal notwithstanding any revisions proposed by the Purchaser and the Parent. Every subsequent material revision or material modification to any such Superior Proposal (any proposed change in the form or amount of consideration offered shall be deemed a material revision or material modification) shall restart the period set out in Clause 10.6(b), except that such period shall be two Business Days (instead of five Business Days).

Intervening Events

10.7	If, at any time prior to the satisfaction of the Shareholder Approval Condition, an Intervening Event occurs then, subject to Clause 10.8, the Company Board (or any committee thereof) may:

(a)	make a Company Adverse Recommendation Change of the type described in limbs (b) or (c) of the definition thereof; and/or

(b)	terminate this Agreement in accordance with Clause 14.1(d)(ii),

provided that the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law.

10.8	The Company may only exercise its rights under Clause 10.7, if it first satisfies the following requirements:

(a)

the Company notifies the Purchaser and the Parent in writing at least five Business Days before taking such action, and such notice includes a reasonably detailed description of the Intervening Event (including the facts and circumstances providing the basis for the determination by the Company Board (or any committee thereof) to effect such Company Adverse Recommendation Change);

(b)

the Company and its Representatives negotiate in good faith with the Purchaser, the Parent and their Representatives during such five Business Day notice period, to the extent that the Purchaser and the Parent affirmatively seek to negotiate and make themselves reasonably available to negotiate, to enable the Purchaser and the Parent to jointly propose revisions to the terms of this Agreement that would cause the Company to no longer make a Company Adverse Recommendation Change;

(c)

the Company and its Representatives provide to the Purchaser, the Parent and their Representatives all applicable information with respect to such Intervening Event reasonably requested by the Purchaser or the Parent to allow it to propose revisions to the terms of the Agreement; and

(d)

following the five Business Day period set out in Clause 10.8(b), the Company Board (or any committee thereof) considers in good faith any revisions to the terms of this Agreement in a binding written proposal by the Purchaser and the Parent, and, following the satisfaction of such requirements, the Company Board (or any committee thereof) determines in good faith that the failure to take such action in response to such Intervening Event would continue to be inconsistent with its fiduciary duties under Applicable Law notwithstanding the revisions proposed by the Purchaser and the Parent.

General

10.9	In no event shall the Company’s compliance with its obligations pursuant to, or the exercise of its rights under, Clauses 10.3, 10.4, 10.6 and 10.8 constitute a Company Adverse Recommendation Change.

10.10	Nothing contained in this Clause 10 shall prevent the Company Board (or any committee thereof) from:

(a)	taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act;

(b)

making any required disclosure to the Company Shareholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law;

(c)

making any “stop, look and listen” communication to Company Shareholders pursuant to Rule 14d-9(f) promulgated under the 1934 Act (which, for the avoidance of doubt, shall not, in and of itself, constitute a Company Adverse Recommendation Change); or

(d)

making honest and complete disclosure to the Court at the hearing to sanction the Scheme as required by Applicable Law (which, for the avoidance of doubt, shall not, in and of itself, constitute a Company Adverse Recommendation Change), provided that any such action or disclosure or omission pursuant to Clause 10.10(a) or 10.10(b) that would constitute a Company Adverse Recommendation Change may only be made in compliance with this Clause 10.

10.11

The Parties agree that if any Representative or Subsidiary of the Company takes any action on behalf and at the direction of the Company which, if taken by the Company, would constitute a breach of this Clause 10, then the Company shall be deemed to be in breach of this Clause 10.

11.	CASH FUNDING REQUIREMENT

11.1

The Parent and the Purchaser each represent, warrant and undertake that sufficient resources are immediately available to it for use to satisfy in full, and that the Purchaser will (and the Parent shall procure that the Purchaser will) satisfy in full, the cash funding requirements under and in connection with the Transaction, including:

(a)	the Per-Share Consideration;

(b)	any amounts payable to participants in the Company Equity Plans pursuant to Part 1 of Schedule 3;

(c)	any stamp duty or stamp duty reserve tax payable in connection with the transfer of the Scheme Shares pursuant to the Transaction;

(d)	the repayment or refinancing of the Company Revolving Credit Facility; and

(e)	any fees and expenses payable by the Parent or the Purchaser in connection with the Transaction,

(together, in aggregate, the “Cash Funding Requirement”).

11.2

In the event that the Cash Funding Requirement is increased, references in this Agreement to the Cash Funding Requirement and to the amount required to be made available by the Purchaser to satisfy the Cash Funding Requirement in full shall be to the amount so increased.

11.3

The Parent and the Purchaser expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Transaction, are not subject to, or conditioned on, the receipt or availability of any funds or financing.

12.	DIRECTOR AND OFFICER LIABILITY

12.1

From and after the Effective Date, the Purchaser shall procure that the Company and each of its Subsidiaries, to the fullest extent permitted by Applicable Law indemnify, defend and hold harmless each D&O Party against any Liability arising in connection with or in relation to such D&O Party’s position as a director, manager or officer of the Company or any of its Subsidiaries at least to the extent such D&O Party is indemnified immediately prior to the Effective Date pursuant to the Company Articles, the constitutional documents of any Subsidiary of the Company or any deed of indemnity or other agreement between such D&O Party and the Company or any of its Subsidiaries and either:

(a)	maintain in effect for a period of six years after the Effective Date:

(i)	the policies of directors’ and officers’ liability insurance maintained by the Company or any of its subsidiaries immediately prior to the Effective Date for the benefit of any D&O Party; or

(ii)

to provide substitute policies of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the D&O Parties when compared to the insurance maintained by the Company and its subsidiaries as of the date of this Agreement.

(b)

obtain as of the Effective Date “tail” directors’ and officers’ liability insurance policies with a claims period of six years from the Effective Date with at least the same coverage and amounts, and containing terms and conditions that are no less advantageous to the D&O Parties when compared to the insurance maintained by the Company and its subsidiaries as of the date of this Agreement, in each case, with respect to claims arising out of or relating to events which occurred on or prior to the Effective Date.

12.2

The obligations of the Purchaser and the Company and its Subsidiaries under this Clause 12 shall not be terminated, amended or modified in any manner so as to materially adversely affect any D&O Party (including such person’s successors, heirs and legal representatives) to whom Clause 12 applies without the written consent of such affected D&O Party (it being expressly agreed that the D&O Parties shall be third party beneficiaries of this Clause 12 and it shall be enforceable by such D&O Parties and their respective successors, heirs and legal representatives and shall be binding on all successors and assigns of the Purchaser and the Company and its Subsidiaries).

12.3	If, following the Effective Date, the Company or any of its Subsidiaries, or any of their respective successors or assigns:

(i)	consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger; or

(ii)	transfers all or substantially all of its properties and assets to any person,

then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company or any of its Subsidiaries or any of their respective successors or assigns, as the case may be, shall assume all of the obligations set out in this Clause 12.

12.4

The rights of the D&O Parties under this Clause 12 shall be in addition to any rights such D&O Parties may have under the Company Articles or constitutional documents of any Subsidiary of the Company, or under any Applicable Law, and the Purchaser shall, and shall cause the Company and each of its Subsidiaries to, honour and perform under all indemnification agreements entered into by the Company or any of its Subsidiaries, as applicable, as in effect on the date of this Agreement.

13.	FURTHER COVENANTS OF THE PARTIES

Access to Information

13.1

Subject to Clause 13.2, on reasonable notice during normal business hours during the Relevant Period, the Company shall, and shall cause its Subsidiaries and its Representatives to, afford to each member of the Purchaser Group and their Representatives reasonable access to the Company’s and its Subsidiaries’ properties, offices, personnel, Contracts, books, and records all other information concerning its businesses, properties and personnel (other than any of the foregoing to the extent specifically related to the negotiation and execution of this Agreement, or, except as expressly provided in Clause 10, to any Competing Proposal or Superior Proposal), in each case, as any member of the Purchaser Group or its relevant Representatives (as applicable) reasonably requests solely to the extent such request is made in furtherance of the consummation of the Transaction and in a manner so as to not unreasonably interfere with the normal business operations of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, during the Relevant Period, the Company shall deliver, or cause to be delivered, to the Purchaser:

(a)

within seven Business Days after the end of each month, the monthly financial information in GBP, prepared in accordance with IFRS and in the format as provided in file 3.3.3.2 in the Data Room for the month of May 2023; and

(b)

within 20 Business Days after the end of the fiscal quarter and within 25 Business Days after fiscal year-end, the management-prepared unaudited interim consolidated balance sheets, income statements and statements of cash flows of the Company and its Subsidiaries for such fiscal quarter or fiscal year (as appropriate), in each case in GBP and prepared in accordance with IFRS.

13.2	The obligations of the Company under Clause 13.1 shall be subject to the following:

(a)	the Company and its Subsidiaries shall not be required to provide such access or disclosure of information if it:

(i)	would, as reasonably determined based on the advice of outside counsel, jeopardise any attorney-client or other legal privilege with respect to such information;

(ii)

would contravene any Applicable Law or confidentiality agreement with a third party entered into prior to the date of this Agreement or after the date of this Agreement in the ordinary course of business;

(iii)	would result in the disclosure of any valuations of the Company in connection with the Transaction or any other strategic alternatives;

(iv)	would be for the purpose of disclosure of such information in any Proceeding between the Parties; or

(v)	could be competitively detrimental to the Company;

(b)	the Parent and the Purchaser shall not use any information obtained pursuant to Clauses 13.1 or 13.2 for any purpose unrelated to the consummation of the Transaction; and

(c)

nothing in Clauses 13.1 or 13.2 shall be construed to require the Company, any of its Subsidiaries or any of its or their Representatives to prepare any financial statements, projections, reports, analyses, appraisals or opinions that are not readily available or permit any invasive testing.

Company Revolving Credit Facility

13.3

The Company shall use all reasonable endeavours to deliver to the Purchaser a customary payoff letter and release documentation (in a form satisfactory to the Purchaser, acting reasonably) on or prior to the Effective Date in respect of the Company Revolving Credit Facility that provides for the payoff, cancellation, discharge and termination on the Effective Date of all indebtedness thereunder. Any amounts paid in respect of the Company Revolving Credit Facility do not form part of the Per-Share Consideration or Per-ADS Consideration.

Transaction Litigation

13.4

The Company shall promptly (and in any event, within two Business Days) notify the Purchaser in writing of any shareholder demands or Proceedings (including derivative claims) commenced against the Company, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers relating to this Agreement or the Transaction (collectively, “Transaction

Litigation”) and shall keep the Purchaser informed on a reasonably current basis regarding any Transaction Litigation (including by promptly furnishing to the Purchaser and its Representatives such information relating to such Transaction Litigation as may reasonably be requested by the Purchaser and that would not reasonably be expected to result in the waiver of attorney-client or other legal privilege).

13.5

The Company shall give the Purchaser the opportunity to consult with it regarding the defence and settlement of any Transaction Litigation, shall consider in good faith the Purchaser’s advice with respect to such Transaction Litigation and shall give the Purchaser the opportunity to participate (at the Purchaser’s expense) in the defence or settlement of such Transaction Litigation. Neither the Company nor any of its Subsidiaries shall propose or agree to settle any Transaction Litigation without the Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed), unless the Company Board or the board of directors of the relevant Subsidiary of the Company (or, in each case, any committee thereof) determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law.

Company and Purchaser Actions Prior to and at the Effective Date

13.6

On or prior to the Effective Date, the Company shall procure that a meeting of the Company Board (or any committee thereof) is held at which resolutions are passed, conditional upon the delivery of the Court Sanction Order to the Registrar of Companies (and effective as of the Effective Time), approving:

(a)	the resignation of such directors of the Company from the Company Board as the Purchaser shall notify to the Company; and

(b)	the appointment of such persons as the Purchaser shall notify to the Company as the directors of the Company.

13.7

On the Effective Date, the Company shall deliver to the Purchaser a letter of resignation (in customary form) from, or evidence of the removal of, each director who is to resign in accordance with Clause 13.6(a).

Stock Exchange Delisting

13.8

Each of the Company, the Purchaser and the Parent agrees to cooperate with the other Party and use all reasonable endeavours to take, or cause to be taken, all actions necessary to delist each Company ADS from Nasdaq and terminate its registration under the 1934 Act, provided that such delisting and termination shall not be effective until the Effective Time or as soon as reasonably practicable thereafter.

Purchaser Compliance

13.9	The Parent shall procure that the Purchaser complies with each of the Purchaser’s obligations under this Agreement and the Scheme in all respects.

13.10

The Parent and the Purchaser (each a “ Co-obligor”) shall be jointly and severally liable for their obligations under this Agreement. The Company may take action against, or release or compromise the liability of, a Co-obligor, without affecting the liability of any other Co-obligor.

Switching

13.11

Neither the Purchaser nor the Parent may elect to implement the acquisition of the entire issued and to be issued share capital of the Company as contemplated by this Agreement by means of a takeover offer within the meaning of section 974 of the Companies Act at any time without the Company’s prior written consent (to be granted in the Company’s sole discretion).

Tax Matters

13.12

The Company and the Purchaser shall (and shall, in the case of the Company, procure that each of its Subsidiaries and its and their Representatives shall and, in the case of the Purchaser, procure that any other member of the Purchaser Group and its and their respective Representatives shall) provide such assistance and information as such other Party may reasonably request in connection with any matters relating to Tax in respect of the Transaction, including in respect of any Tax rulings, clearances or consents that any such Party may consider necessary or desirable in connection with the Transaction (including in connection with any UK stamp duty or stamp duty reserve tax).

13.13

The Parent and/or the Purchaser may, in their sole discretion, make a unilateral election pursuant to Section 338(g) of the US Internal Revenue Code of 1986, as amended, with respect to the Transaction.

Takeover Statutes

13.14	The Company shall not take (or omit to take) any action that would reasonably be expected to result in:

(a)	the UK City Code on Takeovers and Mergers (the “Takeover Code”) applying to the Company, the Transaction; or

(b)	the Transaction becoming subject to the jurisdiction of the UK Panel on Takeovers and Mergers (the “Panel”).

14.	TERMINATION

Termination

14.1	This Agreement may be terminated at any time prior to the Effective Time (notwithstanding receipt of the Company Shareholder Approvals):

(a)	by mutual written agreement of the Company and the Purchaser;

(b)	by either the Company or the Purchaser if:

(i)	the Effective Time has not occurred by the Long Stop Date;

(ii)

a court or other Governmental Authority of competent jurisdiction has issued an Order that permanently enjoins, prevents or prohibits the consummation of the Transaction and such Order has become final and non-appealable;

(iii)	if the Court Meeting or the Company General Meeting (including, in each case, any postponements or adjournments thereof) have been held and any Company Shareholder Approval has not been obtained; or

(iv)

if the Court declines or refuses to sanction the Scheme; provided that if an appeal has been submitted by the Company in respect of any such decline or refusal, the right to terminate the Agreement pursuant to this Clause 14.1(b)(iv) may not be exercised until such appeal has been denied in a final determination;

(c)	by the Purchaser:

(i)

if, prior to the satisfaction of the Court Sanction Condition, (A) a Company Adverse Recommendation Change has occurred, or (B) the Company Board has failed to publicly reaffirm the Company Board Recommendation within five Business Days after the Purchaser’s written request following the public announcement of a Competing Proposal; provided that the right to terminate this Agreement pursuant to this Clause 14.1(c)(i) shall terminate at 11:59 p.m. on the 10th Business Day following the date on which such right to terminate first arises;

(ii)

if a breach of any representation or warranty or failure to perform any covenant or obligation on the part of the Company set out in this Agreement has occurred that would cause either Condition set out in paragraph 2(a) or 2(b) of Schedule 1 not to be satisfied, and such breach or failure to perform:

(A)	is incapable of being cured by the Long Stop Date; or

(B)	has not been cured by the Company within the earlier of (x) 20 Business Days following written notice to the Company from the Purchaser of such breach or failure to perform and (y) the Long Stop Date, provided that this Agreement may not be terminated pursuant to this Clause 14.1(c)(ii) if the Purchaser or the Parent is then in breach of any of its representations, warranties, covenants or obligation set out in this Agreement and such breach by the Purchaser or the Parent would cause either Condition set out in paragraph 3(a) or 3(b) of Schedule 1 not to be satisfied; or

(d)	by the Company:

(i)

if a breach of any representation or warranty or failure to perform any covenant or obligation on the part of the Purchaser or the Parent set out in this Agreement has occurred that would cause any Condition set out in paragraph 3(a) or 3(b) of Schedule 1 not to be satisfied, and such breach or failure to perform:

(A)	is incapable of being cured by the Long Stop Date; or

(B)

has not been cured by the Purchaser or the Parent (as applicable) within the earlier of (x) 20 Business Days following written notice to the Purchaser or the Parent (as applicable) from the Company of such breach or failure to perform and (y) the Long Stop Date, provided that this Agreement may not be terminated pursuant to this Clause 14.1(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or obligation set out in this Agreement and such breach by the Company would cause any Condition set out in paragraph 2(a) or 2(b) of Schedule 1 not to be satisfied; or

(ii)

if the Company Board has (A) made a Company Adverse Recommendation Change in accordance with Clause 10.5 and authorised the termination of this Agreement and the execution of a definitive agreement for a Superior Proposal; or (B) made a Company Adverse Recommendation Change in accordance with Clause 10.7 and authorised the termination of this Agreement.

Notice and Effect of Termination

14.2

A Party desiring to terminate this Agreement pursuant to Clause 14.1 (other than pursuant to Clause 14.1(a)) shall give written notice of such termination to the other Parties, and such notice shall specify the relevant provision of Clause 14.1 pursuant to which such termination is made.

14.3

If this Agreement is validly terminated pursuant to Clause 14.1, this Agreement shall become void and of no effect without liability of any Party (or any of its Affiliates or its or their respective shareholders or Representatives) to the other Parties, except as provided in Clause 15 and in respect of any liability of any Party in respect of any antecedent breach of this Agreement or to any accrued rights of any Party.

14.4

The provisions of Clauses 1, 14, 15, 18.1, 19, 20, 24, 27 and 28 shall survive any termination of this Agreement. In addition, the termination of this Agreement shall not affect the respective obligations of the Company and the Parent under the Confidentiality Agreement.

15.	TERMINATION PAYMENT

Company Termination Payment

15.1	If:

(a)	this Agreement is terminated:

(i)	by the Purchaser pursuant to Clause 14.1(c)(i) (Company Adverse Recommendation Change); or

(ii)	by the Company pursuant to Clause 14.1(d)(ii) (Company Adverse Recommendation Change); or

(b)

this Agreement is terminated by the Purchaser or the Company pursuant to Clause 14.1(b)(i) (Failure to Close by Long Stop Date), Clause 14.1(b)(iii) (Company Shareholder Approval not obtained), or Clause 14.1(c)(ii) (Material Breach by the Company) and both:

(i)

a bona fide Competing Proposal from a Third Party has been publicly announced or made publicly known after the date of this Agreement and has not been publicly withdrawn without qualification at least two Business Days prior to the Company General Meeting and the Court Meeting (in the case of a termination pursuant to Clause 14.1(b)(iii)) or prior to the termination of this Agreement (in the case of a termination pursuant to Clause 14.1(b)(i) or Clause 14.1(c)(ii)); and

(ii)

within 12 months of the date this Agreement is so terminated, (A) the Company enters into a definitive agreement providing for a Competing Proposal with a Third Party that is ultimately consummated (regardless of whether such consummation is within such 12 month period), or (B) a transaction representing a Competing Proposal with a Third Party is consummated, provided that for the purposes of this Clause 15.1(b), all references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%”,

then the Company shall pay, or cause to be paid, to the Parent, in cash, a payment in an amount equal to £45 million (the “Company Termination Payment”).

15.2	Any payment of the Company Termination Payment shall be made:

(a)

in the case of Clause 15.1(a)(ii), prior to or concurrently with any termination pursuant to Clause 14.1(d)(ii) (provided that any purported termination pursuant to Clause 14.1(d)(ii) without the concurrent payment of the Company Termination Payment shall be null and void);

(b)	in the case of Clauses 15.1(a)(i), within three Business Days following any termination pursuant to Clauses 14.1(c)(i); and

(c)	in the case of Clause 15.1(b), within three Business Days following the consummation of the Competing Proposal,

in each case by wire transfer of immediately available funds in pounds sterling to an account designated in writing by the Parent (and shall only be required to be made to the extent that the Parent has provided valid details of an account for payment).

15.3

The Parties agree and understand that in no event shall the Company be required to pay the Company Termination Payment on more than one occasion and the Company shall not be liable under this Agreement for an amount in excess of the Company Termination Payment million in the event of the occurrence of one or more of the events specified in Clause 15.1.

Parent Termination Payment

15.4	If:

(a)

this Agreement is terminated by either Party pursuant to Clause 14.1(b)(i) (Effective Time not occurred by Long Stop Date) and the Condition set out in paragraph 1(d) of Schedule 1 has not been satisfied at the time of such termination; or

(b)	this Agreement is terminated by either Party pursuant to Clause 14.1(b)(ii) (Order preventing the Transaction), if such Order arises under antitrust or competition laws,

and, in each case, all other Conditions were satisfied or waived at the time of termination (other than (i) those Conditions that by their terms are to be satisfied by actions taken on the Effective Date, but such Conditions were capable of being satisfied if the Transaction were to be consummated on the date of termination, and (ii) the Conditions set out in paragraphs 1(d) or 1(e) (to the extent the Order referred to therein arises under antitrust or competition laws) of Schedule 1), then the Parent shall pay, or cause to be paid, to the Company, in cash, a payment in an amount equal to £227 million (the “Parent Termination Payment”).

15.5

Any payment of the Parent Termination Payment shall be made within five Business Days following the date on which it becomes due and payable pursuant to Clause 15.4 by wire transfer of immediately available funds in pounds sterling to an account designated in writing by the Company (and shall only be required to be made to the extent that the Company has provided valid details of an account for payment).

15.6

The Parties agree and understand that in no event shall the Parent be required to pay the Parent Termination Payment on more than one occasion and the Parent shall not be liable under this Agreement for an amount in excess of Parent Termination Payment in the event of the occurrence of one or more of the events specified in Clause 15.4.

General

15.7

The Parties acknowledge that the rights and obligations contained in this Clause 15 are an integral part of the Transaction and that, without these rights and obligations, the Parties would not enter into this Agreement and that any amounts payable pursuant to this Clause 15 do not constitute a penalty.

15.8

The amounts payable by the Company pursuant to Clause 15.1 shall constitute liquidated damages and shall be the sole and exclusive remedy of the Purchaser, the Parent and their Affiliates and their respective Representatives in the event that this Agreement is terminated in the circumstances set out in Clause 15.1 (except in the case of fraud or material and wilful breach). The amounts payable by the Parent pursuant to Clause 15.4 shall constitute liquidated damages and shall be the sole and exclusive remedy of the Company and its Affiliates and their respective Representatives in the event that this Agreement is terminated in the circumstances set out in Clause 15.4 (except in the case of fraud or material and wilful breach).

15.9

The Parties intend that any payment of any Company Termination Payment or Parent Termination Payment, being compensatory in nature, shall not be treated (in whole or in part) as consideration for a supply for the purposes of VAT and, accordingly, the Parties shall, and shall procure that the representative member of any VAT group of which it is a member shall, use reasonable endeavours to secure that the Company Termination Payment or Parent Termination Payment (as applicable) will not be subject to any VAT.

16.	ANNOUNCEMENTS AND CONFIDENTIALITY

16.1

Following the release of the Joint Announcement in accordance with Clause 5.1(a), the Purchaser, the Parent and the Company shall consult with each other before issuing any additional public announcement, press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement or the Transaction.

16.2

Except as may be required by Applicable Law, the Deposit Agreement or any listing agreement with or rule of any national securities exchange or association, the Purchaser, the Parent and the Company shall not issue any public announcement or press release, make any other public statement or schedule any press conference, conference call or meeting with respect to this Agreement or the Transaction before consulting with the other Parties in accordance with Clause 16.1 (and, to the extent applicable, shall provide copies of any such public announcement, press release, statement or agreement to the other Parties and shall consider in good faith the comments of the other Parties), provided that the restrictions in this Clause 16 shall not apply to any public announcement, release or public statement:

(a)	in connection with an Competing Proposal or a Company Adverse Recommendation Change and matters related thereto; or

(b)

to the extent the information contained therein substantially reiterates (or is consistent with) previous public announcements, releases, public disclosures or public statements made by the Company and/or the Parent in compliance with this Clause 16.

16.3

Notwithstanding anything to the contrary in the Confidentiality Agreement or this Agreement, the Confidentiality Agreement shall continue in full force and effect until the Effective Time and all information provided to the Parent, the Purchaser or any of their Representatives pursuant to or in connection with this Agreement shall be subject to the terms of the Confidentiality Agreement.

17.	FURTHER ASSURANCES

Subject to the terms and conditions of this Agreement and the Scheme, at any time before or after the Effective Time, the Purchaser, the Parent and the Company shall each execute any further instruments, deeds, documents, conveyances, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Transaction and to carry out the intent and purposes of this Agreement.

18.	FEES, COSTS AND TRANSFER TAXES

18.1

Except as otherwise provided in this Agreement, each Party shall bear its own costs and expenses arising out of or in connection with the preparation, negotiation and implementation of this Agreement and any other agreement or document that is incidental to the implementation of the Transaction.

18.2

The Purchaser shall bear and promptly pay all stamp duty, stamp duty reserve tax, stamp duty land tax and any other similar documentary, registration or transfer Taxes arising directly or indirectly in the United Kingdom or any other jurisdiction in connection with the entry into this Agreement or the Transaction including, for the avoidance of doubt, the transfer of the Scheme Shares and Company ADSs pursuant to the Transaction. The Purchaser shall, at its own cost, be responsible for arranging the payment of all such Taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with such payment.

19.	ENTIRE AGREEMENT

19.1

This Agreement and the Confidentiality Agreement set out the entire agreement between the Parties relating to the subject matter of this Agreement and, save to the extent expressly set out in this Agreement or the Confidentiality Agreement, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

19.2

Each Party acknowledges and agrees that in entering into this Agreement it has not relied and is not relying on, and shall have no claim or remedy in respect of, any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision made, whether by a Party to this Agreement or not, whether written or oral, express or implied and whether negligently or innocently made, which is not expressly set out in this Agreement or the Confidentiality Agreement.

19.3	If there is any conflict between the terms of this Agreement and any other agreement (other than the Confidentiality Agreement), this Agreement shall prevail unless:

(a)	such other agreement expressly states that it overrides this Agreement in the relevant respect; and

(b)

each of the Parent, the Purchaser and the Company are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

19.4	Nothing in this Agreement shall exclude any liability for or remedy in respect of fraud.

20.	REMEDIES

20.1

Except where expressly provided otherwise, the rights, powers, privileges and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers, privileges or remedies provided by law.

20.2

Save as expressly set out in this Agreement (including in Clause 20.3), the only right or remedy of any Party in relation to any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision set out in this Agreement shall be for breach of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute) and, in respect of any breach of this Agreement, the only remedy shall be a claim for contractual damages in respect of such breach. Save as expressly set out in this Agreement, no Party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever at any time and each Party waives any rights of rescission or termination it may have.

20.3	Each of the Company, the Purchaser and the Parent acknowledges and agrees that damages may not be an adequate remedy for any breach by it of this Agreement and that accordingly:

(a)

the Company may be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement by the Purchaser or the Parent and no proof of special damages shall be necessary for the enforcement by the Company of the rights under this Agreement; and

(b)

each of the Purchaser and the Parent may be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement by the Company and no proof of special damages shall be necessary for the enforcement by the Purchaser or the Parent of the rights under this Agreement.

21.	WAIVER AND VARIATION

21.1

A failure or delay by a Party to exercise any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy.

21.2	A waiver of any right or remedy under this Agreement shall only be effective if given in writing and shall not be deemed a waiver of any subsequent breach or default.

21.3	A Party that waives a right or remedy provided under this Agreement or by Law in relation to another Party does not affect its rights in relation to any other Party.

21.4

No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of each Party to this Agreement. Unless expressly agreed, no variation or amendment shall constitute a general waiver of any provision of this Agreement, nor shall it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment and the rights and obligations under or pursuant to this Agreement shall remain in full force and effect except and only to the extent that they are varied or amended.

22.	INVALIDITY

Where any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the laws of any jurisdiction then such provision shall be deemed to be severed from this Agreement and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the Parties under this Agreement and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Agreement.

23.	ASSIGNMENT

23.1

Except as provided in this Clause 23 or as the Parties specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

23.2

Subject to Clause 23.4, the Parent or the Purchaser may assign the benefit of (and in the case of Clause 23.2(b), charge or otherwise grant security over) this Agreement, in whole or in part, to, and it may be enforced by:

(a)

any other member of the Purchaser Group (provided if any assignee under this Clause 23.2(a) ceases to be a member of the Purchaser Group, any rights under this Agreement which have been assigned to it shall be promptly assigned to another member of the Purchaser Group); or

(b)

any bank or financial institution lending money or making other banking facilities available to the Parent or the Purchaser in connection with the Transaction, by way of security, or any refinancing thereof.

23.3	Any such person to whom an assignment is made under Clause 23.2 may itself make an assignment as if it were the Parent or the Purchaser under Clause 23.2.

23.4	Any assignment made pursuant to Clause 23.2 or 23.3 shall be on the basis that:

(a)	the Company may discharge its obligations under this Agreement to the assignor until it receives notice of the assignment;

(b)	the liability of the Company to any assignee shall not be greater than its liability to the Parent or the Purchaser;

(c)

the assignment shall not result in the application (or an increase in the amount) of withholding Tax in connection with the Transaction or any other Taxes, costs or expenses for which the Company, the Scheme Shareholders of the holders of Company ADSs would be liable; and

(d)	the Parent and the Purchaser will remain jointly and severally liable for any obligations under this Agreement.

23.5	This Agreement shall be binding on and continue for the benefit of the successors and assignees of each Party.

24.	NOTICES

24.1

Any notice or other communication given under this Agreement or in connection with the Transaction shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in Clause 24.2 and served:

(a)

by hand to the relevant address, in which case it shall be deemed to have been given upon delivery to that address provided that any notice delivered outside Working Hours shall be deemed given at the start of the next period of Working Hours;

(b)

by courier (or if from any place outside the country where the relevant address is located, by air courier) to the relevant address, in which case it shall be deemed to have been given two Business Days after its delivery to a representative of the courier;

(c)

by e-mail to the relevant email address, in which case it shall, subject to no automated notification of delivery failure being received by the sender, be deemed to have been given when sent provided that any email sent outside Working Hours shall be deemed given at the start of the next period of Working Hours; or

(d)

by any other method approved in writing by the persons to whom the notice or other communication is required to be sent for the attention of, in which case it shall be deemed to have been given upon such person(s) giving written confirmation for receipt.

24.2	Notices under this Agreement shall be sent for the attention of the person and to the address or e-mail address, subject to Clause 24.3, as set out below:

For the Parent:

Name:	Danaher Corporation

For the attention of:	Christopher Korves; Michael Buckner

Address:	2200 Pennsylvania Ave., NW
Suite 800W
Washington, D.C. 20037
United States of America

E-mail address:	XXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXX

with a copy (which shall not constitute notice) to:

Name:	Skadden, Arps, Slate, Meagher & Flom LLP

For the attention of:	Thomas W. Greenberg; Lorenzo Corte

Address:	One Manhattan West, 395 9th Ave, New York, NY 10001,
United States of America

E-mail address:	XXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXX

For the Purchaser:

Name:	Diadem Holdco Limited

For the attention of:	Christopher Korves; Michael Buckner

Address:	c/o Danaher Corporation
2200 Pennsylvania Ave., NW
Suite 800W
Washington, D.C. 20037
United States of America

E-mail address:	XXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXX

with a copy (which shall not constitute notice) to:

Name:	Skadden, Arps, Slate, Meagher & Flom LLP

For the attention of:	Thomas W. Greenberg; Lorenzo Corte

Address:	One Manhattan West, 395 9th Ave, New York, NY 10001,
United States of America

E-mail address:	XXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXX

For the Company:

Name:	Abcam plc

For the attention of:	Marc Perkins, General Counsel

Address:	Discovery Drive, Cambridge Biomedical Campus, Cambridge
CB2 0AX, United Kingdom

E-mail address:	XXXXXXXXXXXXXXXX

with a copy (which shall not constitute notice) to:

Name:	Latham & Watkins (London) LLP

For the attention of:	Robbie McLaren; Richard Butterwick

Address:	99 Bishopsgate, London EC2M 3XF, United Kingdom

E-mail address:	XXXXXXXXXXXXXXXX

24.3

Any Party to this Agreement may notify each other Party of any change to its address or other details specified in Clause 24.2 provided that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later.

25.	RIGHTS OF THIRD PARTIES

25.1

The D&O Parties shall have the right to enforce Clause 12, and such other provisions of this Agreement as may be necessary to give effect to their rights under Clause 12, by reason of the Contracts (Rights of Third Parties) Act 1999.

25.2	Except as provided in Clause 25.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

25.3

Each Party represents to each other Party that their respective rights to terminate, rescind or agree any amendment, variation, waiver or settlement under this Agreement are not subject to the consent of any person that is not a party to this Agreement.

26.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign). Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute but one and the same instrument.

27.	GOVERNING LAW AND JURISDICTION

27.1	This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

27.2

The Parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

27.3

For the purposes of this Clause 27, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance, breach or termination of this Agreement and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

28.	PROCESS AGENT

Without prejudice to any other permitted mode of service, the Parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding in England or Wales arising out of or in any way relating to this Agreement shall be duly served upon the Parent if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to such person and address in England as the Parent shall notify to the Company in writing within five Business Days from the date of this Agreement or such other person and address in England or Wales as such Party shall notify all the other Parties in writing from time to time, whether or not such claim form, notice or other document is forwarded to the relevant Party or received by such Party.

[Signature pages follow]

The Parties have entered into this Agreement on the date first set out above.

Signed for and on behalf of
DANAHER CORPORATION	XXXXXXXXXXXXXXXX

By an authorised signatory	Signature

Daniel Raskas
Name of signatory (print)

Senior Vice President, Corporate Development
Title of signatory (print)

Signed for and on behalf of	XXXXXXXXXXXXXXXX
DIADEM HOLDCO LIMITED

By an authorised signatory	Signature

Frank T. McFaden
Name of signatory (print)

Director
Title of signatory (print)

Signed for and on behalf of	XXXXXXXXXXXXXXXX
ABCAM PLC

By a director	Signature

Peter Allen, Chairman
Name of signatory (print)

[Signature page to Transaction Agreement]

SCHEDULE 1

CONDITIONS

1.	CONDITIONS TO THE OBLIGATIONS OF EACH PARTY

The obligations of the Company, the Purchaser and the Parent to give effect to the Transaction are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) of the following Conditions:

(a)	the Company Shareholder Approvals being obtained;

(b)

the Scheme being sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to the Company and the Purchaser, acting reasonably and in good faith);

(c)	a copy of the Court Sanction Order being delivered to the Registrar of Companies;

(d)	all Identified Clearances required in connection with the Transaction having been obtained from the relevant Governmental Authorities; and

(e)	no Order having been issued by any Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction.

2.	CONDITIONS TO THE OBLIGATIONS OF PURCHASER AND PARENT

The obligations of the Purchaser and the Parent to give effect to the Transaction are subject to the satisfaction or waiver by the Purchaser and the Parent of the following further Conditions:

(a)	the representations and warranties of the Company contained in this Agreement that:

(i)	are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Effective Date, as though made on and as of the Effective Date; and

(ii)	are made as of a specific date shall be true and correct as of such date,

in each case (other than with respect to the warranties in paragraphs 2 to 5 and 8 of Schedule 4, which must be true and correct as of the date of this Agreement and as of the Effective Date in all material respects, and with respect to the warranties in paragraph 7 of Schedule 4, which must be true and correct in all respects as of the date stated therein except for de minimis inaccuracies), except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or Company Material Adverse Effect set out in such representations and warranties) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b)	the Company not being in material breach of its obligations under this Agreement that are required to be performed by it at or prior to the Effective Time;

(c)

the Purchaser having received a certificate from an executive officer or director of the Company confirming the satisfaction of the Conditions set out in paragraphs 2(a) and 2(b) above and 2(d) below; and

(d)	since the date of this Agreement, no Effect having occurred that has had, or would be reasonably expected to have, a Company Material Adverse Effect that is continuing as of the Effective Date.

3.	CONDITIONS TO THE OBLIGATIONS OF COMPANY

The obligations of the Company to give effect to the Transaction are subject to the satisfaction or waiver by the Company of the following further Conditions:

(a)	the representations and warranties of the Parent and the Purchaser contained in this Agreement that:

(i)	are not made as of a specific date shall be true and correct as of the Effective Date, as though made on and as of the Effective Date; and

(ii)	are made as of a specific date shall be true and correct as of such date,

in each case, (other than with respect to the warranties in paragraphs 1 to 4 of Schedule 5, which must be true and correct as of the Effective Date in all material respects) except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or Parent Material Adverse Effect set out in such representations and warranties) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b)	the Purchaser and the Parent each not being in material breach of their respective obligations hereunder required to be performed by the Parent and the Purchaser at or prior to the Effective Time; and

(c)

the Company having received a certificate from an executive officer or director of the Parent confirming, on behalf of the Parent and the Purchaser, the satisfaction of the Conditions set out in paragraphs 3(a) and 3(b) above.

SCHEDULE 2

IDENTIFIED CLEARANCES

(i)	United States – Federal Trade Commission and Department of Justice

(ii)	China – State Administration for Market Regulation

(iii)	Germany – Federal Cartel Office

(iv)	Austria – Federal Competition Authority

SCHEDULE 3

COMPANY EQUITY PLANS AND EMPLOYEE RELATED MATTERS

1.	GENERAL

1.1	Subject to applicable legal and regulatory requirements, each Party will co-operate with the other Party in order to facilitate the implementation of the arrangements set out in this Schedule 3.

In this Schedule 3, each of the following words and expressions shall have the following meanings:

“ABP” means the Abcam plc Annual Bonus Plan adopted by the Company Board on 18 September 2012 as amended;

“AGP” means the Abcam Growth Plan adopted by the Company Board on 10 September 2021, as amended;

“Company Employees” means the employees of the Company or any of its Subsidiaries, from time to time, each a “Company Employee”;

“CSOP” means the Abcam plc Company Share Option Plan adopted by the Company Board on 5 November 2009;

“DRP” means the Company Directors’ Remuneration Policy approved by the Company Shareholders on 1 July 2021;

“DSA” means the deferred share awards granted under the ABP, which are outstanding as at the date of the Court Sanction Order being granted;

“LTIP” means the Abcam plc Long-Term Incentive Plan adopted by the Company Board on 3 November 2008, as amended;

“PGIP” means the Abcam plc Profitable Growth Incentive Plan adopted by the Company Board on 1 July 2021 as amended;

“PGIP Bonus” has the meaning given to it in Part 1, paragraph 3.3(c) of this Schedule 3;

“Qualifying Termination” has the meaning given to it in Part 2, paragraph 5.2 of this Schedule 3;

“Remuneration Committee” means the remuneration committee of the Company, as formed from time to time;

“Retention Awards” has the meaning given to it in Part 2, paragraph 4 of this Schedule 3;

“SIP” means the Abcam plc share incentive plan, with HMRC reference A103032;

“SIP Trust” means the trust of the SIP;

“SOP 2015” means the Abcam 2015 Share Option Plan adopted by the Company in 2015; and

“SOS 2005” means the Abcam 2005 Share Option Scheme adopted by the Company in 2005.

Capitalised terms used in this Schedule 3 but not defined herein shall have the meaning given in Clause 1.1 of the Agreement.

Part 1 – COMPANY EQUITY PLANS

1.	OUTSTANDING AWARDS

1.1	As at 24 August 2023, the following options and awards over Company Ordinary Shares were outstanding under the Company Equity Plans (the “Existing Awards”):

Company Equity Plan	Form of Existing Awards	Grant Date	Number of Company Ordinary Shares subject to Existing Awards
LTIP	Shares & Options	05/05/2015	571,385
		06/11/2015
		07/11/2018
		14/11/2019
		09/03/2020
		07/12/2020
		01/12/2021
		18/05/2022
		14/09/2022
		22/03/2023
PGIP	Shares	14/07/2021	5,216,905
		14/09/2021
		14/09/2022
AGP	Shares	29/03/2022	2,002,015
		01/07/2022
		01/10/2022
		14/04/2023
		01/07/2023
DSA	Shares & Options	26/10/2015	257,536
		26/10/2016
		26/10/2017
		26/10/2018
		25/10/2019
		26/10/2020
		26/10/2021
		25/03/2022
		03/04/2023
SIP	Free Shares	—	135,125
	Dividend Shares		18,219
	Partnership Shares		32,402
	Matching Shares		33,412
SOS 2005	Options	25/11/2013	58,714
		04/11/2014
		26/10/2015

Company Equity Plan	Form of Existing Awards	Grant Date	Number of Company Ordinary Shares subject to Existing Awards
SOP 2015	Options	04/11/2016	90,929
		03/11/2017
CSOP	Options	25/11/2013	21,843
		04/11/2014
		26/10/2015
		04/11/2016

1.2

The Parties acknowledge that additional Company Ordinary Shares may be delivered under the Company Equity Plans by way of dividend equivalents, in accordance with the rules of the applicable Company Equity Plan.

2.	ADMINISTRATION OF COMPANY EQUITY PLANS AND EXERCISE OF DISCRETIONS

2.1

The Purchaser acknowledges and agrees that during the Relevant Period, the Company Board (and, where appropriate, the Remuneration Committee) may operate the Company Equity Plans as they consider appropriate in accordance with (as relevant) the rules of the relevant Company Equity Plans, the DRP and the Company’s normal practice.

2.2

For the avoidance of doubt, the operation of the Company Equity Plans during the Relevant Period, by the Company Board (and, where appropriate, the Remuneration Committee), may include but is not limited to:

(a)

issuing invitations and granting New Awards (as defined in paragraph 2.6) in respect of any ordinary course annual operation of the Company Equity Plans (provided such operation is in accordance with paragraphs 2.6 and 2.7);

(b)

determining the timing and extent to which any Existing Awards and New Awards (together, “Awards”) under the Company Equity Plans will vest in the ordinary course (including how any applicable performance conditions will be tested on such vesting) in accordance with the rules of the applicable Company Equity Plan;

(c)

satisfying the vesting and exercise of Awards under the Company Equity Plans (for example, by issuing new Company Ordinary Shares or transferring Company Ordinary Shares from the EBT or settling Awards in cash always in accordance with the rules of the relevant Company Equity Plans); and

(d)	determining, subject to paragraph 2.5, the treatment of Awards held by leavers.

2.3

Subject always to the DRP, the Purchaser acknowledges that the Company may amend the rules of any of the Company Equity Plans (in accordance with their terms) if and to the extent, in the opinion of the Company Board or the Remuneration Committee, the amendments are necessary or desirable to implement the Scheme, comply with the terms of this Agreement, comply with any Applicable Law requirement, facilitate the administration of any Company Equity Plan or to obtain or maintain favourable tax treatment for any participants in the Company Equity Plans or the Company or any of its Subsidiaries.

2.4

The Purchaser acknowledges that, during the Relevant Period, the Company may satisfy the vesting or exercise of any Awards by issuing new Company Ordinary Shares or transferring market purchased or treasury shares, or cash-settling Awards, always in accordance with the terms of the relevant Company Equity Plan.

2.5

The Company hereby confirms and undertakes that no Senior Employee who is a participant of the PGIP and ceases (or has been served with, or serves notice to cease) to be employed by the Company or any of its Subsidiaries during the Relevant Period may be determined by the Remuneration Committee to be treated as a good leaver in accordance with rule 11.2.3 of the PGIP rules, without the Purchaser’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

2.6

The Purchaser acknowledges that, subject to compliance with paragraph 2.7 and this paragraph, the Company may grant additional awards over Company Ordinary Shares during the Relevant Period to new and existing eligible participants under the Company Equity Plans (“New Awards”). The Company confirms and undertakes that it shall grant New Awards in a manner consistent with practice over the previous 12 months and subject to the DRP and the rules of the relevant Company Equity Plan, and the maximum number of Company Ordinary Shares under the New Awards may not exceed 1,760,000 and the New Awards shall be limited to:

(a)	annual PGIP awards due to be made to Company Employees in September 2023;

(b)	AGP awards granted to Company Employees on a quarterly basis in April, July, October and January each year;

(c)	LTIP awards for eligible new hire Company Employees; and

(d)	DSAs due to be granted in April 2024 (in respect of ABP awards for the financial year ending 2023), and April 2025 (in respect of ABP awards for the financial year ending 2024).

2.7

The Purchaser acknowledges that the Company will, in a manner consistent with historic practice and subject to the DRP, continue to make arrangements for the Company’s non-executive directors’ to apply a proportion of their annual fees to purchase Company Ordinary Shares which ordinarily takes place in April each year.

3.	TREATMENT OF OUTSTANDING AWARDS UNDER THE COMPANY EQUITY PLANS

The treatment of Awards that are outstanding as at the date of the Court Sanction Order being granted in connection with the Scheme will be as set out in this paragraph 3.

3.1	LTIP

(a)

The Purchaser acknowledges and the Company confirms that on the date of the Court Sanction Order being granted, Awards held by participants under the LTIP that have not already vested will, in accordance with the rules of the LTIP, vest subject to the extent determined by the Remuneration Committee which may take into account:

(i)	the proportionate satisfaction of performance conditions applicable to the Awards, and any other relevant performance factors, as determined by the Remuneration Committee; and

(ii)	time pro-rating from the relevant grant date to the date the Court Sanction Order is granted.

(b)	The Purchaser acknowledges that any holding period applying to any LTIP Awards will cease to apply to the LTIP Awards upon the Court Sanction Order being granted.

3.2	AGP

(a)

The Purchaser acknowledges and the Company confirms that on the date of the Court Sanction Order being granted, Awards held by participants under the AGP that have not already vested will, in accordance with the rules of the AGP, vest subject to the extent determined by the Remuneration Committee which may take into account:

(i)	the satisfaction of performance conditions applicable to the Awards, and any other relevant performance factors, as determined by the Remuneration Committee;

(ii)	time pro-rating from the relevant grant date to the date the Court Sanction Order is granted.

3.3	PGIP

(a)

The Purchaser acknowledges and the Company confirms that on the date of the Court Sanction Order being granted Awards held by participants under the PGIP that have not already vested will, in accordance with the rules of the PGIP, vest subject to the extent determined by the Remuneration Committee which will take into account:

(i)	the satisfaction of performance conditions applicable to the Awards, and any other relevant performance factors, as determined by the Remuneration Committee;

(ii)	time pro-rating from the relevant grant date to the date of the Court Sanction Order is granted; and

(iii)	if necessary, any adjustments required following the application of the Award Cap (as defined in the PGIP rules).

(b)	The Purchaser acknowledges that any holding period applying to any PGIP Awards referred to in paragraph 3.3(a) will cease to apply to the PGIP Awards upon the Court Sanction Order being granted.

(c)

The Purchaser hereby confirms that each participant of the PGIP will, as soon as practicable following the Effective Date, be granted a new cash bonus award by the Purchaser (the “PGIP Bonus”), provided that the participant is a Company Employee on the grant date of such PGIP Bonus.

(d)	The PGIP Bonus will:

(i)

vest on the Normal Vesting Date (as defined in the PGIP rules, or such earlier vesting date if applicable in accordance with the PGIP rules) applicable to the original PGIP Award, and the cash payout representing the vested portion shall be calculated in accordance with: A*B – (C*B) – D, whereby

“A” is the total number of Company Ordinary Shares subject to the participant’s original PGIP Award that would have vested as determined by the Company Board in accordance with the PGIP rules if the original PGIP Award continued to subsist in full on its existing terms until 31 December 2024 (rather than being treated in accordance with paragraph 3.3(a)) adjusted to reflect the satisfaction of the revenue growth performance condition for the period ending 31 December 2024,

“B” is the Per-Share Consideration value,

“C” is the number of Company Ordinary Shares subject to the portion of a participant’s original PGIP Award that actually vests on the date the Court Sanction Order is granted, in accordance with the Remuneration Committee’s determination in paragraph 3.3(a), and

“D” is the value of any cash award paid to the applicable PGIP participant in accordance with paragraph 4(c) of Part 2 of this Schedule 3, if applicable;

(ii)	be payable in cash in the next practicable payroll following 31 December 2024; and

(iii)

in no event exceed the product of the number of Company Ordinary Shares subject to the portion of a participant’s PGIP Award that lapses on the date the Court Sanction Order is granted (in accordance with paragraph 3.3(a)) multiplied by the Per-Share Consideration.

3.4	DSA

(a)

The Purchaser acknowledges and the Company confirms. that upon the Court Sanction Order being granted, all DSAs will, in accordance with the rules of the ABP, vest or become exercisable in full on that date. Any dividend equivalents accrued in the ordinary course with respect to Company Ordinary Shares subject to vested DSA will be settled by the Company in cash. Any DSAs granted as nil cost options will be exercisable until the earlier of three months after the date on which the Court Sanction Order is granted and the expiry of the normal exercise period.

(b)	Any holding period applying to DSAs will cease to apply upon the Court Sanction Order being granted.

3.5	SOS 2005, SOP 2015 and CSOP

(a)

The Purchaser acknowledges and the Company confirms that all outstanding Awards under the SOS 2005 and SOP 2015 are fully vested and will be exercisable until the earlier of expiry of the normal exercise period and (i) if awarded under the SOS 2005, the end of the period of six months following the Court Sanction Order being granted; and (ii) if awarded under the SOP 2015, the end of the period of one month following the Court Sanction Order being granted.

(b)

The Purchaser acknowledges that all outstanding Awards under the CSOP are fully vested and will be exercisable until the date which falls 7 days before the Court Sanction Order being granted in accordance with the rules of the CSOP.

4.	SIP

4.1	As at 25 August 2023, the SIP Trust held 276,378 Company Ordinary Shares, of which 219,158 are held on behalf of employees and 57,220 are unallocated.

4.2

The Purchaser acknowledges that Company Ordinary Shares held in the SIP Trust on behalf of participants in the SIP and any unallocated Company Ordinary Shares held in the SIP Trust will participate in the Scheme on the same terms as all other Scheme Shareholders.

5.	EMPLOYEE BENEFIT TRUST

5.1	As at 25 August 2023, the EBT held 17,690 Company ADSs.

5.2

The Purchaser acknowledges that the EBT trustee may, in the ordinary course, and at the direction of the Company, continue to subscribe for Company Ordinary Shares and Company ADSs and/or purchase Company Ordinary Shares and Company ADSs for the purpose of satisfying Awards under the Company Equity Plans during the Relevant Period.

5.3

Subject always to the Company’s ability to make recommendations to the trustee of the EBT to use any unallocated Company Ordinary Shares held in the EBT to satisfy Awards vesting or being exercised in the normal course, the Company intends, in priority to the issue of new Company Ordinary Shares or the transfer of Company Ordinary Shares out of treasury, to recommend to the trustee of the EBT that the trustee will use the Company Ordinary Shares held in the EBT to satisfy the vesting of any Awards which occurs in connection with the Transaction.

6.	ARTICLES AMENDMENT

The Company and the Purchaser agree that the Company Shareholder Resolution shall include a resolution to amend the Company Articles by the adoption and inclusion of a new article under which any Company Ordinary Shares issued after the Scheme Record Time as a result of the vesting and/or exercise of Awards under the Company Equity Plans will be transferred to the Purchaser (or as it may direct) for the same consideration as is payable to Scheme Shareholders under the Scheme.

7.	GENERAL

7.1

The Parties acknowledge that any bonus, vesting or exercise of Awards, options or other payments described in this Schedule 3 will be subject to the usual deductions for applicable taxes and national insurance / social security contributions, payroll taxes and levies, where such taxes or contributions are required to be withheld by Applicable Law.

7.2

Subject to applicable confidentiality, legal and regulatory requirements, the Company shall make appropriate proposals to the participants in the Company Equity Plans, based on the treatment set out in paragraph 3 (the “Proposals”). The Company and the Purchaser intend that:

(a)

the Proposals will be detailed within letters from the Company to participants in the relevant Company Equity Plans prepared by the Company and agreed with the Purchaser (such agreement not be unreasonably withheld, conditioned or delayed) and distributed by the Company at the same time as, or as soon as reasonably practicable following, the publication of the Scheme Circular; and

(b)

a letter will be sent from the Company or the SIP trustee to participants in the SIP at or about the same time as, or as soon as reasonably practicable following, the publication of the Scheme Circular.

7.3

The Parties will ensure the timetable for the implementation of the Scheme is fixed so far as possible to enable Awards which provide for vesting and/or exercise upon the Court Sanction Order being granted to vest and/or be exercised in sufficient time to enable the resulting Scheme Shares to appear on the Company Ordinary Share register at the Scheme Record Time and thereby be bound by the Scheme on the same terms as Scheme Shares held by Scheme Shareholders.

Part 2 – EMPLOYEE MATTERS

1.	ORDINARY COURSE OF BUSINESS ARRANGEMENTS

The Purchaser acknowledges and agrees that prior to the Effective Date, subject to compliance with Clause 9.2(f), the Company may carry out annual (or other periodic) pay reviews, one-off bonus awards, including awards made on hiring pay negotiations and appraisals, recruitment and promotion rounds in the ordinary course of business and consistent with past practice in all material respects.

2.	MAINTENANCE OF COMPENSATION AND BENEFITS

2.1

The Purchaser will, on and following the Effective Date, observe the existing terms and conditions of employment of all employees (whether based in the United Kingdom or elsewhere) of the Group, including in relation to pensions, in accordance with Applicable Laws.

2.2

The Purchaser agrees, in respect of each Company Employee (as of immediately prior to the Effective Date) who remains in employment within the Purchaser Group on and following the Effective Date, that for the 12-month period immediately following the Effective Date or (if later) until 31 December 2024 it shall, or shall cause the relevant employing entity in the Purchaser Group to:

(a)

maintain no less favourable base salary and cash incentive compensation opportunities, when taken as a whole, as compared to those in place immediately prior to the Effective Date (excluding, for the avoidance of doubt, the PGIP Bonus);

(b)

maintain or offer benefits (including terms relating to pension accrual, relocation allowances and/or contributions but excluding equity-based programs) and allowances, that are materially comparable in the aggregate to those in place immediately prior to the Effective Date;

(c)	maintain no less favourable variable pay targets (including maximum opportunities for bonuses);

(d)

in respect of variable pay opportunities, maintain no less favourable performance metrics (both financial and individual/personal performance metrics, save where by reason of the Transaction and/or the consequent de-listing of the Company, it is not reasonably practicable to operate any financial or other performance metrics which applied prior to the Effective Date, the Purchaser will ensure that any replacement performance metrics shall not be materially more difficult to achieve than the metrics in place prior to the Effective Date), provided however that if the Effective Date occurs in the year 2024, paragraph 3.2 below shall supersede this subparagraph; and

(e)	with respect to Senior Employees, not make material changes to the employee’s role, reporting level, or responsibilities or material, detrimental changes to their terms and conditions of employment, save: (i) where such employee has consented in writing to the amendment; (ii) in the case of paragraph (e), is reasonable, is made in connection with the de-listing of the Company and does not materially diminish the employee’s responsibility within the Company and its Subsidiaries; or (iii) where such change is required by Applicable Law.

3.	ANNUAL BONUSES

3.1	The Purchaser acknowledges that:

(a)	the Company operates annual bonus arrangements that are conditional on financial and/or individual performance;

(b)

bonus determinations in respect of any financial year ending before the Effective Date will be undertaken by the Company and determined in line with its usual processes to verify and approve bonuses and in accordance with the DRP (where applicable) and consistent with the Company’s normal practice, such bonuses will be paid by the Company or its relevant Subsidiary in cash on the normal bonus payment date;

(c)	in respect of financial year in which the Effective Date occurs:

(i)

bonus determinations for the period from the start of the financial year up to and including the Effective Date will be undertaken by the Company on or around the Effective Date based on existing performance conditions and, provided the relevant individual was a Company Employee on the Effective Date, paid by the Company or its relevant Subsidiary in cash (with no deferral); and

(ii)

bonus determinations for the period from the day after the Effective Date to the end of the relevant financial year will be undertaken shortly after the end of the relevant financial year based on existing performance conditions (or, where existing performance conditions are no longer appropriate after the Effective Date, such performance conditions that are established after the Effective Date consistent with the requirements of paragraph 2.2(d) above), paid by the Company or its relevant Subsidiary in cash (with no deferral); and

(d)

any relevant bonus awards in respect of the periods referred to in paragraphs 3.1(c)(i) and 3.1(c)(ii) above shall be paid on the normal bonus payment date for the relevant financial year in which the Effective Date occurs in line with the Company’s ordinary course practice, provided that the relevant current or former Company Employee, meets the usual conditions for payment of a bonus, or has been served with, or serves notice of a Qualifying Termination, or is otherwise subject to a Qualifying Termination.

3.2

If, following the Effective Date it is, by reason of the Transaction and/or the consequent de-listing of the Company, not reasonably practicable to operate any financial and/or other performance metrics which applied to any annual or periodic bonus prior to the Effective Date, the Purchaser will ensure that any replacement performance metrics shall not be materially more difficult to achieve that the metrics in place prior to the Effective Date.

4.	RETENTION ARRANGEMENTS

The Purchaser acknowledges that, for the purpose of protecting the business to be acquired pursuant to the Transaction:

(a)	the Company has put in place certain retention agreements and awards, which have been Disclosed in folder 9.8 of the Data Room and the employee census in document 9.10.1 of the Data Room;

(b)	in addition, the Company may make further cash retention awards to Company Employees other than CEO or CFO, and the Company hereby confirms and undertakes that:

(i)	the settlement of these awards will be conditional on the Effective Date having occurred; and

(ii)	these awards may be made up to a maximum amount in aggregate of $3 million, except with the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed); and

(c)

in addition, the Company may make further cash retention awards to participants of the PGIP, other than any participant who was granted a PGIP Award in July 2021 (the “2021 PGIP Awards”), and the Company hereby confirms and undertakes that:

(i)	the settlement of these awards will be conditional on the Effective Date having occurred;

(ii)	these awards may be made up to a maximum amount in aggregate of $7 million; and

(iii)

these awards may be made solely for the purposes of compensating Company Employees who hold PGIP Awards that are not 2021 PGIP Awards, with respect to the higher percentage of their PGIP Award that will lapse due to the outcome of the time pro rating assessment made by the Remuneration Committee in accordance with paragraph 3.3(a) of Part 1 of this Schedule 3, in comparison to the outcome of the equivalent time pro-rating assessment made with respect to the 2021 PGIP Awards, in each case, for Company Employees whose retention is considered important for the business (together, the “Retention Awards”). The Purchaser will, and will procure that the Company (or the relevant Subsidiary) will, meet any contractual obligations arising in relation to the Retention Awards.

5.	SEVERANCE AND REDUNDANCY ARRANGEMENTS

5.1

The Purchaser agrees that, where any Company Employee is served with (or serves) notice of a Qualifying Termination or is otherwise subject to a Qualifying Termination at any time during the period of 12 months from the Effective Date, such Company Employee will (if and to the extent permitted by Applicable Law):

(a)

where participating in a profit share, long-term incentive or bonus arrangement (excluding any equity-based compensation and the PGIP Bonus), receive a bonus in respect of the financial year in which their employment terminates pro-rated to the date of termination or, if later, the end of the applicable notice period;

(b)

in respect of an outstanding PGIP Bonus held by such Company Employee at the date of termination, be treated as a good leaver (or any similar concept) as contemplated by 11.2 and 11.3 of the PGIP rules;

(c)	receive reasonable and appropriate outplacement support commensurate to their seniority; and

(d)	receive a severance payment calculated in accordance with either:

(i)	the policies and/or practices used by the Company or its relevant Subsidiary historically or as otherwise set out in any Company Employee’s employment agreement; or

(ii)

any other policy or arrangement agreed between the Company and the Purchaser, if such policy or arrangement is more favourable on an individual basis than the policies and/or practices used by the Company or its relevant Subsidiary historically, such policy or arrangement to be no less favourable on an individual basis than the amount resulting from the application of the approach referred to in paragraph 5.1(d)(i) above; and

(e)	in the UK only, receive a reasonable and appropriate contribution to their legal fees if required to sign a settlement agreement on termination of employment.

5.2	In this Agreement “Qualifying Termination” is:

(a)

any termination by the employer other than: (i) by reason of the Company Employee’s misconduct or poor performance (provided, in the reasonable opinion of the Company’s Senior Vice-President of Human Resources or, if that person is no longer in role, the person responsible for HR activities within Purchaser Group at the relevant time, any legally required disciplinary process was implemented and followed prior to termination); or (ii) where the employer is entitled pursuant to the employment contract or Applicable Law to dismiss the Company Employee summarily without notice (or payment in lieu of notice);

(b)

with respect to the applicable Company Employee’s rights granted under the Company Equity Plans only, any termination by reason of the Company Employee’s ill health, injury, disability, death or retirement;

(c)

if the Company Employee ceases to be an employee of the Company’s Group or Purchaser Group by reason of: (i) his or her employing entity ceasing to be a member of the Purchaser Group; or (ii) the business or part of the business in which he or she works being transferred to a person that is not a member of the Purchaser Group;

(d)	a termination by reason of the Company Employee’s resignation in circumstances amounting to constructive dismissal under Applicable Law; or

(e)	with respect to Senior Employees, a termination by reason of the Company Employee’s resignation where, without the Company Employee’s written consent:

(i)

the Company Employee’s role and/or reporting level has been materially diminished (provided that Company ceasing to be a listed company shall not of itself, without there being an actual material diminution in a Company Employee’s role and/or reporting level, be deemed to result in a material diminution); or

(ii)

there is (x) a material reduction in the Company Employee’s base salary or wage, or cash compensation opportunities, taken as a whole, or (y) a material reduction in the Company Employee’s benefits (excluding equity-based programs) and allowance package, taken as a whole; it being understood that for clarity, there shall be no material reduction in benefits for purposes of this clause (y) if the Purchaser, in its discretion, provides cash payments or other benefits in lieu of any particular benefit received immediately before the Effective Date, in each case, where the termination takes effect after the Effective Date and save where the relevant Company Employee continues employment with another member of the Purchaser Group.

5.3

In the event of any dispute or disagreement about whether the definition of Qualifying Termination applies to a particular Company Employee, the decision shall be referred to the Company’s Senior Vice-President of Human Resources (or if that person is no longer in role, the person responsible for HR activities within Purchaser Group), who shall, acting reasonably, determine the position.

6.	FUTURE TRANSACTIONS

The Purchaser shall use its all reasonable endeavours to procure that any person who acquires any entities, businesses or assets of the Company and its Subsidiaries pursuant to any disposal effected at the direction of, or with the consent of, the Purchaser at any time during the 12 months following the date of this Agreement (a “Subsequent Acquirer”) provides to any employee of the Company and any of its Subsidiaries who transfers to that Subsequent Acquirer, for at least 12 months from the Effective Date, terms and conditions that are no less favourable than those terms and conditions set forth in paragraphs 2, 3 and 5 above.

SCHEDULE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.	DEFINITIONS

1.1	As used in this Schedule 4, the following terms have the following meanings:

“Balance Sheet Date” means 31 December 2022;

“Bankruptcy and Equity Exceptions” has the meaning given to it in paragraph 3.3 of this Schedule 4;

“Bribery Legislation” means all Applicable Laws relating to the prevention of bribery, corruption and money laundering, including the US Foreign Corrupt Practices Act and the UK Bribery Act 2010;

“Capitalisation Date” has the meaning given to it in paragraph 7.1 of this Schedule 4; “Code” means the US Internal Revenue Code of 1986, as amended;

“Company Product” means each product that is being commercialised, manufactured, sold or distributed by or on behalf of the Company or any of its Subsidiaries;

“Company Registered IP” means all Patents, registered Marks, registered Copyrights and registered domain names that are owned by or purported to be owned by, or that are applied for, filed or registered in the name of, the Company or any of its Subsidiaries, and for the purposes of the warranties given herein (other than in paragraph 19.1) is limited to the Company Registered IP listed or required to be listed pursuant to paragraph 19.1 of this Schedule 4;

“Company Regulatory Agency” has the meaning given to it in paragraph 15.1(a)(ii) of this Schedule 4;

“Company Regulatory Permits” has the meaning given to it in paragraph 15.1(a)(ii) of this Schedule 4;

“Company SEC Documents” means all reports schedules, forms, statements, prospectuses, registration statements and other documents filed with or furnished to the SEC by the Company since 1 January 2021;

“Data Protection Laws” means any Applicable Laws concerning the collection, use, analysis, retention, storage, protection, transfer, disclosure and/or disposal, processing of personal data, including, to the extent applicable: (i) national laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC) (as amended by Directive 2009/136); (ii) the General Data Protection Regulation 2016/679 (the “GDPR”) and any national law implementing or supplementing the GDPR; (iii) the UK Data Protection Act 2018 (the “DPA”) and the UK General Data Protection Regulation as defined by the DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 (the “ UK GDPR”); (iv) the U.S. Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), the U.S. Federal Trade Commission Act, the U.S. Privacy Act of 1974, the U.S. Telephone Consumer Protection Act, the U.S. Controlling the Assault of Non-Solicited Pornography And Marketing (CAN-SPAM) Act of 2003, and the U.S. Fair Credit Reporting Act and its state law equivalents; and (v) any applicable foreign and international privacy and data protection Applicable Law. The terms “personal data”, “process” (and its cognates), “personal data breach”, “data subject” and other related terms have the meanings given to them in applicable Data Protection Laws;

“Data Room” means the electronic data room established for the purposes of the Transaction, hosted by Datasite with the name “Galaxy”;

“Distribution Contract” means a Contract under which a supplier or manufacturer of products agrees that an independent third party will market and sell the goods as a distributor and such distributor buys the products on their own account and trades under their own name;

“Environmental Law” means any Applicable Law (a) regulating or relating to (i) the protection, preservation or restoration of the environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or the protection of the health and safety of employees (but only insofar as such relates to exposure to hazardous or toxic substances or wastes)or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labelling, production, Release or disposal of toxic or hazardous substances or wastes or (b) imposing liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), E.U. Registration, Evaluation, Authorisation and Restriction of Chemicals and similar regulations, or any other law of similar effect;

“Environmental Permits” means all permits, licenses, variances, exemptions, orders, approvals and other similar authorisations of Governmental Authorities required by Environmental Law of the Company or any of its Subsidiaries for the operation of its respective businesses as operated at the date of this Agreement;

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code;

“FDA” has the meaning given to it in paragraph 15.1 of this Schedule 4;

“FDCA” has the meaning given to it in paragraph 15.1 of this Schedule 4;

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified or that is otherwise regulated by any Governmental Authority with jurisdiction over the environment as hazardous, toxic, radioactive, dangerous, harmful or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law, including petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, or polychlorinated biphenyls;

“Internal Controls” has the meaning given to it in paragraph 9.7 of this Schedule 4;

“International Trade Laws” means Trade Laws and Sanctions Laws;

“Labour Agreement” has the meaning given to it in paragraph 18.10 of this Schedule 4;

“Leases” has the meaning given to it in paragraph 21.1 of this Schedule 4;

“Material Company IP” means the Company Registered IP and Material Unregistered IP;

“Material Contract” has the meaning given to it in paragraph 16.1 of this Schedule 4;

“Material Contract Counterparty” means a Third Party counterparty to a Material Contract;

“Material Licensed IP” means any Intellectual Property Right owned by a Third Party and licensed or otherwise granted to the Company or any of its Subsidiaries and which:

(a)

is essential in order (or otherwise material) to conduct the business of the Company or the relevant Subsidiary (as the case may be) taken as whole in all material respects as is conducted on the date of this Agreement;

(b)	cannot be replaced or substituted by the Company or the relevant Subsidiary (as the case may be) with reasonable cost and in reasonable time; and

(c)	is not licensed or granted under an Off-the-Shelf Contract,

and for the purposes of the warranties given herein (other than in paragraph 19.1) is limited to those items Disclosed or required to be Disclosed pursuant to paragraph 19.1;

“Material Unregistered IP” means any specifically identifiable unregistered Intellectual Property Right vested or purported to be vested in the Company or any of its Subsidiaries and which:

(a)	is essential in order to conduct the business of the Company or the relevant Subsidiary (as the case may be) taken as whole in all material respects as is conducted on the date of this Agreement; and

(b)	cannot be replaced or substituted by the Company or the relevant Subsidiary (as the case may be) with reasonable cost and in reasonable time,

and for the purposes of the warranties given herein (other than in paragraph 19.1) is limited to those items Disclosed or required to be Disclosed pursuant to paragraph 19.1;

“Off-the-Shelf Contract” means a Contract that governs the provision of commercially available products or services by a Third Party, including in respect of off-the-shelf products or services (including software) or other commercially available technology or any other products or services, in each case generally made available to the public on standard terms and conditions by the Third Party;

“PBGC” means the Pension Benefit Guaranty Corporation;

“Personal Data” means any information relating to an identified or identifiable natural person;

“PHSA” has the meaning given to it in paragraph 15.1 of this Schedule 4;

“Principal Executive Officer” shall have the meaning given to it in the Sarbanes Oxley Act;

“Principal Financial Officer” shall have the meaning given to it in the Sarbanes Oxley Act;

“Real Properties” has the meaning given to it in paragraph 21.1 of this Schedule 4;

“Release” means any spill, discharge, leaking, pouring, dumping or emptying, injection, deposit, disposal, dispersal, leaching or migration into or through the environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata);

“Sanctioned Country” means any country, region or territory that is the subject of country-wide, region-wide or territory-wide Sanctions Laws, being as of the date of this Agreement, the Crimea region of Ukraine, the so-called People’s Republics of Donetsk and Luhansk, Cuba, Iran, North Korea and Syria;

“Sanctioned Person” means (a) any Person identified in any list of Sanctioned Persons maintained by (i) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security or the United States Department of State, (ii) His Majesty’s Treasury of the United Kingdom, (iii) any sanctions committee of the United Nations Security Council, or (iv) the European Union, (b) any Person located, organised, or resident in, organised in, or a Governmental Authority or government instrumentality of, any Sanctioned Country, and (c) any Person directly or indirectly 50% or more owned or controlled by a Person described in clause (a) or (b);

“Sanctions Laws” means the economic or financial sanctions laws, regulations, trade embargoes or other restrictive measures enacted, administered, implemented and/or enforced by any of the following (a) the United Nations; (b) the European Union or any European Union member state; (c) the United States of America; (d) the United Kingdom; or (e) any other Governmental Authority of a jurisdiction in which the Company conducts business;

“Submissions” has the meaning given to it in paragraph 15.4 of this Schedule 4;

“Tax Return” shall mean any return, declaration, report, claim for refund or information return relating to Taxes, including any schedule or attachment thereto, filed or required to be filed with any Taxing Authority; and

“Trade Laws” means all applicable export, import, customs, anti-boycott and similar trade Laws administered, enacted or enforced by any Governmental Authority, including but not limited to: (a) the U.S. Export Administration Regulations, and the U.S. International Traffic in Arms Regulations; (b) the anti-boycott laws administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, import, customs, anti-boycott or other trade Laws in any relevant jurisdiction to the extent they are applicable to the Company.

1.2	Capitalised terms used in this Schedule 4 but not defined herein shall have the meaning given in Clause 1.1 of the Agreement.

2.	CORPORATE EXISTENCE AND POWER

2.1	The Company is a public limited company duly incorporated and validly existing under the laws of England and Wales.

2.2

The Company has all requisite corporate power and authority and all Permits required to own, lease or operate all of its properties and assets and to carry on its business as conducted at the date of this Agreement, except where the failure to have such power and authority or Permits would not reasonably be expected to, individually or in the aggregate have a Company Material Adverse Effect.

2.3

The Company is duly qualified to do business and, where applicable, is in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.4	Prior to the date of this Agreement, the Company has made available to the Purchaser a true and complete copy of the Company Articles which are in full force and effect.

3.	CORPORATE AUTHORISATION

3.1

The execution and performance by the Company of this Agreement, the consummation by the Company of the Transaction and the performance by the Company of its obligations under the Scheme are within the corporate powers and authority of the Company and, except for the Company Shareholder Approvals and receipt of the Court Sanction Order, have been duly authorised by all necessary corporate action on the part of the Company.

3.2	The Company Shareholder Approvals are the only votes of the Company Shareholders necessary in connection with this Agreement, the Scheme and the consummation by the Company of the Transaction.

3.3

This Agreement has been duly executed by the Company and (assuming due authorisation and execution by the Purchaser and the Parent) constitutes a valid, legal and binding agreement of the Company enforceable against the Company in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganisation, moratorium and similar laws affecting creditors’ rights and remedies generally, and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity (collectively, the “Bankruptcy and Equity Exceptions”)).

3.4	At a meeting duly called and held prior to the date of this Agreement, the Company Board unanimously resolved:

(a)	that this Agreement, the Scheme and the Transaction are in the best interests of the Company for the benefit of the Company Shareholders as a whole;

(b)	that this Agreement, the Scheme and the Transaction be and are approved; and

(c)	to make the Company Board Recommendation.

4.	INSOLVENCY

4.1

No receiver or administrative receiver or manager or trustee or similar person has been appointed over the whole or any part of the assets or undertaking of the Company or any Subsidiary. No administrator has been appointed in respect of the Company or any Subsidiary, nor has any administration order been made in respect of the Company or any Subsidiary and no petition or application for such an order or any notice of appointment of, or of any intention to appoint, an administrator has been threatened, presented, made, served or filed.

4.2

No voluntary arrangement, compromise, composition, scheme of arrangement, standstill agreement, deferral, rescheduling or other readjustment or reorganisation or other arrangement between the Company or any Subsidiary and their respective creditors (or any class of them) has been proposed or approved by the Company or any Subsidiary other than in the ordinary course of trading.

4.3

No petition has been threatened or presented against the Company or any Subsidiary by any third party and no order has been made, no resolution has been passed and no meeting has been convened for the purpose of winding up the Company or any Subsidiary or for the appointment of a provisional liquidator or special manager to the Company or any Subsidiary.

4.4	No step has been taken with a view to the dissolution or striking-off the register of the Company or any Subsidiary.

4.5	No event or circumstance has occurred or exists in respect of the Company or any Subsidiary analogous to those described in paragraphs 4.1 to 4.3 above.

4.6	Neither the Company nor any Subsidiary has stopped paying their debts as and when they fall due.

5.	GOVERNMENTAL AUTHORISATION

5.1

The execution and performance by the Company of this Agreement and the consummation by the Company of the Transaction require no action by or in respect of, Consents of, or Filings with, any Governmental Authority or any stock market or stock exchange on which shares of the Company are listed for trading other than:

(a)	the Clearances;

(b)	compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable US state or federal securities laws or pursuant to the rules of Nasdaq;

(c)	compliance with any applicable requirements of the Companies Act;

(d)	receipt of the Convening Order and the Court Sanction Order; and

(e)	any other actions, Consents or Filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

6.	NON-CONTRAVENTION

6.1

Assuming compliance with the matters referred to in paragraph 5 of this Schedule 4 and receipt of the Company Shareholder Approvals, the execution and performance by the Company of this Agreement and the consummation of the Transaction do not and will not:

(a)	contravene, conflict with, or result in any violation or breach of any provision of the Company Articles or its Subsidiaries’ equivalent constitutional or organisational documents;

(b)	contravene, conflict with or result in any violation or breach of any provision of any Applicable Law;

(c)

(i) require any payment or Consent by any Person under, (ii) constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default under, (iii) cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, (iv) give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital shares under, or (v) require the payment of a penalty or change in control payment under, in each case any provision of any Material Contract or any Permit binding on the Company or any of its Subsidiaries or affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries; or

(d)	result in the creation or imposition of any Encumbrance (other than Permitted Encumbrance) on any asset of the Company or any of its Subsidiaries,

except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

7.	CAPITALISATION

7.1	As of the close of business on 24 August 2023 (the “Capitalisation Date”), there were:

(a)

229,723,147 Company Ordinary Shares in issue (of which (i) none were held in treasury and (ii) 215,189,330 Company Ordinary Shares were Deposited Shares and represented, in aggregate, by 215,189,330 Company ADSs); and

(b)	outstanding awards under the Company Equity Plans covering an aggregate of 8,438,485 Company Ordinary Shares (or an equivalent number of Company ADSs), assuming performance at target level.

7.2	Except as set out in paragraph 7.1, as of the date of this Agreement, there are no issued or outstanding Company Ordinary Shares or other Equity Securities of Company, other than:

(a)

Company ADSs issued after the Capitalisation Date under the Deposit Agreement in exchange for the deposit with the Depositary Shareholder of Company Ordinary Shares outstanding as of the Capitalisation Date as set out in paragraph 7.1;

(b)

Company Ordinary Shares included in the amount specified in paragraph 7.1(a) and delivered after the Capitalisation Date upon the surrender and cancellation of Company ADSs pursuant to the Deposit Agreement; or

(c)

Company Ordinary Shares or Company ADSs issued after the Capitalisation Date pursuant to the exercise of Company Share Options or settlement of awards under the Company Equity Plans outstanding as of the Capitalisation Date as set out in the preceding sentence.

7.3	As at the date of this Agreement, each Company ADS represents a beneficial ownership interest in one Company Ordinary Share, subject to the terms and conditions of the Deposit Agreement.

7.4	The Company has made available to the Purchaser a true and complete copy of the Deposit Agreement.

7.5

All outstanding Company Ordinary Shares and Company ADSs as of the date of this Agreement have been duly authorised and validly issued, fully paid or credited as fully paid, free from any Encumbrances (other than Encumbrances arising under applicable securities laws) and have not been issued in violation of any pre-emptive rights, rights of first refusal, subscription rights or similar rights of any Person.

7.6

There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company have the right to vote.

7.7	There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Ordinary Shares or other Equity Securities of the Company.

7.8

Neither the Company nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Company Ordinary Shares or other Equity Securities of the Company other than the Deposit Agreement or pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of its Subsidiaries.

7.9

Paragraph 7.9 of Schedule 1 of the Company Disclosure Letter sets out a true, correct and complete list of the authorised and outstanding awards under the Company Equity Plans as of 24 August 2023, including the holder thereof, number and type of interest subject thereto, specific Company Equity Plan governing the award, the grant date, the vesting schedule, the expiration date and exercise prices thereof. All of the applicable Company Ordinary Shares to be issued upon the exercise of Company Share Options or settlement of awards under the Company Equity Plans will be, when issued in accordance with the terms thereof, duly authorised and validly issued, free from any Encumbrances (other than Encumbrances arising under applicable securities laws) and, in jurisdictions and with respect to entities where such concepts are relevant, fully paid and non-assessable.

8.	SUBSIDIARIES

8.1

Each Subsidiary of the Company is a company or other entity duly incorporated, formed or organised, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organisation, as applicable) under the laws of its jurisdiction of incorporation, formation or organisation and has all corporate or other constitutional powers and authority, as applicable, and all Permits required to own, lease and operate its properties and assets and to carry on its business as now conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

8.2

Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

8.3

All of the issued and outstanding share capital or other Equity Securities of each Subsidiary of the Company have been validly issued and are fully paid or credited as fully paid (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organisation, as applicable) and are owned by the Company, directly or indirectly, free and clear of any Encumbrance (other than Encumbrances arising under securities laws or under the constitutional documents of such Subsidiary) and have not been issued in violation of any pre-emptive rights, rights of first refusal, subscription rights or similar rights of any Person, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

8.4	There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of the Company.

8.5

The Data Room contains a true, correct and complete list of each of the Subsidiaries and other Persons in which the Company has made an investment and the jurisdiction of incorporation or organisation of each such Subsidiary and Person.

9.	SEC FILINGS

9.1	The Company has timely filed with or furnished to the SEC all Company SEC Documents.

9.2	No Subsidiary of the Company is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

9.3

As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Company SEC Documents filed or furnished prior to the date of this Agreement complied, and each Company SEC Document filed or furnished subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

9.4

The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, and the applicable listing and corporate governance rules and regulations of Nasdaq.

9.5

As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Company SEC Document filed or furnished prior to the date of this Agreement did not, and each Company SEC Document filed or furnished subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

9.6

The Company maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) that provide reasonable assurance that (i) all information required to be disclosed in the Company’s reports filed under the 1934 Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the Principal Executive Officer of the Company and the Principal Financial Officer of the Company to make the certifications required under the 1934 Act with respect to such reports, (ii) access to assets of the Company is permitted only in accordance with management’s authorisation and (iii) proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis.

9.7

The Company maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“Internal Controls”) that provides reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with IFRS.

9.8

The Company’s Principal Executive Officer and Principal Financial Officer have disclosed, based on their most recent evaluation of such Internal Controls prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board:

(a)

all significant deficiencies and material weaknesses in the design or operation of Internal Controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarise and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in Internal Controls.

The Company has made available to the Purchaser a true and complete summary (in all material respects) or copies of any disclosure of this type described in the preceding sentence made by management to the Company’s auditors or audit committee from 1 January 2021 to the date of this Agreement.

9.9

From 1 January 2021 to the date of this Agreement, each of the Principal Executive Officer and Principal Financial Officer of the Company (or each former Principal Executive Officer and Principal Financial Officer of the Company, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq.

10.	FINANCIAL STATEMENTS AND FINANCIAL MATTERS

10.1

The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (or, if any such Company SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Company SEC Document):

(a)	were prepared in conformity with IFRS applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto);

(b)

fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements); and

(c)	were derived from and consistent with the Company’s books and records, which have been recorded and maintained with sound accounting practice and in accordance with IFRS.

10.2

Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

11.	ABSENCE OF CERTAIN CHANGES

11.1

Since the Balance Sheet Date through to the date of this Agreement, except for the negotiation of this Agreement and the Transaction, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business.

11.2	Since the Balance Sheet Date, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

12.	NO UNDISCLOSED MATERIAL LIABILITIES

12.1	There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(a)	liabilities or obligations Disclosed, reflected or reserved against in the Company Balance Sheet;

(b)	liabilities or obligations incurred in the ordinary course of business since the Balance Sheet Date;

(c)	liabilities expressly required or expressly contemplated by this Agreement;

(d)	liabilities which have been discharged or paid in full prior to the date of this Agreement; or

(e)	other liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

12.2

The Data Room contains true, correct and complete details of all Indebtedness and any other loans, ancillary banking facilities or other financial facilities that are currently outstanding or available to the Company and its Subsidiaries.

13.	LITIGATION

13.1

There are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries by or before (or, in the case of threatened Proceedings, that would be by or before) any Governmental Authority or other Person that have had, would reasonably be expected to have, individually or in the aggregate, a value exceeding £10 million; provided that to the extent any such Proceedings relate to the execution, performance or consummation of this Agreement or the Transaction, such representations and warranties are made only as of the date of this Agreement.

13.2

There are no judgments, orders, writs, injunctions or decrees outstanding against the Company or any of its Subsidiaries, or any of their respective properties or assets, that would, individually or in the aggregate:

(a)	be, or reasonably be expected to be, material to the Company and its Subsidiaries, taken together as a whole; or

(b)	reasonably be expected to materially impede the ability of the Company to consummate the Transaction in accordance with the terms of this Agreement and Applicable Law.

14.	COMPLIANCE WITH LAWS

The Company and each of its Subsidiaries are, and since 1 January 2021 have been, in compliance with, and are not, and since 1 January 2021 have not been, in default under or in violation of, all Applicable Laws (except for applicable Bribery Legislation), except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

15.	REGULATORY MATTERS

15.1	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)	each of the Company and its Subsidiaries holds:

(i)

all authorisations of the US Food and Drug Administration (“FDA”) required to be held under the US Food, Drug, and Cosmetic Act of 1938 (the “FDCA”), the US Public Health Service Act (the “PHSA”), and the regulations of the FDA promulgated thereunder necessary for the lawful operations of the businesses of the Company or any of its Subsidiaries as currently conducted; and

(ii)

all other authorisations of any applicable Governmental Authority that are concerned with the development, quality, identity, strength, purity, safety, efficacy, manufacturing, packaging, labelling, storage, transport, marketing, distribution, sale, pricing, import or export of any of the Company Products (any such Governmental Authority, together with the FDA, a “Company Regulatory Agency”) necessary for the lawful operation of the businesses of the Company or any of its Subsidiaries as currently conducted (the “Company Regulatory Permits”);

(b)	all such Company Regulatory Permits are valid and in full force and effect (subject to the Bankruptcy and Equity Exceptions to the extent applicable thereto); and

(c)	the Company and its Subsidiaries are in compliance with the terms of all Company Regulatory Permits.

15.2

As of the date of this Agreement, neither the Company nor any of its Subsidiaries are party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Company Regulatory Agency.

15.3

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, during the period beginning on 1 January 2021 and ending on the date of this Agreement, neither Company nor any of its Subsidiaries has received any written notice from the FDA or any other Company Regulatory Agency that would reasonably be expected to lead to the denial, limitation, revocation, or rescission of any of the Company Regulatory Permits or of any application for marketing approval currently pending before the FDA or such other Company Regulatory Agency.

15.4

Since 1 January 2021 through the date of this Agreement, all reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Company Regulatory Agency by the Company and its Subsidiaries (“Submissions”) have been so filed, maintained or furnished, except where failure to file, maintain or furnish such Submissions have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such Submissions were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

15.5

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) as to each Company Product subject to the FDCA and the regulations of the FDA promulgated thereunder or any similar Applicable Law in any foreign jurisdiction in which material quantities of any of the Company Products are sold that has been developed, manufactured, tested, distributed or marketed by or on behalf of Company or any of its Subsidiaries, each such Company Product is being or has been developed, manufactured, stored, distributed and marketed in compliance with all Applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, record keeping, reporting, and security, and (b) since 1 January 2021, neither Company or any of its Subsidiaries has received any written notice from the FDA or any other Company Regulatory Agency alleging any non-compliance with the FDCA, PHSA or any comparable Applicable Laws.

15.6

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since 1 January 2021 neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has been (a) debarred, convicted of, indicted for, or charged with any crime or engaged in any conduct for which debarment or exclusion is mandated or permitted by 21 U.S.C. § 335a, 42 U.S.C. § 1320a-7, or relevant regulations in 42 C.F.R. Part 1001; or (b) is the subject of a proceeding that is likely to result in such debarment, exclusion, or suspension.

16.	MATERIAL CONTRACTS

16.1

Paragraphs 16.1(a) to (k) of Schedule 1 of the Company Disclosure Letter sets out a list as of the date of this Agreement (except that the Company Disclosure Letter need not list any Company Employee Plan, Labour Agreement or any Contract filed with the Company SEC Documents) of each of the following Contracts to which the Company or any of its Subsidiaries is a party (each such Contract, a “Material Contract”):

(a)

any customer Contract (including Distribution Contracts but excluding Off-the-Shelf Contracts) which represents a value in terms of revenue to the Company or any of its Subsidiaries in excess of £5 million in the financial year ending 31 December 2022;

(b)

any supply Contract (other than Off-the-Shelf Contracts) which (i) represents a value in terms of cost to the Company or any of its Subsidiaries in excess of £5 million in the financial year ending 31 December 2022, or (ii) is with any sole source or single source supplier to the Company and its Subsidiaries of products or services required for the conduct of their businesses;

(c)	each Contract relating to the acquisition or disposal of assets comprising a business or division or Equity Securities from or to any Third Party that contains:

(i)

ongoing obligations (including “earn-out”, contingent value rights or other contingent payment or value obligations) that would involve or would reasonably be expected to require the receipt or making of payments in excess of £1 million; or

(ii)	any provision pursuant to which any Equity Securities of the Company or any of its Subsidiaries (including any Company ADS, but excluding any Company Employee Plans) may be issued;

(d)

any Contract which establishes and governs a material joint venture in which the Company or any of its Subsidiaries have made a net equity investment, or committed to make a net equity investment, of £10 million or greater;

(e)

any Contract that obligates the Company to commit to sharing its profits with the counterparty, such as material partnership, collaboration or co-promotion agreements, and, in each, case represents a value in terms of revenue to or an investment commitment by the Company or any of its Subsidiaries of £10 million or greater;

(f)

with the exception of any Contracts made in the ordinary course of business consistent with customary practice in the industry of the Company and its Subsidiaries or where any of the following provisions has not adversely affected, and would not reasonably be expected to adversely affect, in any material respect, the conduct of business by the Company and its Subsidiaries taken as a whole, any Contract that (i) contains exclusivity, noncompetition or “most favoured nation” obligations or restrictions in favour of the counterparty or (ii) grants to any Person any right of first refusal, right of first offer, option to purchase any material assets of the Company or any of its Subsidiaries;

(g)

any Contract relating to Indebtedness of the Company or any of its Subsidiaries in an amount in excess of £10 million (whether incurred, assumed, guaranteed or secured by any asset of the Company or any of its Subsidiaries) other than any Contract exclusively between or among the Company and any of its wholly owned Subsidiaries;

(h)

any Contract restricting the payment of dividends or the making of distributions in respect of any Equity Securities of the Company or any of its Subsidiaries or the repurchase or redemption of, any Equity Securities of the Company or any of its Subsidiaries (other than Contracts relating to Indebtedness described in sub-paragraph (d));

(i)	any Contract pursuant to which the Company or any of its Subsidiaries receives a licence to Material Licensed IP;

(j)

any Contract pursuant to which the Company or any of its Subsidiaries grants a Third Party a licence under Material Company IP (other than non-exclusive licences granted in the ordinary course of business) and that represents revenue to the Company or the Subsidiary in excess of £5 million in the financial year ending 31 December 2022; and

(k)

any engagement letter or other agreement entered into by the Company or any of its Subsidiaries with any financial advisers under which they would be entitled to any payment in connection with the Transaction.

16.2	Each Material Contract as of the date of this Agreement, and subject to the Bankruptcy and Equity Exceptions:

(a)	is valid and binding on the Company or the relevant Subsidiary of the Company that is a party to the contract and, to the Knowledge of the Company, the relevant counterparties to such contract; and

(b)

is in full force and enforceable in accordance with its respective terms against the Company or the relevant Subsidiary of the Company that is a party to the contract and, to the Knowledge of the Company, the relevant counterparties to such contract, in each case, except for Material Contracts that are expired or terminated after the date of this Agreement in accordance with its respective terms, other than as a result of a breach by the Company or any of its Subsidiaries of its respective terms, and except where the failure to be valid and binding and in full force and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

16.3	Neither the Company nor any of its Subsidiaries has received from, or served on, a Material Contract Counterparty written notice:

(a)	invoking a valid right to terminate or dispute the validity or enforceability of the relevant Material Contract pursuant to its terms;

(b)	seeking a valid right to a remedy in respect of a material breach of the Material Contract by the Company or its Subsidiaries pursuant to its terms; or

(c)

invoking a valid right to materially reduce the purchase or supply (as applicable) of goods and/or services under the Material Contract or unilaterally amend the Material Contract in a manner that is adverse to the Company and its Subsidiaries, in each case, except for any notices or matters that would not have had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

16.4	Copies of each Material Contract which is documented in writing are included in the Data Room.

16.5

Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of the other parties thereto is in breach of or default under any Material Contract where such breach or default has had, or is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

17.	TAXES

17.1	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)

all Tax Returns required by Applicable Law to be filed with any Taxing Authority by the Company or any of its Subsidiaries have so been filed, and all such Tax Returns were when made, and (to the Knowledge of the Company) remain correct and complete in all material respects;

(b)	each of the Company and its Subsidiaries has paid to the appropriate Taxing Authority all Tax that it has become liable to pay;

(c)

each of the Company and its Subsidiaries has withheld and deducted all Tax required by Applicable Law to be so withheld or deducted with respect to any amounts paid or owing to any employee, independent contractor, creditor or shareholders of the Company, and has paid such Tax to the proper Taxing Authority to the extent due to be paid prior to the date of this Agreement;

(d)

no adjustment with respect to any Tax Return, claim for any additional Tax, or deficiency for Taxes has been received in writing by the Company or any of its Subsidiaries, except for any such adjustment, claim, or deficiency that has been fully satisfied by payment, settled or withdrawn. There are no pending or threatened in writing audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries;

(e)

neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Effective Date as a result of:

(i)	any change in method of accounting occurring prior to the Effective Time;

(ii)	any instalment sale or open transaction made prior to the Effective Time;

(iii)	any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-US Tax law) entered into prior to the Effective Time; or

(iv)	any prepaid amount received (or deferred revenue recognised) or paid prior to the Effective Time outside the ordinary course of business.

(f)

since 1 January 2021, no jurisdiction in which the Company or any of its Subsidiaries does not file an income Tax Return has asserted in writing a claim that the Company or such Subsidiary is subject to income Taxes or required to file income Tax Returns in such jurisdiction, which claim has not since been fully resolved (and any relevant liability to Tax fully discharged);

(g)

all documents to which the Company or any of its Subsidiaries is a party and under which the Company or any of its Subsidiaries has any rights or that form part of the Company’s or any of its Subsidiaries’ title to any asset and which are reasonably required to be stamped have been duly stamped and any applicable stamp or any other transfer, registration or documentary Tax in respect of such documents has been paid and no stamp or other transfer, registration or documentary Tax which is reasonably required to be paid in respect of such documents remains to be paid in respect of any such documents that are outside the United Kingdom and have yet to be brought into the United Kingdom;

(h)

any applicable stamp duty, stamp duty reserve tax or other transfer, registration or documentary Tax for which the Company or any of its Subsidiaries may reasonably be liable (whether under contract or otherwise) has been paid, in each case in relation to the transfer of Company Ordinary Shares to, or agreement to transfer Company Ordinary Shares to, the Depositary or a Depositary Shareholder;

(i)	neither the Company nor any of its Subsidiaries:

(i)

is party to or bound by, or has any obligation under, any Tax sharing or indemnification agreement (other than (A) an agreement solely between or among the Company and/or one or more of its Subsidiaries or (B) Tax indemnification provisions in ordinary course commercial agreements that are not primarily related to Taxes);

(ii)	has entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non US law) with respect to Taxes; or

(iii)	has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502 6 (or any similar provision of state, local or non US law);

(j)	there are no Encumbrances for Taxes upon any property or asset of the Company or any of its Subsidiaries other than Permitted Encumbrances.

17.2

Since 1 January 2021, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify under Section 355 of the Code.

17.3

Neither the Company nor any of its Subsidiaries is or has been a member of any group or consolidation for Tax purposes other than one of which the Company or any of its Subsidiaries was the common parent.

17.4

Neither the Company nor any of its Subsidiaries has participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other similar provision of state, local or non-US law.

17.5	The Company and its Subsidiaries are Tax resident only in their jurisdiction of incorporation for all Tax purposes.

17.6

Neither the Company nor any of its Subsidiaries organised outside of the United States are or have ever been treated as a “United States person” for U.S. federal income tax purposes within the meaning of Section 7701(a)(30) of the Code or a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

17.7

Neither the Company nor any of its Subsidiaries is expected to be (in the absence of any special election or other steps in connection with the Transaction) or believed to have been treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code.

17.8	All material documentation required by relevant transfer pricing laws has been timely prepared or obtained and, if necessary, retained by the Company and its Subsidiaries.

17.9

Since 1 January 2021, neither the Company nor any of its Subsidiaries has (i) transferred any material intangible asset or granted any material license or right over any intangible asset or (ii) become liable to any material Taxes that relate to the transfer of a business or asset, in each case to a person Tax resident outside of the jurisdiction of incorporation of the Company or such Subsidiary, as applicable.

17.10

Any material election by the Company or any of its Subsidiaries under Section 1308 of the UK Corporation Tax Act 2009 that has been taken into account in a Tax Return of such entity was validly made and has not been withdrawn. Any claim by the Company or any of its Subsidiaries for any material relief or credit under Part 13 of the UK Corporation Tax Act 2009 was validly made and has not been withdrawn.

17.11

Notwithstanding anything in the Agreement to the contrary, paragraphs 17 and 18 of this Schedule 4 (to the extent related to Tax matters) contain the sole and exclusive representations and warranties of the Company regarding Tax matters. Nothing in this Agreement shall be construed as providing a representation or warranty with respect to any tax period (or portion thereof) beginning after the Effective Date or the existence, amount, expiration date or limitations on (or availability of) any Tax attribute.

18.	EMPLOYEES AND EMPLOYEE BENEFIT PLANS

18.1

Paragraph 18.1 of Schedule 1 of the Company Disclosure Letter sets out a true and complete list as of the date of this Agreement of each material Company Employee Plan, other than employment agreements, consulting agreements or offer letters that:

(a)	do not materially deviate from the applicable sample employment or consulting agreements or offer letters which have been made available to the Purchaser; or

(b)	relate to an employee or independent contractor of the Company or any of its Subsidiaries whose base salary or annual consulting fee does not exceed £200,000; or

(c)	do not provide any severance, termination pay or notice period in excess of 180 days or such longer period as may be required by Applicable Laws.

18.2	For each material Company Employee Plan, the Company has made available to the Purchaser, to the extent the following documents exist:

(a)	a copy of such plan (or a description, if such plan is not written) and all amendments thereto;

(b)	the most recent annual report and accompanying schedules;

(c)	the most recent summary plan description and any summaries of material modifications relating to such plan;

(d)	the most recent determination or opinion letter received from the U.S. Internal Revenue Service (“IRS”) regarding the tax-qualified status of such plan;

(e)	the most recent written results of all required compliance testing; and

(f)	copies of any material correspondence with the IRS, U.S. Department of Labor or other Governmental Authority, each as applicable.

18.3

During the prior six years, neither the Company nor any of its ERISA Affiliates has sponsored, maintained, or contributed to (or had any obligation to contribute to), any plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA.

18.4

Neither the Company nor any of its Subsidiaries have during the prior six years been the employer, participated in or been an “associate” of or “connected” with an “employer” (within the meaning of the UK Pensions Act 2004) of an “occupational pension scheme” which is not a “money purchase scheme” (as such terms are defined in the UK Pension Schemes Act 1993).

18.5

Except as would not be material, each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favourable determination letter or may rely on a favourable opinion letter from the Internal Revenue Service or has applied to the US Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired and, to the Knowledge of the Company, no circumstances exist that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan.

18.6

Each Company Employee Plan has been maintained in all material respects in compliance with its terms and all Applicable Law, including ERISA, the Code, and any applicable provisions of the UK Pensions Act 2008.

18.7

No Company Employee became an employee of the Company or any of its Subsidiaries pursuant to a relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 or 1981 who prior to such transfer participated in a defined benefit pension that provided or offered early retirement benefits.

18.8

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Proceeding (other than routine claims for benefits) is pending against or involves or, to the Company’s Knowledge, is threatened against or reasonably expected to involve, any Company Employee Plan before any Governmental Authority, including the US Internal Revenue Service, the US Department of Labour, the PBGC, the UK Pensions Ombudsman or the UK Pensions Regulator.

18.9

Except as provided under this Agreement or pursuant to Applicable Law, with respect to each director, officer, employee or independent contractor of the Company or any of its Subsidiaries, the consummation of the Transaction will not, either alone or together with any other event:

(a)	entitle any such individual to any payment or benefit, including any bonus, retention, severance or retirement benefit;

(b)

accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Company Employee Plan or Company Equity Plan; or

(c)

result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) under any Company Employee Plan, Company Equity Plan or individual contract or agreement, and excluding any contract, agreement, or plan that is entered into by the Purchaser, the surviving corporation or any of their Affiliates.

18.10

Neither the Company nor any of its Subsidiaries is a party to or subject to any collective bargaining agreement or any other similar written agreement with any labour organisation, labour or trade union, works council, staff association or other employee representative (a “Labour Agreement”).

18.11

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, there is no labour strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s Knowledge, threatened in writing against or affecting the Company or any of its Subsidiaries.

19.	INTELLECTUAL PROPERTY

19.1	Paragraphs 19.1(a), (b) and (c) of Schedule 1 of the Company Disclosure Letter contains a list, as of the date of this Agreement, of:

(a)	the Company Registered IP;

(b)	the Material Unregistered IP; and

(c)	the Material Licensed IP,

and such list is complete and accurate in all material respects.

19.2	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)	each item of Material Company IP is wholly owned, legally and beneficially, by the Company or one of its Subsidiaries, free of all Encumbrance (other than Permitted Encumbrance);

(b)

none of the Company Registered IP has lapsed, expired, or been abandoned (including as a result of failure to pay the necessary renewal or maintenance fees) prior to the end of the applicable term of such Company Registered IP, except where the Company has made a reasonable business decision to not maintain such Company Registered IP;

(c)	none of the Company Registered IP that has issued or been granted has, since 1 January 2021, been judged invalid or unenforceable;

(d)

the Company and its Subsidiaries have taken reasonable steps to enforce the Material Company IP, except where the Company or its Subsidiaries have made a reasonable business decision not to enforce the Material Company IP or any of it;

(e)

the Company and its Subsidiaries have taken reasonable steps to preserve the confidentiality of all trade secrets and other confidential information included in the Material Company IP, including by requiring all Persons having access to Material Company IP protected by confidentiality, to the extent they are not already under a duty of confidentiality by operation of law, regulation or under contract, to execute customary written non-disclosure agreements, and to the Company’s Knowledge there has been no unauthorised disclosure of any such confidential or proprietary information to any Third Party that has had and would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(f)

there is no Third Party opposition, cancellation or revocation Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries challenging the ownership, validity, scope or enforceability of any Company Registered IP (other than ordinary course Proceedings related to the application for, or renewal of, any item of Company Registered IP).

19.3	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)	neither the Company nor any Subsidiary of the Company has received a threat in writing challenging the validity or enforceability of Material Company IP;

(b)

to the Knowledge of the Company, the Company and its Subsidiaries have the right to use all Material Company IP and Material Licensed IP, free and clear of all Encumbrances (other than Permitted Encumbrances);

(c)

neither the Company nor any Subsidiary of the Company has received a threat alleging that the Company or its Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property of a Third Party;

(d)

neither the Company nor any Subsidiary of the Company has instituted, or threatened in writing to institute, any Order or Proceeding against any Third Party alleging that such Third Party is infringing, misappropriating, or otherwise violating any Material Company IP;

(e)	to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is infringing, misappropriating, or otherwise violating the Intellectual Property of a Third Party; and

(f)	to the Knowledge of the Company, the Material Company IP is not being infringed or otherwise violated by any Third Party.

19.4

The Effective Time of the Transaction shall not cause any Material Contract relating to the Material Company IP or Material Licensed IP (as listed or required to be listed pursuant to paragraph 16.1), to be terminated by the Material Contract counterparty in accordance with its terms, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

19.5

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have obtained from all employees, officers, consultants, contractors and others who have created or developed Material Company IP for or on behalf of the Company or any of its Subsidiaries, valid assignments (or, in the case of consultants and contractors, assignment or licence) of such Third Party rights in such material Intellectual Property Rights to the Company or one of its Subsidiaries, to the extent possible under Applicable Law, or the Company and its Subsidiaries otherwise holds such material Intellectual Property Rights by operation of law.

20.	DATA PROTECTION AND INFORMATION TECHNOLOGY

20.1

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are and have at all times since 1 January 2021 been in all material respects in compliance with all applicable Data Protection Laws.

20.2	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since 1 January 2021:

(a)

neither the Company nor any of its Subsidiaries has received any written notice nor, to the Knowledge of the Company, been subject to any investigations alleging any violation by the Company or any of its Subsidiaries of any Data Protection Laws;

(b)

neither the Company nor any of its Subsidiaries has received any complaint or other correspondence by any Person with respect to the processing of personal data by the Company or any of its Subsidiaries or exercising their rights under Data Protection Laws; and

(c)	to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has experienced any material or reportable personal data breach.

20.3	The Company and its Subsidiaries have taken commercially reasonable steps to maintain and protect the integrity and operation of their material information technology systems.

20.4	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since 1 January 2021, to the Knowledge of the Company:

(a)	there have been no security breaches of, or unauthorised access to, the information technology systems of the Company nor any of its Subsidiaries; and

(b)	there have been no disruptions in any such information technology systems that adversely affected the operations of the business of the Company or any of its Subsidiaries.

21.	PROPERTIES

21.1

Paragraph 21.1 of Schedule 1 of the Company Disclosure Letter contains a complete and accurate list, as of the date of this Agreement, of any real property which the Company or any Subsidiary of the Company leases, subleases, licenses, uses or occupies and any leases, subleases, licenses or other agreements pursuant to which the Company or any Subsidiary of the Company uses or occupies any real property (any such properties, the “Real Properties”, and any such leases, subleases, licenses or other agreements, the “Leases”).

21.2	Neither the Company nor any Subsidiary of the Company owns any real property.

21.3	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)

each Lease under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of the Company or a Subsidiary of the Company (as the case may be) and, to the Knowledge of the Company, is in each case held free and clear of any Encumbrances, other than Permitted Encumbrances, and is in full force and effect and enforceable in accordance with its terms against the Company or its Subsidiaries (as the case may be) and, to the Knowledge of the Company, each of the other parties thereto (except for such Leases that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by the Company or any of its Subsidiaries of any of the provisions thereof);

(b)

neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of the other parties thereto has violated or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a material default under any provision of any Lease;

(c)

as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice that it has materially violated or materially defaulted under any Lease or under any covenant, restriction, stipulation or other Encumbrance affecting the Real Property;

(d)

neither the Company nor any of its Subsidiaries has leased or otherwise granted any Person any interest in the Lease of any Real Properties or the right to use or occupy the whole of any Real Properties or any material portion thereof;

(e)	neither the Company nor any of its Subsidiaries has any material continuing liabilities (whether actual or contingent) in relation to formerly owned or leased land and buildings; and

(f)

neither the Company nor any of its Subsidiaries has received any notice from any Governmental Authority of any proceeding in respect of condemnation, compulsory purchase or equivalent proceedings pending or threatened against any Real Properties.

22.	ENVIRONMENTAL MATTERS

22.1	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)	the Company and its Subsidiaries are, and since 1 January 2021 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all applicable Environmental Permits;

(b)

none of the Company or any of its Subsidiaries has released any Hazardous Substance at any real properties owned by the Company or any of its Subsidiaries or subject to any Lease in circumstances that give rise to a breach of Environmental Law that is outstanding at the date of this Agreement; and

(c)

since 1 January 2021, no written notice, notification, demand, request for information, citation, summons or order has been received, no written complaint has been filed, no penalty has been assessed, and no Proceeding is pending or, to the Knowledge of the Company, threatened by any Governmental Authority or other Person alleging that the Company or any of its Subsidiaries has any liability that relates to, or arises under, any Environmental Law or Environmental Permit that is outstanding at the date of this Agreement.

23.	ANTI-CORRUPTION; SANCTIONS

23.1

None of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, or, to the Knowledge of the Company, any contractors or agents of the Company or any of its Subsidiaries, in each case acting on behalf of the Company or any of its Subsidiaries, has, for the past five years, in connection with the business of the Company or any of its Subsidiaries, violated applicable Bribery Legislation.

23.2

None of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, or, to the Knowledge of the Company, any agents acting on behalf of the Company or any of its Subsidiaries, is, or for the past five years has been, subject to any actual or pending or, to the Knowledge of the Company, threatened civil, criminal, or administrative Proceedings, notices of violation, demand letters, settlements, or enforcement actions by any Governmental Authority, or made any voluntary disclosures to any Governmental Authority, involving the Company or any of its Subsidiaries relating to applicable Bribery Legislation.

23.3

The Company and each of its Subsidiaries has instituted policies and procedures reasonably designed to promote compliance with applicable International Trade Laws (to the extent applicable to the Company’s businesses), and applicable Bribery Legislation and maintain such policies and procedures in force.

23.4

To the Knowledge of the Company, since 1 January 2018, the Company and all of its Subsidiaries and their respective directors, officers and all of their respective employees and contractors (acting in such capacities) have (i) been in compliance with all applicable Sanctions Laws in all material respects, (ii) been in compliance with all applicable Trade Laws in all material respects, and (ii) obtained all applicable licenses, consents, notices, waivers, approvals, orders, authorisations and declarations, and completed all necessary registrations and filings, required under applicable International Trade Laws.

23.5	None of the Company, any of its Subsidiaries or any of their respective directors or officers, or, to the Knowledge of the Company, any of their respective employees or contractors:

(a)	is a Sanctioned Person;

(b)

has, since 1 January 2018, engaged in direct or indirect dealings with any Person who at that time was a Sanctioned Person or in any Sanctioned Country on behalf of the Company or any of its Subsidiaries in violation of applicable International Trade Laws; or

(c)

has, since 1 January 2018, (i) made any voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission in violation of any applicable International Trade Laws, (ii) been the subject of any past, current, pending or threatened investigation, inquiry or enforcement proceeding by any Governmental Authority for a violation of International Trade Laws, or (iii) received any notice, request, penalty, or citation for any actual or potential non-compliance with International Trade Laws.

24.	ANTITAKEOVER STATUTES AND UK TAKEOVER CODE

24.1

There are no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state or other anti-takeover laws and regulations applicable to the Transaction.

24.2

On the basis of the composition of the Company Board as of the date of this Agreement, the Takeover Code does not apply to the Company or the Transaction and neither the Company nor the Transaction is subject to the jurisdiction of the Panel. To the Knowledge of the Company, there are no facts or circumstances that exist or are reasonably likely to exist that would cause, or would reasonably be expected to cause, the Company to become subject to the Takeover Code.

25.	OPINION OF FINANCIAL ADVISOR

Morgan Stanley and Lazard have each delivered their opinion to the Company Board to the effect that, as of the date of such opinion and based upon and subject to the various factors, limitations, qualifications and assumptions set out therein, the Per-Share Consideration to be delivered to the Scheme Shareholders pursuant to this Agreement is fair, from a financial point of view, to such holders. A written copy of each such opinion shall be delivered promptly to the Purchaser after the date of this Agreement for informational purposes only.

26.	FINDERS’ FEES

Except for Morgan Stanley and Lazard, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorised to act on behalf of the Company or any of its Subsidiaries who is entitled to any finders or similar fee or commission from the Company or any of its Affiliates in connection with execution of this Agreement or the Transaction.

27.	INSURANCE

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries maintain valid and enforceable insurance coverage in full force and effect with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries, and (b) all premiums due thereunder have been paid. Neither the Company nor any of its Subsidiaries has received written notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with renewals or replacements of any such insurance policies or Contracts in the ordinary course of business) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SCHEDULE 5

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER

1.	CORPORATE EXISTENCE AND POWER

1.1	The Purchaser is a private limited company duly incorporated and validly existing under the laws of England and Wales.

1.2	The Parent is a corporation, duly incorporated and validly existing under the laws of the State of Delaware.

1.3

The Purchaser and the Parent each have all requisite corporate power and authority and all Permits required to own, lease or operate all of its properties and assets and to carry on its business as now conducted, except where the failure to have such power and authority or Permits:

(a)	has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; or

(b)

would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of the Purchaser or the Parent to perform its obligations under this Agreement or to consummate the Transaction.

1.4

The Purchaser and the Parent are each duly qualified to do business and, where applicable, are in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

2.	CORPORATE AUTHORISATION

2.1

The execution and performance by the Purchaser and the Parent of this Agreement, the consummation by the Purchaser and the Parent of the Transaction and the performance by the Purchaser and the Parent of their respective obligations under the Scheme are within the corporate powers and authority of the Purchaser and the Parent, as applicable, and have been duly authorised by all necessary corporate action on the part of the Purchaser and the Parent.

2.2

This Agreement has been duly executed by the Purchaser and the Parent and (assuming due authorisation and execution by the Company) constitutes a valid, legal and binding agreement of the Purchaser and the Parent enforceable against the Purchaser and the Parent in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).

2.3

No vote of the Parent shareholders or the holders of any other Equity Securities of the Parent or any of the Parent’s Affiliates is necessary in connection with this Agreement, the Scheme or the consummation of the Transaction.

2.4

Neither the Parent nor any of its Affiliates has any direct or indirect legal or beneficial interest in any of the Company’s Equity Securities representing more than 3% of the Company’s issued share capital.

3.	INSOLVENCY

3.1

No receiver or administrative receiver or manager or trustee or similar person has been appointed over the whole or any part of the assets or undertaking of the Purchaser or the Parent. No administrator has been appointed in respect of the Purchaser or the Parent, nor has any administration order been made in respect of the Purchaser or the Parent and no petition or application for such an order or any notice of appointment of, or of any intention to appoint, an administrator has been threatened, presented, made, served or filed.

3.2

No voluntary arrangement, compromise, composition, scheme of arrangement, standstill agreement, deferral, rescheduling or other readjustment or reorganisation or other arrangement between the Purchaser or the Parent and their respective creditors (or any class of them) has been proposed or approved by the Purchaser or the Parent other than in the ordinary course of trading.

3.3

No petition has been threatened or presented against the Purchaser or the Parent by any third party and no order has been made, no resolution has been passed and no meeting has been convened for the purpose of winding up the Purchaser or the Parent or for the appointment of a provisional liquidator or special manager to the Purchaser or the Parent.

3.4	No step has been taken with a view to the dissolution or striking-off the register of the Purchaser or the Parent.

3.5	No event or circumstance has occurred or exists in respect of the Purchaser or the Parent analogous to those described in paragraphs 3.1 to 3.3 above.

3.6	Neither the Purchaser nor the Parent has stopped paying their debts as and when they fall due.

4.	GOVERNMENTAL AUTHORISATION

4.1

The execution and performance by the Purchaser and the Parent of this Agreement and the consummation by the Parent and the Purchaser of the transactions contemplated hereby and by the Scheme (including the Transaction) require no action by or in respect of, Consents of, or Filings with, any Governmental Authority or any stock market or stock exchange on which shares of the Purchaser or the Parent are listed for trading other than:

(a)	the Clearances;

(b)	compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable US state or federal securities laws or pursuant to the rules of Nasdaq;

(c)	compliance with the Companies Act;

(d)	receipt of the Court Sanction Order; and

(e)	any other actions, Consents or Filings the absence of which has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.	NON-CONTRAVENTION

5.1

Assuming compliance with the matters referred to in paragraph 4 of this Schedule 5 and receipt of the Court Sanction Order, the execution and performance by the Purchaser and the Parent of this Agreement and the consummation by the Parent and the Purchaser of the Transaction do not and will not:

(a)	contravene, conflict with, or result in any violation or breach of any provision of the constitutional documents of the Parent or the Purchaser;

(b)	contravene, conflict with or result in any violation or breach of any provision of any Applicable Law;

(c)

(i) require any payment or Consent by any Person under, (ii) constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default under, or (iii) cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Parent, the Purchaser or any of their respective Subsidiaries is entitled under, (iv) give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital shares under, or (v) require the payment of a penalty payment under, in each case, any provision of any Contract or Permit binding on the Parent, the Purchaser or any of their respective Subsidiaries or affecting, or relating in any way to, the assets or business of the Parent, the Purchaser and their respective Subsidiaries; or

(d)	result in the creation or imposition of any Encumbrance (other than Permitted Encumbrance) on any asset of the Parent or any of its Subsidiaries,

except, in the case of sub-paragraphs (b) through (d), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

6.	LITIGATION

6.1

There are no Proceedings pending or, to the Knowledge of the Parent, threatened against any member of the Purchaser Group by or before (or, in the case of threatened Proceedings, that would be by or before) any Governmental Authority that have had, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided that to the extent any such Proceedings relate to the execution performance or consummation of this Agreement or the Transaction, such representations and warranties are made only as of the date of this Agreement.

6.2

There are no judgments, orders, writs, injunctions or decrees outstanding against the Parent, the Purchaser or any of their respective Subsidiaries, or any of their respective properties or assets, that would, individually or in the aggregate:

(a)	be, or reasonably be expected to be, material to the Parent, the Purchaser and their respective Subsidiaries, taken together as a whole; or

(b)	reasonably be expected to materially impede the ability of the Parent and the Purchaser to consummate the Transaction in accordance with the terms of this Agreement and Applicable Law.

7.	FINDERS’ FEES

There is no investment banker, broker, finder or other intermediary that has been retained by or is authorised to act on behalf of the Parent or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from the Parent or any of its Affiliates in connection with the execution of this Agreement or the Transaction for which the Company would have any liability.

SCHEDULE 6

FORM OF SCHEME

IN THE HIGH COURT OF JUSTICE BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES COMPANIES COURT (ChD)	CR-[⚫]

IN THE MATTER OF ABCAM PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

ABCAM PLC

and

THE SCHEME SHAREHOLDERS

(as hereinafter defined)

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

“ABP”	means the Abcam plc Annual Bonus Plan adopted by the Company Board on 18 September 2012 as amended;

“AGP”	means the Abcam Growth Plan adopted by the board of directors of the Company on 10 September 2021, as amended;

“Business Day”	means a day, other than a Saturday, a Sunday or a public holiday, on which banks in the City of London and New York City are open for business generally;

“certificated” or “in certificated form”	means a share or security of the Company which is not in uncertificated form;

“Companies Act”	means the Companies Act 2006, as amended from time to time;

“Company”	means Abcam plc, a public limited company incorporated in England and Wales with registered number 03509322;

“Company ADSs”	means an American depositary share representing, as of the date hereof, a beneficial ownership interest in one Company Ordinary Share registered in the name of the Depositary Shareholder issued subject to and in accordance with the terms of the Deposit Agreement;

“Company Equity Plans”	means the AGP, the PGIP, the LTIP, the DSA, the SIP, the CSOP, the SOS 2005 and SOP 2015;

“Company Ordinary Shares”	means ordinary shares of £0.002 each in the capital of the Company including, for the avoidance of doubt, the Deposited Shares;

“Consideration Fund”	has the meaning given to it in Clause 3.2;

“Court”	means the High Court of Justice of England and Wales;

“Court Meeting”	means such meeting(s) (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme;

“Court Sanction Order”	means the order of the Court sanctioning the Scheme under Part 26 of the Companies Act;

“CREST”	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the Relevant System of which Euroclear is the Operator (as such term is defined in the Regulations);

“CSOP”	means the Abcam plc Company Share Option Plan adopted by the board of directors of the Company on 5 November 2009;

“Deposit Agreement”	means the deposit agreement dated as of 26 October 2020 between the Company, the Depositary and all holders and beneficial owners of the Company ADSs issued thereunder, as amended, modified or supplemented from time to time;

“Depositary”	means Citibank, N.A., or such other entity as may from time to time act as the “Depositary” (as such term is defined in the Deposit Agreement);

“Depositary Shareholder”	means the Depositary and/or such nominee or custodian as may be appointed by the Depositary, from time to time, in accordance with the terms of the Deposit Agreement;

“Deposited Scheme Shares”	means those Scheme Shares in respect of which the holder (as shown in the register of members of Company at the Scheme Record Time) is the Depositary Shareholder and which are held subject to and in accordance with the terms of the Deposit Agreement;

“Deposited Shares”	means those Company Ordinary Shares in respect of which the holder (as shown in the register of members of Company) is the Depositary Shareholder and which are held subject to and in accordance with the terms of the Deposit Agreement;

“DR Nominee”	means such company falling within Section 67(6) and Section 93(3) of the Finance Act 1986 as the Purchaser may in its sole discretion appoint;

“DSA”	means the deferred share awards granted under the ABP as amended;

“Effective Date”	means the date on which this Scheme becomes effective in accordance with Clause 8.1;

“Effective Time”	means the time on the Effective Date at which this Scheme becomes effective in accordance with Clause 8.1;

“Encumbrances”	means, with respect to any Scheme Share, any mortgage, lien, pledge, charge, security interest, hypothecation, right of pre-emption, right of first refusal, contract for sale or restriction of any nature or other encumbrance, whether voluntarily incurred or arising by operation of applicable law;

“Euroclear”	means Euroclear UK & Ireland Limited, a private limited company incorporated in England and Wales with registered number 02878738;

“Excluded Shares”	means:

(a) any Company Ordinary Shares which are registered in the name of or beneficially owned by the Purchaser or by any member of the Purchaser Group or by any of their respective nominees; and

(b) any Company Ordinary Shares held in treasury;

“holder”	means a registered holder and includes any person(s) entitled by transmission;

“Latest Practicable Date”	means close of business on [ ⚫ ] 2023, being the latest practicable date prior to the date of this Scheme;

“Long Stop Date”	means [ ⚫ ] or such later date as the Purchaser and the Company may agree in writing and the Court may allow;

“LTIP”	means the Abcam plc long-term incentive plan adopted by the board of directors of the Company on 3 November 2008, as amended;

“Parent”	Danaher Corporation, a Delaware corporation with its principal place of business at 2200 Pennsylvania Avenue, NW Suite 800W, Washington, D.C. 20037, United States of America;

“Paying Agent”	means [ ⚫ ];

“Per-Share Consideration”	has the meaning given to it in Clause 2.1;

“person”	means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organisation, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality);

“PGIP”	means the Abcam plc Profitable Growth Incentive Plan adopted by the board of directors of the Company on 1 July 2021, as amended;

“PGIP Bonus”	has the meaning given to it in Part 1, paragraph 3.3 of this Schedule 4;

“Purchaser”	Diadem Holdco Limited, a private limited company incorporated in England and Wales with registered number 15096793;

“Purchaser Group”	means the Purchaser, the Parent and any direct or indirect Subsidiary of the Parent from time to time;

“Registrar of Companies”	means the Registrar of Companies in England and Wales;

“Regulations”	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time;

“Relevant System”	means any computer-based system, and procedures, which enable title to units of a share or security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters in accordance with the Regulations;

“Residual Scheme Shares”	means the Scheme Shares, excluding the Deposited Scheme Shares;

“Scheme”	means this scheme of arrangement in its present form or with or subject to any modification, addition or condition: (i) as may be agreed between the Company and the Purchaser and which (if required) is approved by the Court; or (ii) which is otherwise imposed by the Court and mutually acceptable to the Company and the Purchaser, each acting reasonably and in good faith;

“Scheme Record Time”	means [6:00 p.m.] (London time) on the Business Day immediately prior to the Effective Date;

“Scheme Shareholder”	means a holder of one or more Scheme Shares;

“Scheme Shares”	means the Company Ordinary Shares:

(a) in issue at the date of this Scheme;

(b) (if any) issued after the date of this Scheme and prior to the Voting Record Time; and

(c)   (if any) issued at or after the Voting Record Time but at or before the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by this Scheme or shall by such time have agreed in writing to be bound by this Scheme, in each case excluding any Excluded Shares;

“SIP”	means the Abcam plc Share Incentive Plan, with HMRC reference A103032;

“SOP 2015”	means the Abcam 2015 Share Option Plan adopted by the Company in 2015;

“SOS 2005”	means the Abcam 2005 Share Option Scheme adopted by the Company in 2005;

“Subsidiary”	means, with respect to any person, another person of which such first person owns or controls, directly or indirectly, securities or other ownership interests representing more than 50% of the voting power of all outstanding share, stock or ownership interests of such second person;

“Transaction”	means the proposed acquisition by the Purchaser or DR Nominee of the entire issued and to be issued share capital of the Company in accordance with the terms of the Transaction Agreement;

“Transaction Agreement”	means the transaction agreement between the Purchaser, the Parent and the Company dated [ ⚫ ] 2023, as it may be amended from time to time;

“uncertificated” “in uncertificated form”	or means any share or other security of the Company in respect of which title is evidenced and transferred by means of a Relevant System; and

“Voting Record Time”	means 6:30 p.m. on the day which is two days (excluding non-working days) prior to the date of the Court Meeting or, if the Court Meeting is adjourned, 6:30 p.m. on the day which is two days (excluding non-working days) before the day of such adjourned meeting.

(B)	“U.S. dollar”, “USD” or “$” means the lawful currency of the United States of America.

(C)	References to Clauses and sub- Clauses are to clauses and sub-clauses of this Scheme.

(D)	As at the Latest Practicable Date, the issued share capital of the Company was [ ⚫ ] Company Ordinary Shares, all of which are credited as fully paid up and [none] of which were held in treasury.

(E)

As at the Latest Practicable Date, options and awards have been granted and remain outstanding under the Company Equity Plans to acquire Company ADSs and/or Company Ordinary Shares which could require the issue of up to the equivalent to [ ⚫ ] Company Ordinary Shares in aggregate.

(F)	As at the date of this Scheme, [ ⚫ ] Company Ordinary Shares are registered in the name of or beneficially owned by the Purchaser or any other member of the Purchaser Group.

(G)

The Purchaser and the Parent have agreed, in each case subject to the terms of the Transaction Agreement, to appear by counsel at the hearing to sanction this Scheme and to be bound by, and to undertake to the Court to be bound by, the terms of this Scheme and to execute and do, or procure to be executed and done, all such documents, acts and things as may be necessary or desirable to be executed or done by them for the purposes of giving effect to this Scheme.

(H)	References to times are to the time in England, United Kingdom.

SCHEME

1.	TRANSFER OF THE SCHEME SHARES

1.1

At the Effective Time, the Purchaser or at the Purchaser’s discretion and direction a DR Nominee (and/or such of its nominee(s) as are agreed between the Purchaser and the Company) shall, in accordance with Clause 1.2, acquire all of the Scheme Shares fully paid, with full title guarantee, free from all Encumbrances (other than transfer restrictions arising under applicable securities laws) and together with all rights at or after the Effective Time attached or relating to such Scheme Shares, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.

1.2

For the purposes of such acquisition, the Scheme Shares shall be transferred to the Purchaser or at the Purchaser’s discretion and direction to a DR Nominee (and/or such of its nominee(s) as are agreed between the Purchaser and the Company) by means of a form (or forms) of transfer or other instrument(s) or instruction(s) of transfer, or by means of CREST, and any person may be appointed by the Purchaser as attorney and/or agent and shall be authorised as such attorney and/or agent on behalf of each of the Scheme Shareholders concerned to execute and deliver as transferor such form(s) of transfer or other instrument(s) or instruction(s) of transfer (whether as a deed or otherwise) to transfer, or procure the transfer by means of CREST, the Scheme Shares and every form, instrument or instruction of transfer so executed or instruction so given shall be as effective as if it had been executed or given by the holder or holders of the Scheme Shares thereby transferred. Each such form of transfer or other instrument or instruction shall be deemed to be the principal instrument of transfer of the relevant Scheme Shares and the equitable or beneficial interest in the Scheme Shares shall only be transferred together with the legal interest in such Scheme Shares, pursuant to such form, instruction or instrument of transfer.

1.3	From the Effective Time and pending the transfer of the Scheme Shares pursuant to Clauses 1.1 and 1.2, each Scheme Shareholder:

(a)

irrevocably appoints the Purchaser or at the Purchaser’s discretion and direction a DR Nominee (and/or such of its nominee(s) as are agreed between the Purchaser and the Company) as its attorney and/or agent:

(i)

to exercise or direct the exercise of (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to the Scheme Shares and any or all other rights and privileges attaching to the Scheme Shares (including the right to requisition the convening of a general meeting of the Company or of any class of its shareholders); and

(ii)

to sign on behalf of such Scheme Shareholder such documents, and to do such things, as may, in the opinion of the Purchaser and/or its nominee(s) and/or each of their respective agents and directors (in each case acting reasonably), be necessary or desirable in connection with the exercise of any voting rights and any or all rights and privileges attaching to such Scheme Shares (including any consent to short notice of a general or separate class meeting or form of proxy in respect of such Scheme Shares appointing any person nominated by the Purchaser and/or its nominee(s) to attend general and separate class meetings of the Company);

(b)

authorises the Company and/or its agents to send to the Purchaser and/or its nominee(s) any notice, circular, warrant or other document or communication which may be required to be sent to them as a member (including any share certificate(s) or other document(s) of title issued as a result of any conversion of their Scheme Shares into certificated form); and

(c)	agrees not to exercise any voting rights or any other rights attaching to the relevant Scheme Shares without the consent of the Purchaser.

2.	CONSIDERATION FOR THE SCHEME SHARES

2.1

In consideration for the transfer of the Scheme Shares, the Purchaser shall (subject to the remaining provisions of this Clause 2) pay, or procure that there shall be paid, a cash amount to or for the account of each Scheme Shareholders (as appearing in the register of members of the Company at the Scheme Record Time) on the following basis:

for each Scheme Share	$24.00 in cash

(the “Per-Share Consideration”).

2.2

If, between the date of the Transaction Agreement and the Effective Time, the outstanding Company Ordinary Shares are changed to, or exchanged for, a different number or class of shares or securities as a result of any share dividend, bonus issue, scrip dividend, subdivision, reorganisation, merger, consolidation, reclassification, redesignation, recapitalisation, share split, combination or exchange of shares, or a share or scrip dividend has been declared with a record date within such period, or any similar event occurs, then the amount of the Per-Share Consideration shall be appropriately adjusted to provide to the Purchaser and the Scheme Shareholders the same economic effect as contemplated by this Scheme prior to such event.

3.	SETTLEMENT OF CONSIDERATION IN RELATION TO RESIDUAL SCHEME SHARES

3.1	This Clause 3 shall only apply in relation to the settlement of Per-Share Consideration in respect of Residual Scheme Shares.

3.2

As soon as reasonably practicable following the Effective Time, and in any event within two Business Days after the Effective Time, the Purchaser shall deposit, or procure the deposit, with the Paying Agent, for the benefit of the Scheme Shareholders (other than the Depositary Shareholder), cash in an amount equal to the aggregate amount of Per-Share Consideration due in respect of the Residual Scheme Shares (the “Consideration Fund”).

3.3

In respect of the settlement of the Per-Share Consideration pursuant to this Clause 3, the Purchaser shall cause the Paying Agent to, as soon as practicable after the Effective Time, and in any event not later than five Business Days after the Effective Time:

(a)

in the case of Residual Scheme Shares which at the Scheme Record Time are in certificated form, despatch or procure to be despatched to each person entitled thereto payment by way of cheque, in accordance with the provisions of Clause 3.5, the aggregate Per-Share Consideration payable to that person pursuant to Clause 2.1;

(b)

in the case of Residual Scheme Shares which at the Scheme Record Time are in uncertificated form, arrange for (or procure the arrangement of) the creation of an assured payment obligation in favour of the appropriate CREST account(s) of each person entitled thereto in accordance with the CREST assured payment arrangements in respect of the aggregate Per-Share Consideration payable to that person pursuant to Clause 2.1, provided that the Purchaser and the Paying Agent reserve the right to make payment (or procure the making of payment) of the said sums by cheque in accordance with Clause 3.3(a) if, in the reasonable opinion of the Purchaser, it is reasonably necessary to do so; and

(c)

in the case of Residual Scheme Shares issued or transferred pursuant to the Company Equity Plans after the sanction of the Scheme by the Court and prior to the Scheme Record Time, settlement of any consideration payable in respect of those Residual Scheme Shares shall be paid as soon as practicable following the Effective Date, via payroll as shall be determined by the Company to facilitate any required deductions for income tax and employee National Insurance contributions (and equivalent in other jurisdictions).

3.4	As from the Effective Time, each holding of Residual Scheme Shares credited to any stock account in CREST shall be disabled and all Residual Scheme Shares will be removed from CREST in due course.

3.5

Any physical deliveries by the Paying Agent or by any other person to the Scheme Shareholders (other than the Depositary Shareholder) pursuant to this Scheme (whether of cheques, notices, documents of title, certificates or otherwise) shall be effected by sending the same by post to the applicable Scheme Shareholders entitled thereto at their respective registered addresses as appearing in the register of members of the Company at the Scheme Record Time or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time. None of the Company, the Purchaser, any member of the Purchaser Group, any DR Nominee nor the Paying Agent or any of their respective agents or nominees shall be responsible for any loss or delay in the transmission of any cheques or payments (including bank transfers), notices, documents of title, certificates or any other documents sent in accordance with this Clause 3.5 which shall be sent at the risk of the person or persons entitled thereto.

3.6

All cheques delivered by the Paying Agent pursuant to this Scheme shall be in U.S. dollars and drawn on a clearing bank and shall be made payable to the person to whom, in accordance with the foregoing provisions of this Clause 3, the cheque is sent (save that, in the case of joint holders, the Purchaser and the Paying Agent reserve the right to make the cheque payable to the holder whose name stands first in the register of members of the Company), and the encashment of any such cheque shall be a complete discharge of the Purchaser’s obligations under this Scheme to pay (or procure the payment of) the monies represented thereby. The creation of an appropriate assured payment obligation as set out in Clause 3.3(b) shall be a complete discharge of the Purchaser’s obligations under this Scheme with reference to cash payments through CREST.

3.7

Any portion of the Consideration Fund which has not been transferred to the Scheme Shareholder to which it is due within twelve months of the Effective Date shall be delivered to the Purchaser or its designee(s) promptly upon demand by the Purchaser to hold on behalf of such Scheme Shareholder and such Scheme Shareholder may claim the consideration due to them (net of any taxes or expenses) at any time during the period of two years following the Effective Date by written notice to the Purchaser in a form which the Purchaser determines evidences their entitled to such consideration.

4.	SETTLEMENT OF CONSIDERATION IN RELATION TO DEPOSITED SCHEME SHARES

4.1	This Clause 4 shall only apply in relation to the settlement of Per-Share Consideration in respect of Deposited Scheme Shares.

4.2

As soon as reasonably practicable following the Effective Time, and in any event within two Business Days after the Effective Time, the Purchaser shall deposit, or procure the deposit, with the Depositary Shareholder (or its nominee(s)) cash in an amount equal to the aggregate amount of Per-Share Consideration due in respect of the Deposited Scheme Shares.

4.3

As from the Effective Time, each holding of Deposited Scheme Shares credited to the Depositary Shareholder’s stock account in CREST shall be disabled and all Deposited Scheme Shares will be removed from CREST in due course.

4.4

All cash payments to the Depositary Shareholder (or its nominee(s)) pursuant to this Clause 4 shall be transferred by the Purchaser (or, at the Purchaser’s direction, by any nominee of the Purchaser) in U.S. dollars to such bank account as the Depositary Shareholder shall inform the Purchaser of in writing at least five Business Days prior to the Effective Date. Such transfer shall be a complete discharge of the Purchaser’s obligations under this Scheme to pay (or procure the payment of) such monies. Neither the Purchaser nor any member of the Purchaser’s Group, any DR Nominee nor the Paying Agent nor the Company shall have any responsibility or liability under this Scheme for the onward distribution or transmission to the holders of Company ADSs, or to any other person, of the Per-Share Consideration due to the Depositary Shareholder (it being understood that this sentence does not affect the Company’s obligations under the Deposit Agreement).

5.	SHARE CERTIFICATES AND REGISTER OF MEMBERS

With effect from, or as soon as practicable after, the Effective Time:

(a)

all certificates representing Scheme Shares in certificated form shall cease to have effect as documents of title to the Scheme Shares comprised therein and each Scheme Shareholder shall be bound, at the request of the Purchaser, to deliver up the same to the Purchaser or to any person appointed by the Purchaser to receive the same or, as the Purchaser may direct, to destroy the same;

(b)

the Company shall procure that Euroclear shall be instructed to cancel the entitlements of Scheme Shareholders to Scheme Shares in uncertificated form and, following such cancellation, the Company’s registrars shall be authorised to rematerialise entitlements to such Scheme Shares as directed by the Purchaser; and

(c)

subject to the completion of such transfers, forms, instruments or instructions as may be required in accordance with Clause 1 and the UK stamping thereof (to the extent required), the Company shall procure that appropriate entries shall be made in the register of members of the Company to reflect the transfer of the Scheme Shares in accordance with Clause 1.

6.	WITHHOLDING

6.1

Notwithstanding any other provision of this Scheme, the Purchaser, the Company, the Paying Agent and each of their respective agents or nominees shall be entitled to deduct and withhold from any payment made in accordance with Clause 3 or 4 such amounts, if any, of tax as it is required to deduct and withhold with respect to the making of such payment or delivery under applicable law.

6.2	To the extent that amounts of tax are deducted and withheld in accordance with Clause 6.1, such deducted and withheld amounts shall be:

(a)	remitted to the applicable taxing authority within the time limits imposed by applicable law; and

(b)	shall be treated for all purposes of the Scheme as having been paid to the person in respect of which such deduction and withholding was made.

7.	MANDATES AND DIVIDENDS

Save as required in relation to the settlement of consideration pursuant to the terms of this Scheme, all mandates relating to the payment of dividends on any Scheme Shares and other instructions (including communications preferences) given to the Company by Scheme Shareholders in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Date, cease to be valid.

8.	EFFECTIVE TIME

8.1	This Scheme shall become effective upon a copy of the Court Sanction Order being delivered to the Registrar of Companies.

8.2	Unless this Scheme shall have become effective on or before the Long Stop Date, this Scheme shall never become effective.

9.	MODIFICATION

The Company and the Purchaser may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose. For the avoidance of doubt, no modification or addition can be made under this Clause 9 once the Scheme has become effective.

10.	GOVERNING LAW

This Scheme, and all rights and obligations arising out of or in connection with it, are governed by the laws of England and Wales and are subject to the exclusive jurisdiction of the English courts.

SCHEDULE 7

FORM OF COMPANY SHAREHOLDER RESOLUTION

Special resolution

1.

THAT, for the purpose of giving effect to the scheme of arrangement dated [ ⚫ ] 2023 between Abcam and the holders of Scheme Shares (as defined in the said scheme of arrangement), a print of which has been produced to this meeting and for the purposes of identification signed by the Chair of this meeting, in its original form or subject to any modification, addition, or condition as may be agreed from time to time (including, for the avoidance of doubt, after the date of this resolution) between the Company and Diadem Holdco Limited (the “Purchaser”) and which (if required) is approved by the High Court of Justice of England and Wales (the “Court”), or which is otherwise imposed by the Court and is mutually acceptable to the Company and the Purchaser each acting reasonably and in good faith (the “Scheme”):

(a)

the directors of the Company (or a duly authorised committee thereof) be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(b)	with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article 195:

“195.	Scheme of Arrangement

195.1

In this Article, references to the “Scheme” are to the scheme of arrangement dated [ ⚫ ] 2023 under Part 26 of the UK Companies Act 2006 between the Company and the holders of Scheme Shares (as defined in the Scheme) in its original form or with or subject to any modification, addition or condition as may be agreed between the Company and Diadem Holdco Limited (the “Purchaser”) and which (if required) is approved by the Court, or which is otherwise imposed by the Court and is mutually acceptable to the Company and the Purchaser each acting reasonably and in good faith. Capitalised terms used but not otherwise defined in this Article shall have the meanings given to them in the Scheme.

195.2

Notwithstanding any other provision of these Articles, if the Company issues any shares (other than to any member of the Purchaser Group or a nominee of any such person (each such person, a “Purchaser Company”)) at or after the Voting Record Time but before the Scheme Record Time, such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes of the Scheme) and the original or any subsequent holder or holders of such shares shall be bound by the Scheme accordingly.

195.3

Subject to the Scheme becoming effective, and notwithstanding any other provision of these Articles, if any shares in the Company are issued or transferred to any person other than a Purchaser Company (a “New Member”) after the Scheme Record Time (such shares the “Post-Scheme Shares”), such New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) will be obliged, upon the Scheme becoming effective (or, if later, upon the issue or transfer of the Post-Scheme Shares to such New Member, but subject to the terms of Articles [195.4] and [195.5] below), to transfer immediately all of its Post-Scheme Shares free of all encumbrances to the Purchaser (or to such other person as may be nominated by the Purchaser) who shall be obliged to acquire (or procure the acquisition by such other person of) all of the Post-Scheme Shares. In exchange for the transfer of the Post-Scheme Shares, the Purchaser (or such other person as has been nominated by the Purchaser) shall pay or procure the payment to the New Member of the Per-Share Consideration that the New Member would have been entitled to receive pursuant to the Scheme had each Post-Scheme Share been a Scheme Share.

195.4

Any New Member (other than, for the avoidance of doubt, a person who becomes a New Member by virtue of a transfer pursuant to this Article [195.4]) may, prior to the issue of Post-Scheme Shares to them pursuant to the exercise of an option or satisfaction of an award under one of the Company Equity Plans, give not less than two business days’ written notice to the Company in such manner as the Directors shall prescribe of their intention to transfer some or all of such Post-Scheme Shares to their respective spouse or civil partner and may, if such notice has been validly given, on such Post-Scheme Shares being issued to them, immediately transfer to their respective spouse or civil partner any such Post-Scheme Shares, provided that such Post-Scheme Shares will then be immediately transferred by that spouse or civil partner (as applicable) to the Purchaser pursuant to Article [195.3] above. If notice has been validly given pursuant to this Article [195.4] but the New Member does not immediately transfer to their spouse or civil partner the Post-Scheme Shares in respect of which notice was given, such shares will be transferred to the Purchaser and/or its nominee(s) pursuant to Article [195.3] above.

195.5

On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation) carried out after the Effective Date, the value of the consideration per Post-Scheme Share to be paid under Article [195.3] shall be adjusted by the Company in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to such shares shall, following such adjustment, be construed accordingly.

195.6

To give effect to any transfer of Post-Scheme Shares required by this Article, the Company may appoint any person as attorney and/or agent (the “agent”) for the New Member to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of the Purchaser (or such other person as the Purchaser may nominate) and do all such other things and execute and deliver all such documents as may in the opinion of the agent be necessary or desirable to vest the Post-Scheme Shares in the Purchaser (or such other person as the Purchaser may nominate) and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as the Purchaser may direct. If an agent is so appointed, the New Member shall not thereafter be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed in writing by the Purchaser, and the Company may send to the agent any notice, circular, warrant or other document or communication which may otherwise be required to be sent to the New Member as a member of the Company.

195.7

The Company may give good receipt for the Per-Share Consideration for the Post-Scheme Shares and may register the Purchaser (or such other person as the Purchaser may nominate) as holder of the Post-Scheme Shares and issue to it certificate(s) for the same. The agent shall be empowered to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder). The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares.

195.8

The Purchaser shall settle (or procure the settlement) of the Per-Share Consideration within five Business Days of the transfer of the Post-Scheme Shares by the New Member to the Purchaser (or to such other person as the Purchaser may nominate).

195.9

Notwithstanding any other provision of these Articles, neither the Company nor its directors shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Time (other than to a the Purchaser Company pursuant to the Scheme).

195.10	If the Scheme has not become effective by the date referred to in paragraph [8.2] of the Scheme, this Article shall be of no effect.”